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Follow-Up Materials

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REGISTRANT'S NAME Japan Tobacco Inc.

*CURRENT ADDRESS

PROCESSED

AUG 10 2007

THOMSON FINANCIAL

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FILE NO. 82- 04362 FISCAL YEAR 3-31-07

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3-31-07

Annual Report 2007

For the Year Ended March 31, 2007

JAPAN TOBACCO INC.

CONTENTS

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1. health concerns relating to the use of tobacco products;
2. legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;
3. litigation in Japan and elsewhere;
4. our ability to further diversify our business beyond the tobacco industry;
5. our ability to successfully expand internationally and make investments outside of Japan;
6. competition and changing consumer preferences;
7. the impact of any acquisitions or similar transactions;
8. local and global economic conditions; and
9. fluctuations in foreign exchange rates and the costs of raw materials.

Unless otherwise specified in this annual report, the information herein is as of June 22, 2007.

Financial Highlights

Japan Tobacco Inc. and Consolidated Subsidiaries
Years ended March 31

	Millions of yen					Millions of U.S. dollars
	2003	2004	2005	2006	2007	2007
For the year:						
Net sales	¥ 4,492,264	¥ 4,625,151	¥ 4,664,514	¥ 4,637,657	¥ 4,769,387	$ 40,401
EBITDA (Note 2)	337,296	373,435	400,115	433,391	464,634	3,936
Operating income	188,963	234,034	273,371	306,946	331,991	2,812
Net income (loss)	75,302	(7,603)	62,584	201,542	210,772	1,785
Free cash flow (FCF) (Note 3)	170,372	269,174	269,459	145,590	223,007	1,889
At year-end:						
Total assets	¥ 2,957,665	¥ 3,029,084	¥ 2,982,056	¥ 3,037,379	¥ 3,364,663	$ 28,502
Total equity	1,622,654	1,507,937	1,498,204	1,762,512	2,024,616	17,150
Ratios:						
Return on equity (ROE)	4.7%	(0.5%)	4.2%	12.4%	11.3%	
Return on asset (ROA)	6.4%	7.9%	9.2%	10.4%	10.7%	
Equity Ratio	54.9%	49.8%	50.2%	58.0%	58.3%	
Amounts per share (in yen and U.S. dollars):						
Net income (loss)	¥ 37,528	¥ (3,967)	¥ 32,090	¥ 105,085	¥ 22,001	$ 186
Total equity	811,204	771,516	781,814	919,780	204,618	1,733
Cash dividends applicable to the year	10,000	10,000	13,000	16,000	4,000	34

Notes: 1. Figures stated in U.S. dollars in this report are translated solely for convenience at the rate of ¥118.05 per $1, the rate of exchange as of March 31, 2007.
2. EBITDA = operating income + depreciation and amortization
Depreciation and amortization = depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill
3. FCF = (cash flow from operating activities + cash flow from investing activities) excluding the following items:
From "cash flow from operating activities": Dividends received / interest received and its tax effect / interest paid and its tax effect
From "cash flow from investing activities": Cash outflow from purchase of marketable securities / proceeds from sales of marketable securities / cash outflow from purchases of investment securities / proceeds from sales of investment securities / others (but not business-related investment securities, which are included in the investment securities item)
4. On April 1, 2006, a 5 for 1 stock split went into effect.
The graph showing "Cash Dividends Applicable to the Year" is adjusted retroactively.

EBITDA and Operating Income


(Billions of Yen)
337.3
189.0
373.4
234.0
400.1
273.4
433.4
306.9
464.6
332.0
'03
'04
'05
'06
'07
EBITDA
Operating Income
(Years ended March 31)

Net Income (Loss) and ROE


(Billions of Yen)
(%)
75.3
4.7
-7.6
-0.5
62.6
4.2
201.5
12.4
210.8
11.3
'03
'04
'05
'06
'07
Net Income (Loss)
ROE
(Years ended March 31)

Free Cash Flow


(Billions of Yen)
170.4
269.2
269.5
145.6
223.0
'03
'04
'05
'06
'07
(Years ended March 31)

Cash Dividends Applicable to the Year


(Yen)
2,000
2,000
2,600
3,200
4,000
'03
'04
'05
'06
'07
(Years ended March 31)

JT at a Glance

Japan Tobacco Inc. (JT) and its 33,400 employees are striving to become a "global growth company that develops diversified, value-creating businesses." JT is the world's third-largest tobacco company. Our domestic tobacco business continues to maintain a significant competitive position in the Japanese market, and the international tobacco business is delivering remarkable performance as the driver of profit growth for the JT Group. As future pillar businesses, the pharmaceutical business pursued strategic licensing to world-leading pharmaceutical companies, and the foods business continued to expand profit levels steadily.



Pharmaceutical Business
Net Sales (Billions of Yen)
57.7
49.3
45.5
'05 '06 '07
EBITDA (Billions of Yen)
5.5
-1.8
-8.2
'05 '06 '07
Operating Income (Loss) (Billions of Yen)
1.9
-5.1
-11.2
'05 '06 '07
Net Sales Breakdown, by Business Segment
Other Business 0.4%
1.0%
6.0%
71.6%
21.0%
Domestic Tobacco Business
Net Sales (Billions of Yen)
3,491.5
3,405.3
3,416.3
'05 '06 '07
EBITDA (Billions of Yen)
296.0
305.8
326.5
'05 '06 '07
Operating Income (Billions of Yen)
215.8
220.1
245.4
'05 '06 '07
Foods Business
Net Sales (Billions of Yen)
265.4
278.4
286.6
'05 '06 '07
EBITDA (Billions of Yen)
7.9
11.9
12.0
'05 '06 '07
Operating Income (Billions of Yen)
1.9
6.3
6.7
'05 '06 '07
International Tobacco Business
Net Sales (Billions of Yen)
792.7
881.2
999.7
'05 '06 '07
EBITDA (Billions of Yen)
65.5
94.1
112.7
'05 '06 '07
Operating Income (Billions of Yen)
44.5
71.0
81.1
'05 '06 '07



Russia
Canada
France
Ukraine
Spain
Italy
Turkey
Iran
South Korea
Taiwan
Malaysia
Pharmaceutical Business
AKROS PHARMA INC.
Research activities in the pharmaceutical business and clinical development in the United States
Domestic Tobacco Business
JT: Headquarters
Foods Business
Weihai J.K. Foods Co., Ltd.
Manufacturing and sale of seasonings
Shanghai JS Foods Co., Ltd.
Manufacturing and sale of frozen foods
Swickers Kingaroy Bacon Factory Pty. Ltd.
Meat processing
Hans Continental Smallgoods Pty. Ltd.
Manufacturing and sale of ham and sausage
Thai Foods International Co., Ltd.
Manufacturing and sale of seasonings
International Tobacco Business
JT International S.A.
Headquarters of the International Tobacco Operations
JT International is responsible for the JT Group's international tobacco business.
—Approximately 12,000 employees.
—Products sold in more than 120 countries.
—Operates cigarette manufacturing factories in 15 countries.
Core markets of International Tobacco Business

Top 5 Brands by Sales Volume Worldwide

(Year ended December 31, 2005)

(Billions of cigarettes)

Brand	Brand Owner	Total World Annual Sales Volume
1. Marlboro	Altria	472.7
2. Mild Seven	JT	111.7
3. L&M	Altria	106.2
4. Winston	Total*	91.3
	JT	77.1
	Reynolds American	14.2
5. Camel	Total*	59.0
	JT	35.7
	Reynolds American	23.3

Source: The Maxwell Report "Top World Cigarette Market Leaders"

*Sales volume within the United States and that outside the United States belong to Reynolds American and JT, respectively

Major Tobacco Companies' Share

(2005)



(%)
17.7
12.1
10.5
7.4
3.1
3.1
2.4
Altria (USA)
JT+Gallaher
JT(1)
Gallaher (UK)
Altadis (Spain)
British American Tobacco (UK)
Imperial Tobacco(2) (UK)

Source: Companies' reports, The Maxwell Report

(1): FY 3/2006

(2): FY 9/2005

Top 10 Cigarette Products in Japan, by Market Share

(Year ended March 31, 2007)

	Product	Manufacturer	Share (%)
1	MILD SEVEN SUPER LIGHTS	JT	6.8
2	MILD SEVEN LIGHTS	JT	6.2
3	SEVEN STARS	JT	5.2
4	MILD SEVEN	JT	4.9
5	MARLBORO LIGHTS MENTHOL BOX	Altria	3.2
6	MILD SEVEN EXTRA LIGHTS	JT	3.0
7	MILD SEVEN ONE 100's BOX	JT	2.8
8	CASTER MILD	JT	2.7
9	CABIN MILD BOX	JT	1.9
10	LARK MILDS KS BOX	Altria	1.8

Source: Tobacco Institute of Japan

Worldwide Demand for Cigarette



(Billions of cigarettes)
5,471
5,494
5,508
5,597
5,585
2001
2002
2003
2004
2005

Source: The Maxwell Report "Top World Cigarette Market Leaders"

Towards Realization of the Company JT Envisions



Yoji Wakui
Chairman of the Board

Hiroshi Kimura
President and CEO and Representative Director

—— Corporate Image ——

Long-term Vision

"A global growth company that develops diversified, value-creating businesses"

Domestic Tobacco Business:	Overwhelm the competition in the home country market as "the core source of profits."
International Tobacco Business:	Attain a sustainable leadership position in profitability and or market-share within a growing number of markets, and continue to be "the driving force for profit growth."
Pharmaceutical Business:	Continuously deliver profits based on a strong foundation as a core business.
Foods Business:	Establish a global competitive advantage as an integrated foods manufacturer.

Medium-Term Management Plan "JT2008"

Aim to achieve long-term sustainable growth while overcoming challenges in operating environment.

Group-wide EBITDA for FY 3/2009: Aim to exceed FY 3/2006 result by approximately 20 billion yen

Domestic Tobacco Business:	Aim to maintain the EBITDA level attained during the "JT PLAN-V" period in FY 3/2009 by mitigating the effects of declining consumption.
International Tobacco Business:	Grow sustainable EBITDA in the mid-teens and solidify its role as the driving force for profit growth of the JT Group.
Pharmaceutical Business:	Aim to advance its clinical compounds to higher phases of clinical study and enhance the R&D pipeline.
Foods Business:	Aim to achieve a consolidated operating margin of 3.5% or higher for FY 3/2009 as a pillar business.

*JT2008 is based on organic growth and not on the premise of large-scale M&A figures.

JT Group Management

Through various corporate activities, we promise to deliver "irreplaceable delight" to all of our stakeholders, the surprise and delight beyond expectation that only JT can offer through the creation of added value. We call this commitment "Brand-ing," a commitment which we will strive to fulfill in order to become an integral part of society.



JT Brand-ing Declaration
Brand-ing Spirit
Management policies
Business missions
Toward 4D
(Delight)
4S Model
Principles that should be respected by corporate management
Compliance
Behavioral values and ethics that should be shared
CS
Customers
CF
Shareholders
= Cashflow
ES
Employees
SS
Society

JT Brand-ing Declaration (Established in 2002)

Clarifying the fact that we promise and realize "irreplaceable delight" for all our stakeholders

- We aim to become a "Global Brand-ing Company" that develops unique brands that are trusted and respected by our customers.
- We believe that our most significant assets are those unique product brands and "JT" itself, which pursues developing the brands, as the unified corporate brand.
- We commit ourselves to use management resources to continually build our brands and keep them fresh.
- We are committed to developing and increasing the value of the "JT" brands as well as our product brands with pride.

4S Model

By circulating and expanding funds generated by high-quality business activities, JT is committed to fulfill—to the best of its ability and in a fair and balanced manner—its responsibilities to its shareholders, customers, employees and society and to ensure their satisfaction with JT's performance.

- CS JT seeks to understand its customers' needs in depth, and to meet these needs by continuing to offer attractive goods and services.
- ES JT offers attractive positions to talented people who have ability, drive and a sense of responsibility.
- SS Through its business activities based on high ethical standards, JT intends to become a good corporate citizen welcomed by both global and regional communities.
- CF Economic achievement constitutes the basic common language of the organization. Business structure is continually reviewed and reformed to raise corporate adaptability to the ever-changing environment.

To Our Shareholders, Customers, and Employees

The acquisition of Gallaher further solidifies JT's position as the world's third largest tobacco company. In addition to its already strong business foundation in Asia, JT now has an expanded presence in Europe and the CIS region. The improved geographical balance and business opportunities created by this acquisition will provide JT with the foundation for continued, sustainable growth as one of the tobacco industry's leading companies.

Acquisition of Gallaher Group Plc

On April 18, 2007, JT completed the transaction through which Gallaher Group Plc has become a wholly owned subsidiary of the JT Group.

The acquisition of Gallaher further solidifies JT's position as the world's third largest tobacco company. In addition to its already strong business foundation in Asia, JT now has an expanded presence in Europe and the CIS region. The improved geographical balance and business opportunities created by this acquisition will provide JT with the foundation for continued, sustainable growth as one of the tobacco industry's leading companies.

As a result of this acquisition, the integration of the complementary business geography and operations of both groups will expand JT's business scale, and will reinforce our technology and distribution infrastructure. In addition, integration of the businesses will enable us to realize important synergies which will improve our top line and reduce costs through improved business efficiency. Integration process has been establishing to ensure the prompt and optimal realization of these synergies.

FY 3/2007 Performance

Domestic Tobacco Business

The business environment in the Japanese market became even more difficult due to declines in total demand, intensifying competition, and the rise in the tobacco excise tax which took effect from July 2006. Our sales volume declined as overall demand decreased, but we were able to achieve an increase in profit as a result of other factors such as increased unit prices corresponding to sales price revision, reduced costs and improvement in gains and losses from the reappraisal of our domestic leaf tobacco inventories.

International Tobacco Business

The international tobacco business recorded its sixth successive year of EBITDA double-digit growth,



Hiroshi Kimura
President and CEO and
Representative Director

resulting in an annual average EBITDA growth rate in the mid-teens, which is the target set forth in the medium term management plan "JT2008." The excise tax increase and price revision that occurred in Spain at the beginning of 2006 had a negative influence on JT's profitability, but we were able to compensate for this with better results in other markets. In addition, our pricing strategy in Spain resulted in a significant recovery in our market share and represents an important step towards future earnings growth.

Pharmaceutical Business

In the pharmaceutical business, we worked steadily to advance new pharmaceuticals to higher phases of clinical study and to enhance our R&D pipeline. Our goal is to position the pharmaceutical business as a core future business that will quickly deliver increased business value. With the advance of the hyperuricemia drug JTT-552 to the clinical trial stage, we currently have a total of seven in-house developed compounds at this stage. In addition, our strategic search for opportunities for licensing both in and out of compounds continues. In April 2006, we licensed a new pre-clinical trial stage compound to GlaxoSmithKline Inc., and in December 2006, we licensed a pre-clinical trial stage antibody drug candidate to MedImmune Inc.

Foods Business

The foods business achieved increases in both revenue and profit in FY 3/2007 through the expansion of the vending machine sales channel, the expansion of the Roots canned coffee brand in the beverages business, and through higher sales volumes in the frozen processed foods and chilled processed foods businesses.

As a result of the above performance, JT Group net sales totaled ¥4,769.4 billion, an increase of ¥131.7 billion (2.8%) compared with the previous fiscal year. EBITDA totaled ¥464.6 billion, an increase of ¥31.2 billion (7.2%) year on year, while operating income rose by ¥25.0 billion to ¥332.0 billion (8.2%) year on year.

Net income for the fiscal year totaled ¥210.8 billion, an increase of ¥9.2 billion (4.6%) compared with the previous fiscal year. Financing expenses related to the acquisition of the Gallaher Group and expenses related to the introduction in Japan of tobacco vending machines capable of identifying adult customers were offset by an increase in net gains on the sales and disposal of fixed assets, a reduction in impairment charges, and a reduction in business restructuring expenses.

EBITDA, operating income and net income for the fiscal year were all at record high levels and both EBITDA and operating income increased for the sixth consecutive term. Our medium term management plan "JT2008" has thus gotten off to a favorable start in its first year. JT has decided to pay a dividend of JPY 4,000 per share for the full fiscal year that ended March 31, 2007 including interim dividend.

The Second Year of "JT2008"

Based on our performance for FY 3/2007, I would like now to explain the direction JT will take in FY 3/2008 in order to achieve the goals of our medium term management plan "JT2008."

Domestic Tobacco Business

The domestic tobacco business has as its goal under "JT2008" the important challenge of remaining as the core source of profit for the JT Group, by maintaining profit levels and focusing on top line growth. Against this backdrop, FY 3/2008 will mark the 30th anniversary of the launch of Mild Seven. Accordingly, we will further strengthen the equity of our number-one brand, and will strive to improve Mild Seven's market share.

International Tobacco Business

In the international tobacco business, which is regarded as the driving force for profit growth for the JT Group, we will continue to maintain an EBITDA growth rate in the mid-teens for the original JTI business, through the continued expansion of our market and brand portfolio growth. While ensuring the steady growth of our existing JTI businesses, we will proceed smoothly and rapidly with the integration of Gallaher.



Pharmaceutical Business

The pharmaceutical business will continue to focus on expanding new themes and accelerating clinical development by targeting the advancement of clinical compounds to higher phases of clinical study and enhancing the R&D pipeline.

Foods Business

While striving to achieve a consolidated operating margin of 3.5% for FY 3/2009, we will continue efforts to establish and strengthen the competitive superiority of our foods business by further expanding our base as an integrated foods manufacturer. We will also take advantage of emerging opportunities as part of our business expansion strategy.



Maximizing Corporate Value

JT believes that maximizing its corporate value over the medium and long-term, through active business investment to drive continuous profit growth, is fundamental to maximizing shareholder value.

Our basic dividend policy is to provide a level of return to shareholders which is competitive in the capital markets, and which reflects the state of execution of our medium and long-term growth strategy and our consolidated financial results in each period. Taking this into account, JT is currently aiming to increase the dividend level to a consolidated dividend payout ratio of 20%. It should be noted that after FY3/2009 the consolidated payout ratio will be based upon net income for the fiscal year excluding the influence of goodwill amortization.

Moreover, we are allocating cash reserves for current and future business investment and for the acquisition of external resources. In addition, cash reserves will be increased to reduce the burden of interest-bearing debt and to support initiatives which expand the options available to the Company's management, such as stock repurchasing programs.

To Our Stakeholders

In January 2007, JT received the "Best Disclosure Award" from the Tokyo Stock Exchange. Each year, the TSE selects companies that are actively tackling the issue of disclosure from among the approximately 2,400 companies listed on the exchange. This year, JT was among the seven companies that received this award.

The receipt of this award provides us with even greater motivation to carry out our social responsibilities and to increase our corporate value in order to meet the expectations of our stakeholders.

In closing, I ask our stakeholders to continue to provide us with your full understanding and support as we implement our management strategy into the future.

June 2007



Hiroshi Kimura
President and CEO and Representative Director

Special Feature:
Acquisition of Gallaher Group PLC





Acquisition of Gallaher Group PLC » 12

Acquisition of Gallaher Group PLC

Following the announcement on December 15, 2006 of its offer for Gallaher Group PLC, JT successfully completed the acquisition on April 18, 2007. On the same day, Gallaher was de-listed from the London Stock Exchange, and became a subsidiary of JT. The acquisition price was approx. £7.5 billion (approx. ¥1,720 billion), and the total acquisition price including the assumption of net interest-bearing debt was approx. £9.44 billion (approx. ¥2,180 billion).

—— Growth Trajectory of the International Tobacco Business ——

The acquisition of Gallaher represents JT's largest business investment since the acquisition of RJR Nabisco's international tobacco business in 1999 and the subsequent formation of the present JT International ("JTI"). Since that time, JTI has achieved remarkable performance, and remains the engine of profit growth for the JT Group.


In 1999 JT acquired the international tobacco business of RJR Nabisco Inc.
Acquisition price: US$7.83 billion
2007~
Significantly enhanced scale positions JT for future growth as a leading global tobacco company
April 2007
Acquired Gallaher Group Plc for approx. £7.5 billion
2000~2006
Consistent application of core strategies results in 6 consecutive years of double-digit EBITDA growth
May 1999
Acquired RJR Nabisco's international tobacco business for US$7.83 billion
1985~1998
Withdrew from export-centered business and sought serious overseas development
In 2007 JT acquired 100% of shares issued by the UK Gallaher Group Plc
Acquisition price: Approx. £7.5 billion

JT International's Business Strategy

One of the most important pillars of JTI's business strategy is its clear focus on its Global Flagship Brands (GFB).

As a result of this strategy, GFB sales volume has grown over 50% since 2000, driven by a mixture of mature and emerging markets, and by improvements in the equity of these brands.

Focus on Global Flagship Brands (Camel, Winston, Mild Seven, Salem)

- GFB sales volume has grown by more than 50% since 2000, reaching approximately 150 billion cigarettes annually and representing 62% of JTI's total sales volume.


(Billions of cigarettes)
Total Volume
GFB Volume
195.2
193.8
190.1
204.5
217.5
240.1
124.3
'00
'01
'02
'03
'04
'05
'06

An equally important pillar of JTI's business strategy is to expand its profit base by focusing on core markets. In 2000, JTI's business performance depended largely on three markets which generated EBITA (Earnings before Interest, Taxes, and Amortization) of over $50 million. As a result of JTI's focus on core markets, JTI now has six markets that generate EBITA of over $50 million.

Focus on 11 Core Markets to Expand the Profit Base

- A balanced regional mix driving continuous growth.
- Markets generating EBITA over US$50 million increased from three in 2000 to six in 2006.


Canada
Russia
France
Ukraine
Spain
Italy
Turkey
Iran
Korea
Taiwan
Malaysia

Special Feature: Acquisition of Gallaher Group PLC

The consistent application of these strategies has enabled JTI to increase its EBITDA margin rate by 11% points over the past six years. Over the same period, JTI has increased its EBITDA by over 200% and has exceeded $1 billion earnings following six consecutive years of double-digit EBITDA growth.

Consistent Application of Core Strategies Drives Improvements in EBITDA Margin

- Strengthen Global Flagship Brand equity
- Leverage & deploy brand portfolio
- Improve impact at point of sale
- Concentrate on core markets
- Reduce cost base while delivering quality products
- Aim for the highest standard of corporate responsibility
- Invest in talent



13%
22%
'00
'01
'02
'03
'04
'05
'06

JT International has Delivered Consistent EBITDA Growth

- EBITDA has increased by over 200% since 2000.
- EBITDA has broken through the US$1 billion barrier following six successive years of double-digit growth.



EBITDA
(Millions of U.S. dollars)
338
400
925
US$1 billion
'00
'01
'02
'03
'04
'05
'06

JTI has achieved the fastest organical growth in the tobacco industry by the consistent core strategies.

The Significance of the Gallaher Acquisition

In the global tobacco market, JT and Gallaher were the third and fifth largest companies, respectively. In 2005, the companies had a combined share of the global market of 10.5% (JT: 7.4% and Gallaher: 3.1%). Today, there are ten markets in which JT and Gallaher have a combined No.1 or No.2 share, and the complementary geographies of the two companies is an important factor in JT's decision to acquire Gallaher.

Major Tobacco Companies' Share (2005)


Altria 17.7%
BAT 12.1%
JT(2) 7.4%
Gallaher 3.1%
Imperial(3) 3.1%
Altadis 2.4%
Others 54.1%
Total Volume(1): 5,585 billions of cigarettes
New JT Group 10.5%
Source: Companies' reports, The Maxwell Report
(1): The Maxwell Report "Top World Cigarette Market Leaders"
(2): FY 3/2006
(3): FY 9/2005

Significance of the Acquisition – Complementary Geography

• Substantial increase in number of markets with No.1 or No.2 market share.


3 + 5 = 10
JT: 3 Markets
Japan, Taiwan, Malaysia
Gallaher: 5 Markets
UK, Ireland, Austria, Sweden, Kazakhstan
JT + Gallaher: 2 Markets
Russia, Ukraine

Another important factor is the complementary nature of the brand portfolios of the two companies. Gallaher owns a number of powerful brands including Benson & Hedges, Silk Cut, Sobranie, and LD. Furthermore, Gallaher owns powerful brands in the so-called "other tobacco products" field, which includes hand-rolled cigarettes, cigars, pipe tobacco, and snus. The acquisition of Gallaher will broaden the company's brand portfolio and will enable JT to respond to an even more diverse range of customers and consumers.

The acquisition of Gallaher further solidifies JT's position as the world's third largest tobacco company. In addition to its already strong business foundation in Asia, JT now has an expanded presence in Europe and the CIS region. The improved geographical balance and business opportunities created by this acquisition will provide JT with the foundation for continued, sustainable growth as one of the tobacco industry's leading companies.

Potential Impact on Business Results

A simple combination of Gallaher's FY 2006 and JT's FY 3/2007 performance suggests a net sales increase of 28.6% from ¥2,051.0 billion before acquisition to ¥2,637.5 billion after acquisition. Likewise, EBITDA increases 34.3% from ¥464.6 billion before acquisition to ¥623.8 billion. While JT's profit structure has traditionally depended on its domestic tobacco business, the revenue share of its international tobacco business will improve substantially following the Gallaher acquisition. The international tobacco business thus joins the domestic tobacco business as an important pillar of revenues for the JT Group. The resulting improvement in business segment mix is an important factor in the future sustainability and growth of JT revenues.

Suggested Financial Profile after Acquisition



Sales Volume
(Billions of cigarettes)
Domestic tobacco
Ex-JTI
Ex-Gallaher
+44.0%
415.0 billion
597.4 billion
182.4
240.1
240.1
174.9
174.9
Pre Acquisition
Post Acquisition(1)



Sales excl. Taxes
(Billions of yen)
Domestic tobacco
Ex-JTI
Ex-Gallaher
Diversified businesses, etc.
+28.6%
¥2,051.0 billion
¥2,637.5 billion
586.5
550.3
550.3
1,147.2
1,147.2
Pre Acquisition
Post Acquisition(1)



EBITDA
(Billions of yen)
Domestic tobacco
Ex-JTI
Ex-Gallaher
Diversified businesses, etc.
+34.3%
¥464.6 billion
¥623.8 billion
159.2
112.6
112.6
326.4
326.4
Pre Acquisition
Post Acquisition(1)

Source: Figures publicly announced by each company
Note: Exchange rate: ¥214.53 ¥/£ (2006 AR)
(1) Figures of post acquisition are the simple total of JT (results for FY 3/2007) and Gallaher (results for FY 12/2006).

Early Realization of Integration Effects

As a result of this acquisition, the integration of the complementary business geography and operations of both groups will expand JT's business scale, and will reinforce our technology and distribution infrastructure. In addition, integration of the businesses will enable us to realize important synergies which will improve our top line and reduce costs through improved business efficiency. Integration process has been establishing to ensure the prompt and optimal realization of these synergies.

Significance of the JT Group Acquisition



[Greater Scale]
• Stronger position as the World's 3rd largest tobacco company
• Top line growth opportunities
• Operating efficiencies
[Enhanced Capabilities]
• Greater expertise in Virginia blend technology
• Other tobacco product (OTP) technologies
• Enhanced retail presence
[Complementary Geographies]
• A more balanced international business
• A competitive, balanced portfolio across many markets and price segments

Business Integration Policy

- One management team, one company
- Sense of urgency
- Strictly minimize disruptions to existing business
- Maintain focus on consumers and customers
- Capture synergies in a disciplined and systematic manner

Review of Operations





Review of Operations

Domestic Tobacco Business

We are positioning the domestic tobacco business as a core profit-generating source in the JT Group. Market share competition is becoming more severe as total demand continues to decline, driven by the ageing of Japanese society, growing awareness of smoking and health issues, and the tightening of regulations regarding smoking. In this business environment, JT plans to increase the value of the domestic tobacco business through our sales growth strategy and improving productivity.

Business Performance

FY 3/2007 Business Performance Summary

- Total sales volume of JT products: 174.9 billion cigarettes, down 7.7% (see note)
- Net sales (excluding excise): ¥1,147.2 billion, down 2.2%
- Operating income: ¥245.4 billion, up 11.5%
- EBITDA: ¥326.5 billion, up 6.8%

(Note) In addition to the figure stated above, we also sold 3.4 billion cigarettes at duty-free shops in Japan and in the markets of China, Hong Kong and Macau, which are under the control of our China Division.

In the domestic tobacco business, the business environment has become more severe as total demand is decreasing and as the severity of competition increased following the rise in the tobacco excise tax effective from July 2006. Under these conditions, JT is aiming to retain market share through the introduction of new products in growing segments and the refreshment and strengthening of existing brands. Since May 2006, we have employed the "Blue Wind" brand symbol on the packages of the five box products in our core Mild Seven brand family, and we also renewed the designs of nine brands of soft pack products and 1-mg tar products beginning from December 2006 to unify and strengthen the brand image of those products.

In order to effectively launch new products in growing segments, JT launched 9 products in 7 brands including 7 D-spec products (known as "Less Smoke Smell" products abroad, these products incorporate the company's odor-reducing technology). Also, in response to strong customer demand, we expanded 4 products in 4 brands to nationwide distribution. Through these changes, we are executing sales promotion more efficiently and effectively.

Sales of JT cigarette products in FY 3/2007 totaled 174.9 billion cigarettes, a decline of 14.5 billion cigarettes (7.7%) in comparison with the previous year, while the company's market share declined by 1.6 points to 64.8%. The factors behind this result included the termination of the Marlboro domestic license agreement on April 30, 2005, and pricing changes associated with the rise in the tobacco excise tax effective from July 2006.

Products that JT positioned in growing segments steadily expanded the company's market share in these segments. In FY 3/2007, our market shares of the following categories, excluding Marlboro products and including JTI products, were: 1-mg tar: 12.9% (up 1.0%), menthol: 6.8% (up 0.3%), and premium products: 5.5% (up 0.1%). In addition, the new category D-spec products reached 4.0% market share, and are steadily becoming established in the market.



Ichiro Kumakura
President, Tobacco Business

Strategy and Measures

Toward Sustainable Growth.

- Product strategy
- Distribution strategy
- Marketing strategy
- Improving productivity and fulfilling our responsibility as a leading company

Maximizing Our Marketing Mix

In the domestic tobacco market, the total demand for cigarettes has continued to decline due to the aging of the Japanese population, a growing consciousness of smoking and health risks, and tightening of smoking regulations. Increases in the tobacco excise tax, which went into effect in July 2003 and July 2006, further had an affect, with the percentage of smokers dropping to 26.3% according to a August 2006 survey.

Various tobacco-related regulations are being strengthened, and competition with foreign brands for domestic market share is becoming increasingly severe. In the future, JT will overcome the reduction in sales volume by optimizing its product strategy, distribution strategy, and sales strategy.

[Product Strategy]

Concentrating resources in growing segments and improving the value of core brands is the focus of JT's product strategy.

We will achieve steady growth for our existing brands within growing market segments (1-mg tar, menthol, and premium products) while at the same time expanding our market share by effectively introducing new products.

Furthermore, we are steadily increasing the value of our core brands. For example, in May 2006, we redesigned the packaging for five box products in the Mild Seven brand family and also renewed the packaging designs of nine brands of soft pack products and 1-mg tar products beginning in December 2006. In addition, we are raising unit prices through the development and introduction of high value-added products as represented by our D-spec brands. These activities are further building the equity of our core brand portfolio.

[Distribution Strategy]

JT enjoys a powerful and unrivalled distribution network. In Japan, approximately 60% of all tobacco sales are carried out via vending machines, and JT owns more than one-third of all cigarette vending machines in the country. Going forward, we will strengthen our activities in growing sales channels such as convenience stores, while maintaining our overwhelming competitiveness in the important vending machine channel.

Sales Volume


(Billions of cigarettes)
312.6
211.5
299.4
200.1
292.6
194.5
285.2
186.8
269.9
174.9
FY2003
FY2004
FY2005
FY2006
FY2007
Total Demand
JT Sales Volume(1)

(1) New basis = JT original products+ JTI products for the Japanese market (Camel, Winston, Salem, etc.)

Market Share of JT Products(1)


(%)
66.1 65.5 65.3 65.2 65.5 64.2 64.7 64.5
32.4 32.3 32.2 32.1 32.9 30.5 31.2 31.3
11.3 11.7 12.2 12.5 12.4 12.5 13.3 13.6
6.3 6.5 6.6 6.7 6.7 6.9 6.7 7.1
5.1 5.2 5.4 5.9 5.7 5.4 5.2 5.5
2.9 3.2 3.6 4.2 4.1 3.8 3.9 4.3
Q1 Q2 Q3 Q4
FY2006
Q1 Q2 Q3 Q4
FY2007
JT products
MILD SEVEN Family
1mg tar products
Menthol products
JPY 320 or above(2)
D-spec products

(1) New basis = JT original products+ JTI products for the Japanese market (Camel, Winston, Salem, etc.)
(2) Products priced ¥300 or higher until June 2006.

[Marketing Strategy]
We employ a marketing team that surpasses those of our competitors in terms of scale. This team conducts marketing activities that are carefully tailored to the needs of retailers throughout the country. As we move forward, we will continue to implement best-of-class sales promotion activities through one-to-one marketing while following applicable regulations and helping to address the problem of smoking by minors.

[Improving Productivity and Fulfilling Responsibilities as a Leading Company]
Productivity improvements are an important challenge for manufacturers. At JT, we work constantly in order to respond appropriately to diversified customer needs and changes in demand.

Moreover, we will continue to fulfill our responsibilities as the leading tobacco company in the Japanese market, and we will continue to promote a society in which smokers and nonsmokers can coexist. We will work to promote improvements in smoking manners, while developing and supporting suitable locations and opportunities for smoking, including the provision of comfortable smoking areas.

Furthermore, as an ongoing objective for the entire tobacco industry, we will continue to work towards preventing smoking by minors in cooperation with local governments and related organizations. In this context, we are preparing for the nationwide introduction of cigarette vending machines with adult identification functions (scheduled for implementation in 2008).

As a Core Source of Profits of the JT Group

The domestic tobacco business will continue to fulfill its role as a core profit-generating source in the JT Group in the future by overcoming the changes in the business environment, including the decline in total demand in the domestic tobacco market and the intensifying competition associated with this decline.

New Cigarette Brands Launched in FY3/2007

Release	Product	D-spec	Menthol	Tar (mg)	Nicotine (mg)	Price
Oct.06	CABIN ONE TASTY 100's BOX			1	0.1	¥300
Oct.06	CAMEL MENTHOL BOX	O	O	8	0.7	¥320
Oct.06	SAKURA	O		7	0.6	¥350
Oct.06	PEACE INFINITY	O		8	0.7	¥350
Oct.06	SALEM ICE BLUE*	O	O	8	0.6	¥320
Dec.06	MILD SEVEN SUPER LIGHTS 100's BOX			6	0.5	¥300
Jan.07	D-spec H SIDE SLIDE BOX	O		12	0.9	¥320
Jan.07	D-spec R SIDE SLIDE BOX	O		5	0.5	¥320
Jan.07	D-spec C SIDE SLIDE BOX	O	O	7	0.6	¥320

* This product is to be ended when the existing stock is cleared.

Cigarette Brands Expanded to Nationwide Sales in FY3/2007

Release	Nationwide	Product	D-spec	Menthol	Tar (mg)	Nicotine (mg)	Price
Jan.06	Apr.06	SEVEN STARS REVO ULTRA LIGHTS MENTHOL BOX	O	O	3	0.2	¥320
Oct.06	Dec.06	CABIN ONE TASTY 100's BOX			1	0.1	¥300
Dec.06	Feb.07	MILD SEVEN SUPER LIGHTS 100's BOX			6	0.5	¥300
Oct.06	Mar.07	CAMEL MENTHOL BOX	O	O	8	0.7	¥320

Celebrating the 30th Anniversary of the Mild Seven Brand Family


いごこちful宣言。
おかげさまで30周年
MILD SEVEN

International Tobacco Business

JT International (JTI) is the core of JT's international tobacco operations, and is the fastest organically growing international tobacco company in the industry, with operations in 120 countries around the world. JTI is today the driving force of profit growth for the entire JT Group, and has achieved double digit EBITDA growth for six consecutive years.

JTI's performance is driven by the company's central focus on its Global Flagship Brands (GFB) and its core markets, and reflects a broadening of the company's earnings base as well as balanced growth between mature and the increasingly important emerging markets. JTI's Global Flagship Brands are Camel, Winston, Mild Seven, and Salem.

Business Performance

FY 2006 Business Performance Summary*

- Total sales volume: 240.1 billion cigarettes, up 10.4%
- GFB sales volume: 149.1 billion cigarettes, up 13.6%
- Net sales excluding taxes: US$ 4,729 million, up 11.1%
- EBITDA**: US$1,090 million, up 17.8%

*The consolidated accounting period for the international tobacco business is January through December.
**Before royalty payment to JT

In 2006, JTI total sales volume increased 22.6 billion cigarettes to 240.1 billion cigarettes, an increase of 10.4% from the previous fiscal year, driven by the continuing strong performance of JTI's emerging markets.

GFB sales volume increased 13.6% from the previous fiscal year, led by the growth of Winston in Russia, Spain, Iran, Turkey, Ukraine and Italy, Camel in Italy and France and Mild Seven in South Korea and Russia.

The above performance excludes the Japan market, where JTI products were transferred to JT in May 2005.

Global Flagship Brands and the Strengthening of JTI's Brand Portfolio

JTI's focus on GFB performance and the strengthening of the company's brand portfolio and brand equity are important factors supporting the company's growth momentum. Global consistency in brand communication and the positioning of Camel, Mild Seven and Salem in the premium segment and Winston in the sub-premium segment are important factors which drive GFB growth.

JTI continues to develop brand portfolios which are relevant for consumers in each market, with a central focus on GFB growth. As a result, both total sales volume and GFB sales volume continue to grow despite the emergence and growing popularity of value products in a number of markets.

The consistent implementation of this strategy remains critical to JTI's continued growth as changes in the company's operating environment, particularly in cigarette taxation and industry pricing, affect consumer behavior in many of the company's markets.

Core Market Performance Broadens JTI's Earnings Base

JTI has 11 core markets which today include France, Spain, Italy, Russia, Ukraine, Turkey, Iran, Canada, Taiwan, Malaysia, and South Korea. 8 out of 11 core markets increased net sales at the end of 2006, and thus helped drive JTI's overall growth momen-



Pierre de Labouchere
President & CEO, JT International S.A.

tum. This broadening of the company's earnings base is a direct result of JTI's focus on its Global Flagship Brands and on the company's core markets.

Toward Sustainable Organic Growth

JTI's continued focus on its core business strategies is the principle factor which underlies its performance. JTI has achieved or exceeded its profit targets for 6 consecutive years, and has grown GFB volume by more than 50% and EBITDA by more than 200% since 2000.

While competition within the industry will intensify, changes in consumer behavior will continue to provide JTI with opportunities for growth. Consistent execution of JTI's core strategies—the continued focus on Global Flagship Brands and on core markets—will ultimately provide the foundation for sustainable organic growth.

EBITDA
before Royalty Payment to JT
(Millions of U.S. dollars)


551
712
925
1,090
'03
'04
'05
'06

Like-for-like basis: excl. Japan business

Focus on GFB Growth and Core Markets


Canada
Italy
Ukraine
Russia
France
South Korea
Taiwan
Iran
Turkey
Spain
Malaysia
GFB
Camel
Winston
Mild Seven
Salem
Other Brands
Export A
Magna
Mi-Ne
Monte Carlo
Peter I
More

Global Flagship Brands Drive JTI's Performance

[Camel]


Sales Volume
(Billions of Cigarettes)
35.0
35.1
35.2
35.4
'03
'04
'05
'06

Camel remains a powerful international brand, ranking No.2 in sales volume in Western Europe. In 2006, total sales volume grew 1% for the third consecutive year despite adverse trading conditions in Western European markets, with Camel registering market share increases in Italy, and France.

Camel is one of the world's few iconic cigarette brands, and JTI will continue to strengthen the brand's equity through globally consistent taste, pack designs, and focused marketing investment.

[Winston]


Sales Volume
(Billions of Cigarettes)
56.0
70.1
76.4
93.9
'03
'04
'05
'06

Winston is ideally positioned in the sub premium segment due to its strong international heritage and big brand status, and continues to benefit from consumer up-trading trends in emerging markets and down-trading trends in mature markets. Winston registered its 6th consecutive year of double digit sales volume growth, increasing 23% in 2006, with solid gains in Russia, Spain, Iran, Turkey, Ukraine, and Italy. Winston currently ranks as the world's No.4 brand and is the key driver of JTI's GFB volume performance.

JTI will continue to strengthen Winston's brand equity, leveraging the brand's unique positioning as new opportunities for further growth are identified.

[Mild Seven]


Sales Volume
(Billions of Cigarettes)
17.0
17.2
17.5
17.5
'03
'04
'05
'06

JTI continues to strengthen Mild Seven's brand equity through globally consistent brand communication, and the introduction of new packaging graphics. In 2006, Mild Seven sales volume increased in South Korea and Russia as consumers responded to the new package design. In Taiwan, the brand's largest market outside of Japan, Mild Seven volume registered a decline as a result of a price increase in late 2006.

JTI will continue to invest consistently in Mild Seven's international premium brand equity in an effort to further expand brand sales volume and market share performance.

[Salem]


Sales Volume
(Billions of Cigarettes)
10.0
8.9
4.8
2.3
'03
'04
'05
'06

As a result of the transfer of JTI's Japan business to JT, Salem's role in our GFB portfolio has diminished, and currently represents 1% of total JTI sales volume. Salem however remains unique in its positioning as a premium menthol brand, and JTI continues to enhance Salem's communications and product mix. JTI will invest to revitalize the brand in the core Malaysian market, and thereafter in markets where the brand has potential to grow.

Performance of Regions and Markets

[France, Spain and Italy]


Share of Market Performance
(%)
GFB
Other Brands
10.1
13.6
11.5
'03 '04 '05 '06
France
'03 '04 '05 '06
Spain
'03 '04 '05 '06
Italy

France, Spain and Italy are profitable, mature markets which have undergone significant change as tobacco tax increases, prices increases and public smoking restrictions drive declines in consumption, and as demand grows for value brands.

In France, total industry volume stabilized in 2006 following a substantial 21% decline in 2004 and a gradual recovery in 2005. In 2006, JTI grew its share of market by 0.4 share points, driven by solid performances from Camel and Winston.

In Spain, JTI repositioned Winston and optimized its brand portfolio in response to market turmoil caused by successive tobacco tax increases in 2005 and 2006. As a direct result of this strategy, Winston volume growth accelerated and JTI's share of market increased by 2.1 share points in 2006.

In Italy, JTI's share of market increased by 1.2 share points, driven by strong performances from both Camel and Winston.

[Russia and Ukraine]


Share of Market Performance
(%)
GFB
Other Brands
18.5
14.4
'03 '04 '05 '06
Russia
'03 '04 '05 '06
Ukraine

The emerging markets of Russia and Ukraine continue to be the main sources of JTI's GFB growth, as economic conditions improve and as consumers continue to trade up to international brands.

In 2006, JTI's total share of market reached an all time high of 18.5% in Russia and 14.4% in Ukraine, both led by the strong momentum of Winston. Winston is now one of the leading brands in Russia both in terms of sales volume and retail sales value. Nearly 40 percent of JTI's volume growth in these markets was driven by brands other than Winston.

[Turkey and Iran]


Share of Market Performance
(%)
GFB
Other Brands
11.2
'03 '04 '05 '06
Turkey

In Turkey, JTI's share of market increased by 1.9 share points, driven by a solid performance from Winston as the market stabilized following two successive changes in the market's excise tax structure during 2005.

In Iran, JTI continued its growth momentum in 2006, driven by the strong brand equity of Winston and Magna, combined with an enhanced sales and distribution system. While share data still remains elusive in Iran, the company further expanded its leadership position as the No.1 international tobacco company in the market.

[Canada]


Share of Market Performance
(%)
GFB
Other Brands
12.2
'03 '04 '05 '06
Canada

In Canada, a profitable, mature market, JTI's share of market increased by 0.6 share points in 2006 as Export A solidified its position as the No.3 premium brand in the market.

JTI's performance was also supported by Macdonald Special, which JTI launched in late 2005 in response to the emergence of a strong value segment.

[Taiwan, Malaysia and South Korea]


Share of Market Performance
(%)
GFB
Other Brands
36.9
18.2
3.4
'03 '04 '05 '06
Taiwan
'03 '04 '05 '06
Malaysia
'03 '04 '05 '06
Korea

Taiwan, South Korea and Malaysia remain attractive markets for potential sales volume and profit growth.

JTI continued its growth momentum in Taiwan, and achieved 36.9% share of market in 2006, driven by Mild Seven, Mi-ne and Winston. The company is now the No.1 tobacco company for the second consecutive year.

In South Korea, JTI's share of market increased by 0.2 share points, due to the steady recovery of Mild Seven as consumers responded to new packaging introduced in 2005.

In Malaysia, JTI's share of market declined slightly as a result of tobacco tax and related price increases. JTI will continue to search for opportunities to improve performance in this important market.

Pharmaceutical Business

JT is developing its pharmaceutical business as a pillar of its operations for the future, thereby further enhancing the value of the JT Group's diversified business portfolio. To this end, we have built a solid foundation by establishing a unique pharmaceutical business with world-class R&D capabilities, and by increasing our market presence through the development of innovative drugs.

Business Performance

FY 3/2007 Business Performance Summary

- Net sales: ¥45.5 billion, down 7.7%
- Operating loss: ¥-11.2 billion, down ¥6.1 billion
- EBITDA: ¥-8.2 billion, down ¥6.4 billion

Reinforcing Our In-house Drug Discovery Capabilities

In FY 3/2007, based on previous developments in this field, we have further improved and strengthened our in-house R&D capabilities.

With regard to drug development, we have moved one compound, JTT-552 - a hyperuricemia treatment, into the clinical trial stage this year. We currently have a total of seven compounds undergoing clinical study as of April 27, 2007.

Accelerating Development Through Partnership

In FY 3/2005, JT entered into licensing agreements with the Roche Group concerning dyslipidemia treatment JTT-705, and with Gilead Sciences concerning anti-HIV agent JTK-303. Moreover, in April 2006, we licensed a new pre-clinical trial stage compound to GlaxoSmithKline, and separately licensed a pre-clinical trial stage antibody drug candidate to MedImmune in December 2006. As these examples illustrate, JT has been promoting accelerated development of promising in-house drug discoveries through partnerships with other members of the industry.

Our Core Strategies

- Steadily advance compounds under development and improve our R&D pipeline
- Search for strategic licensing opportunities

[Steadily Advance Compounds under Development and Enhance the R&D Pipeline]

In the pharmaceutical business, JT will continue its strategy of further enhancing its R&D pipeline by promoting drug discovery research while advancing the development status of compounds currently in the pipeline.

While making use of our accumulated knowledge, our strategic focus remains on research and development. Accordingly, we are concentrating our R&D resources on the glucose and lipid metabolism, anti-virus, immune disorders and inflammation, and bone metabolism areas.

[Search for Strategic Licensing Opportunities]

In the face of escalating global R&D competition, it is becoming increasingly important to accelerate R&D and bring new products promptly to the market. Bearing this in mind, JT is searching for strategic opportunities for licensing both in and out in order to maximize its business value.



Noriaki Okubo
President, Pharmaceutical Business

The Creation and Provision of New Drugs

The creation of new drugs is never an easy task. At JT, however, we feel a sense of pride and challenge in taking up the development of world-class innovative drugs as our corporate mission. Moreover, we are tackling this mission with real determination, creating what is original and attempting to do what can only be done by JT. We do this so that patients and medical professionals all over the world will be able to say "We could not have done without JT's drug."

Clinical Development (as of April 27, 2007)

Code	Stage	Indication	Characteristics
JTT-705 (oral)	Phase I (JPN)	Dyslipidemia	Decreases LDL and increases HDL by inhibition of CETP -CETP: Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL: High density lipoprotein, Good Cholesterol -LDL: Low density lipoprotein, Bad Cholesterol
JTT-130 (oral)	Phase II (JPN) Phase II (Overseas)	Hyperlipidemia	Treatment of hyperlipidemia by reducing absorption of cholesterol and triglyceride via inhibition of MTP MTP: Microsomal Triglyceride Transfer Protein
JTK-303 (oral)	Phase I (JPN)	HIV	Integrase inhibitor which works by blocking integrase, an enzyme that is involved in the replication of HIV (HIV: Human Immunodeficiency Virus)
JTT-302 (oral)	Phase II (Overseas)	Dyslipidemia	Decreases LDL and increases HDL by inhibition of CETP -CETP: Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL: High density lipoprotein, Good Cholesterol -LDL: Low density lipoprotein, Bad Cholesterol
JTT-305 (oral)	Phase II (JPN) Phase I (Overseas)	Osteoporosis	Increases BMD and decreases new vertebral fractures by accelerating endogenous PTH secretion via antagonism of circulating Ca on CaSR in parathyroid cells -BMD: Bone Mineral Density -PTH: Parathyroid Hormone -CaSR: Calcium-Sensing Receptor
JTT-551 (oral)	Phase I (JPN) Phase I (Overseas)	Type 2 diabetes mellitus	Decreases blood glucose by enhancing insulin signal via inhibition of PTP1B. -PTP1B: Protein Tyrosine Phosphatase 1B This enzyme negatively regulates insulin signaling pathway.
JTT-552 (oral)	Phase I (JPN)	Hyperuricemia	Decreases serum urate concentration by increasing urinary urate excretion via inhibition of URAT1. -URAT 1: Urate Transporter 1

Phase I: Testing conducted on healthy volunteers to verify product safety and disposition (ADME: absorption, distribution, metabolism, and excretion).
Phase II: Testing conducted on a small number of patients, with their consent, to study the drug's effectiveness as well as safety.
Phase III: Testing conducted on a large number of patients, with their consent, to compare product effectiveness and safety with standard treatments.

Foods Business

As a core business of the JT Group, we are focusing on the three areas of beverages, processed foods, and seasonings. We are working to strengthen our competitive advantage in the foods business as a whole, particularly in the fields of raw materials procurement, research and development, and product development. In addition, we are establishing a framework through which synergies can be delivered across multiple business categories. Through these measures we are working to further establish our foundation as an integrated foods manufacturer.

Business Performance

FY 3/2007 Business Performance Summary

- Net sales: ¥286.6 billion, up 2.9%
- Operating income: ¥6.7 billion, up 6.0%
- EBITDA: ¥12.0 billion, up 1.3%

In the foods business, we have further improved our business value through the development and introduction of new products, the reinforcement of existing sales channels, the promotion of greater efficiency across all operations, and the establishment of a strong business structure to cope with the severe operating environment.

We have steadily expanded the beverages business mainly through the vending machine operations of Japan Beverage Inc., a JT subsidiary. In addition, JT has actively developed and launched new products that reinforce its core brands, centered on the Roots brand, while delivering competitive differentiation.

In the processed foods business, we are enhancing and enriching our commercial frozen processed foods product lineup, including the Obento Dai-Ninki! and Imadoki-Wazen series, while also striving to expand business volume and strengthen profitability.

In the seasonings business, we are reinforcing our business foundation through the development and marketing of natural flavorings based upon our in-house technology such as High IG yeast extract.

Strategy and Measures

Aim to further establish world-class competitive advantage through the following initiatives:

- Establish and strengthen competitive advantage
- Realize the synergies inherent in being a foods manufacturer that has multiple business categories

Beverages Business

In the beverages business, with an eye on continued growth, we will further develop the core Roots brand. We will promote product development and marketing that thoroughly pursues differentiation and quality under the brand, backed by our original in-house technology. Also, we will progressively expand our vending machine sales channels centered on Japan Beverage Inc.

Processed Foods Business

The processed foods business covers a wide area including frozen processed foods, bakery products, and chilled processed foods. We are steadily expanding the scale of operations. In the future, we will develop highly distinguished products in each product category using our superior in-house R&D capabilities and our ability to procure safe raw materials. In doing so, we will further expand operations and enhance profitability.

Seasonings Business

In the seasonings business, we are promoting the development of compound additives, while also strengthening and expanding our natural flavorings-based seasonings business framework. In this



Mutsuo Iwai
President, Food Business

context, we will focus on expanding the production and sale of high value yeast products using our in-house technology as well as other extracts derived from high quality traceable ingredients, such as kelp, bonito, and pork. Furthermore, to meet consumer needs, we are promoting the development of compound additives and will actively promote the shift to natural flavoring-based seasonings.

Aiming at the Creation of New Value in the Food World

In keeping with the sentiment that "We want our foods to be eaten by the most important persons," JT's foods business has provided high-value products and services, gained support from consumers, and created of a string of hit products.

Going forward, with "safety and reliability" as our motto we are making efforts to ensure the procurement of high-quality ingredients, improved traceability, and the development of operations technology and management systems for safety and quality maintenance. At the same time we are further strengthening our research and product development capabilities. In this way, we will continue to strive towards the creation of new forms of value that meet global demands through the world of food, which is the basis of human life.

Major Beverages Products



Roots



Momo no Tennen-Sui



GABA COOLWATER

Major Processed Foods Products



"Obento Dai-Ninki!" series



"Imadoki-Wazen" series



"Green Giant" series



Rice products

Major Seasonings Products



History of JT, Business Environment Surrounding JT




Roots
AROMA
BLACK

History of JT

JT is a joint stock corporation, incorporated in April 1985 under the Commercial Code of Japan, pursuant to the Japan Tobacco Inc. Law, or the JT Law.

Our history dates back to 1898, when the government formed a bureau to operate a monopoly for the sale of domestic leaf tobacco. In the early 1900s, the government extended this monopoly to all tobacco products in Japan and to the domestic salt business. In 1949, the bureau became the Japan Tobacco and Salt Public Corporation, or JTS, which was charged with acting as the country's sole producer and supplier of tobacco and sole purchaser and supplier of salt products.

The growth in demand for cigarettes in Japan began to slow in the mid-1970s as a result of several factors, including demographic trends, health concerns, price increases, and a peaking of the rate of cigarette consumption per smoker. During this period, even though JTS had already commenced sales of imported foreign-made tobacco products in Japan, there was increasing pressure from abroad to open the Japanese tobacco market.

JTS also faced a number of constraints due to its status as a public corporation. For example, the Corporation's operating budget

Date	Details of change
April 1985	Japan Tobacco Inc. was established. (The Japanese tobacco market was opened to foreign tobacco manufacturers.)
	The Business Development Division was established to promote active development of new businesses.
	Subsequently until July 1990, in order to reinforce the promotion system for each business, this division was reformed and business departments were established dealing with medicine, food, etc.
March 1986	In the interests of modernization and improved tobacco production efficiency, the Fukuoka Factory and Tosu Factory were closed down and the new Kita Kyushu Factory was established.
	Subsequently until June 1996, nine more tobacco factories were closed down in further moves towards rationalization of the tobacco production system.
April 1987	Customs duties on imported cigarettes were reduced to zero.
October 1988	The communication name "JT" was introduced.
July 1991	The Head Office was relocated from Minato-ku to Shinagawa-ku to make way for the construction of the new Head Office building.
September 1993	The Central Pharmaceutical Research Institute was established to reinforce JT's internal pharmaceutical R&D capabilities.
October 1994	The initial public offering took place of JT shares held by the Japanese government. (394,276 shares, Offering Price: ¥1,438 thousand)
	JT shares were listed on the First Section of the Tokyo, Osaka and Nagoya Stock Exchanges.
November 1994	JT shares were listed on the Kyoto, Hiroshima, Fukuoka, Niigata and Sapporo Stock Exchanges.
May 1995	The Head Office was relocated from Shinagawa-ku to Minato-ku.
June 1996	The second public offering took place of JT shares held by the Japanese government. (272,390 shares, Offering Price: ¥815 thousand)
April 1997	In accordance with the abolition of the salt monopoly, JT ended its salt monopoly business.
	The Tobacco Mutual Aid Pension scheme was united with the Employees' Pension scheme.

and capital investment plans were subject to approval each fiscal year by the Japanese Diet, which made long-term management planning difficult. JTS was also required to purchase all domestically grown leaf tobacco, which was generally produced in excessive quantities, at prices significantly higher than those of foreign-grown leaf tobacco. Moreover, JTS was barred from entering other business areas. It became apparent that if the domestic tobacco market were to be opened, the Corporation would require greater management independence to compete with foreign tobacco companies. At the same time, in the context of an administrative reform initiative in Japan, there was increased public interest in the privatization of public corporations. Accordingly, a 1982 government report recommended that JTS be privatized, which led to the enactment of the JT Law in 1984, the establishment of our Company in April 1985, and our acquisition of the business and assets of JTS.

The main changes since the establishment of the Company are as follows:

Date	Details of change
April 1998	JT signed an agreement with Unimat Corporation to form a business alliance in the soft drinks business and acquired a majority stake in this company.
December 1998	JT acquired a majority stake in Torii Pharmaceutical Co., Ltd. through a takeover bid.
May 1999	JT acquired the non-U.S. tobacco business of RJR Nabisco Inc.
July 1999	JT acquired the foods division of Asahi Kasei Corporation, including eight subsidiaries such as Asahi Foods.
October 1999	Through the business alliance with Torii Pharmaceutical Co., Ltd., R&D in the medical pharmaceutical business was concentrated in JT while promotion functions were united within Torii Pharmaceutical.
March 2003	In order to establish a basis for future profit growth in the domestic tobacco business, the Sendai, Nagoya and Hashimoto Factories were closed down.
October 2003	JT obtained 45,800 of its own shares in order to expand its management options.
March 2004	In order to establish a basis for future profit growth in the domestic tobacco business, the Hiroshima, Fuchu, Matsuyama and Naha Factories were closed down.
June 2004	The third public offering took place of JT shares held by the Japanese government. (289,334 shares, Offering Price: ¥843 thousand), completing the sale of shares above the minimum threshold that the government is legally required to maintain.
November 2004 ~ March 2005	JT obtained 38,184 of its own shares in order to expand its management options.
March 2005	In order to establish a basis for future profit growth in the domestic tobacco business, the Ueda, Hakodate, Takasaki, Takamatsu, Tokushima, Usuki, Kagoshima and Miyakonojo Factories were closed down.
April 2005	JT ceased to produce, sell and use Marlboro brand cigarette exclusively in Japan upon the expiration of the licence term.
April 2006	A stock split with a ratio of five new shares per share was conducted with the aim of expanding the investor base. (Effective date: April 1)
April 2007	JT acquired whole stake in Gallaher Group Plc.

Business Environment Surrounding JT



Cigarette Vending Machines with Adult Identification Functions
(See P39 for more details)

Main Regulations Surrounding the World's Tobacco Business

WHO: Framework Convention on Tobacco Control

During the May 1999 World Health Assembly of the WHO, a resolution was adopted to commence work that lead to adoption of the Framework Convention on Tobacco Control (FCTC). Following six rounds of intergovernmental negotiation, the FCTC was adopted in May 2003 and entered into force on February 27, 2005, the 90th day after its ratification by 40 signatory nations. Moreover, as a result of the convention's entry into force, in February 2006 the first conference of the parties to the FCTC was held with the participation of 110 signatory nations including Japan, a further 49 non-signatory nations, and UN agencies. At this conference, discussions were held concerning such items as the procedural rules for subsequent conferences of the signatory nations, reports to be presented at the next conference, and the production of draft guidelines and draft protocols. As of May 31, 2007, 147 countries in total (including the EU) had signed the FCTC. Japan signed the FCTC on March 9, 2004 and accepted it on June 8, 2004. The FCTC contains a number of provisions, some of which are legally binding for the signatory nations while others allow for discretion by each signatory nation in respect to interpretation and implementation. Key provisions of the FCTC include:

— Establishing price and tax measures (imposition of taxation policies, price policies, restrictions on duty-free sales, etc. as appropriate without prejudice to national sovereign taxation policies)

— Packaging and labeling measures (adoption of effective measures to ensure that tobacco product packaging and labeling do not promote tobacco products by using terminology that could create an erroneous impression that tobacco products carry low risk of harmful effects, and that health warnings on tobacco packaging cover not less than 30% of the principal display area)

— Advertising (a comprehensive ban on tobacco advertising, sales promotion and sponsorship or suitable restrictions if a country cannot implement a comprehensive ban because of its constitution or constitutional principles)

— Sales to minors (adoption and implementation of effective measures to ban sales of tobacco products to minors)

— Providing support for alternative activities (promotion of alternative activities for tobacco workers, growers and sellers as appropriate)

The JT Group has long been committed to many of the FCTC's provisions, including prevention of underage smoking and curbing illicit trade. JT believes, however, that it is better for tobacco to be regulated by individual countries who can best determine the most appropriate legislative and regulatory framework in the light of their own conditions and taking into account their own unique legal systems, cultures and social circumstance. As needed, the JT Group intends to work with the government of each signatory nation on appropriate and reasonable measures in accordance with the situation of each county through which the FCTC's provisions can be implemented.

International Tobacco Product Marketing Standards

In September 2001, JT and several other tobacco companies reached an agreement on International Tobacco Product Marketing Standards. These standards set a baseline for responsible tobacco product marketing worldwide. The cornerstones of the standards are ensuring that brand marketing has no particular appeal to youth; restricting youth exposure to tobacco marketing; and ensuring that adult smokers are appropriately informed about the risks of smoking. Accordingly, marketing activities in Japan are subject to the standards.

The key features of the international standards include:

— Uniform definitions of advertisement, promotional events, and sponsorship.

— Tough guidelines applicable to advertising tobacco products:
- Print advertising is limited to publications with at least 75 percent adult readership.
- Billboard advertising must not exceed 35 square meters in size.
- Advertising on television, radio and the Internet are prohibited unless a 100% adult audience can be verified.
- Advertisements cannot run in cinemas unless there is a reasonable basis to believe that at least 75% of the audience is adult.
- Advertisements cannot feature celebrities, show individuals that appear younger than 25, or suggest that smoking enhances athletic, professional, personal or sexual success.

— Display of health warnings on advertisements and other mediums:
- Except for in a very small number of cases such as point-of-sale materials that are smaller than 250 sq. cm, health warnings must appear on virtually all advertising, promotional and merchandising materials.

— Restrictions on sponsorship:
- For events or activities that bear a tobacco product brand name, all participants who compete or otherwise actively participate must be adults.
- From December 1, 2006, attendance at an event or activity sponsored for the purpose of tobacco product brand promotion must be comprised of at least 75% adults, and these events can only generate incidental coverage in electronic media.

— All promotional activities are limited to verified adult smokers.

Prevention of Youth Smoking

The prevention of youth smoking is an issue to be addressed by all members of society. The JT Group has been taking various steps toward dealing with this problem in the countries in which it operates, based on its own standards, relevant local laws and regulations, and the International Marketing Standards (IMS).

For detailed information on JT's efforts to prevent smoking by youths, please refer to our website.
http://www.jti.co.jp/sstyle/think/underage/index.html
(for efforts in Japan)
http://www.jti.com/english/corp_responsibility/youth_smoking_prevent.aspx
(for efforts overseas)

Main Regulations Surrounding the Japanese Tobacco Business

The Japan Tobacco, Inc. Law

JT was established under the Japan Tobacco, Inc. Law (JT Law) for the purpose of developing businesses related to the manufacture, sale, and import of tobacco products. The JT Law provides that the Japanese government must continue to hold at least one-half of all of the shares that the government acquired by voluntary conveyance upon JT's establishment (the number of such shares following the share split carried out on April 1, 2006 is 5 million shares), and that even if JT issues new shares in the future, the government must continue to hold more than one-third of all of the issued shares. The JT Law also states that the flotation of new shares, options to subscribe for new shares, or in case of share-for-share exchange, issuance of new shares, issuance of options for new shares, or issuance of bonds with options or warrants to subscribe for new shares, requires the approval of the Minister of Finance.

The JT Law grants JT the freedom to enter other non-tobacco-related business areas in line with its overall objectives as a corporation, dependent upon ministerial permission, in addition to the manufacture, distribution, and import of tobacco products and tobacco-related businesses. JT must also obtain authorization from the Minister of Finance for certain matters, including the appointment or dismissal of directors, executive officers, and auditors, amendments to JT's Articles of Incorporation, appropriations of capital surplus (except disposal of losses), and any merger, corporate split, or dissolution of JT. Within three months after the close of each business year, JT must issue its balance sheets, statements of income or loss, and business report to the Minister of Finance.

The Tobacco Business Law

The Tobacco Business Law was enacted in August 1984 for the purpose of achieving sound growth for Japan's tobacco industry, securing stable government revenues, and contributing to the healthy expansion of the Japanese economy. The Tobacco Business Law governs the cultivation and purchase of leaf tobacco and the manufacture and distribution of tobacco products. JT is obliged to negotiate contracts with domestic leaf tobacco growers to determine the total area used for tobacco cultivation and tobacco leaf prices based on type and quality. JT is required to purchase the entire usable domestic tobacco crop. Contracts stipulate the area to be cultivated and the prices of leaf tobacco for the subsequent year, and in this regard JT respects the opinion of the Leaf Tobacco Deliberative Council.*

As the sole manufacturer of tobacco products in Japan as established by law, JT must obtain the approval of the Minister of Finance on the maximum wholesale price of each class of tobacco released to the market. Tobacco product importers and wholesalers must register with the Minister of Finance, and retailers of tobacco products are required to obtain approval from the Minister of Finance. In addition, list prices for JT's tobacco products and imported tobacco products must be approved by the Minister of Finance, although in general, manufacturers' list prices are approved unless the Minister of Finance deems them unfair to consumers. Tobacco retailers are only permitted to sell tobacco products at list prices that have been approved by the Minister of Finance.

*The Leaf Tobacco Deliberative Council is a council for conferring on important matters concerning the cultivation and purchase of domestically grown leaf tobacco in response to inquiries by JT representatives. The council consists of no more than 11 members, appointed by JT with the approval of the Minister of Finance from among representatives of domestic leaf tobacco growers and academic appointees.

Cautionary Statements

In Japan, based on Article 39 of the Tobacco Business Law, the packaging of tobacco products must, as stipulated in Article 36 of the Tobacco Business Law Enforcement Regulations, include "statements to promote caution regarding the relationship between the consumption of tobacco products and health (cautionary statements)."

The cautionary statements, laid out specifically in the Tobacco Business Law Enforcement Regulations, specify eight types of warning labels: four regarding direct effects of smoking (lung cancer, heart attack, stroke, and emphysema), one about smoking by pregnant women, one about passive smoking, one about smoking dependence, and one about underage smoking. Each tobacco product package must contain, on its main surfaces, at least one of the first four types (direct) and at least one of the other four types. The regulations specify that the various types must be visible equally throughout the year on every category of product and packaging, and that these warnings must take up 30% or more of the main surfaces of the package.

In addition, the regulations specify that if the words "mild," "light," or similar words are used, they must be accompanied by specific notation so as to avoid misleading consumers about the relationship between the consumption of tobacco and health. All of the required indications have been appropriately printed on all JT tobacco products for domestic shipment, as prescribed by the above regulations.

Also, JT will continue using the words "mild," "light," and similar words in the domestic market, in accordance with obligations stipulated by the ordinance.

Guideline on Tobacco Advertising

In Japan, a guideline has been published concerning advertising of tobacco products by the Minister of Finance, based on Article 40 of the Tobacco Business Law. The TIOJ* has drawn up self-regulatory standards in line with this guideline and all TIOJ member companies including JT are abiding by these standards.

The guideline stipulates that outdoor advertising of tobacco products (posters, billboards, etc.) must not be displayed except where tobacco products are sold, or in designated smoking areas. It also stipulates that consideration must be given to methods of advertising in daily newspapers (with the exception of tabloids) and specifies items concerning the display and content of cautionary statements allowed for all tobacco advertising.

In consideration of these guidelines, the TIOJ has established voluntary codes and its member companies including JT are continuing to implement new measures as required, such as banning outdoor billboard advertising or brand-specific advertising in public transportation, limiting the volume of advertising in newspapers, and specifying which sections of newspapers may contain such advertising.

*Tobacco Institute of Japan: The TIOJ is a public service corporation established for the purpose of contributing to the promotion of a fair and objective social understanding of tobacco through the collection and propagation of information regarding tobacco, enhancement of the sound development of the tobacco industry in Japan, and thereby the contribution to the sound progress of the national economy by responding appropriately to the social environment surrounding tobacco and carrying out various activities.

The TIOJ was established as a voluntary organization in 1987, and reorganized as an incorporated body in 1990, as an offshoot of the Association of Tobacco Manufacturers, which was established in 1985.

Prevention of Youth Smoking

Cigarette vending machines with adult identification functions

In November 2001, the Tobacco Institute of Japan (TIOJ), the Japan Tobacconist Federation, and the Japan Vending Machine Manufacturers Association reached an agreement to cooperate in the development and implementation of cigarette vending machines with adult identification functions and have been working together toward equipping all vending machines throughout Japan with such functions by 2008. Vending machines with these functions are designed to prevent minors from purchasing cigarettes from vending machines and will dispense cigarettes only after scanning and verifying special IC cards that indicate whether the purchaser is an adult or not.

A one-year trial use of these new machines was conducted from April 2002 to March 2003 in Yokaichiba, Chiba Prefecture, with the full support of local authorities. Basic technical and operational knowledge was attained and market receptivity was ascertained. We are now at the stage of making necessary preparations building on the results of these tests and those of a further trial in Tanegashima, Kagoshima Prefecture toward the construction of a system for nationwide introduction of these machines in 2008. JT fully respects the intentions of these cooperative efforts and intends to actively participate in the smooth development and implementation of cigarette vending machines with adult identification functions.

Tobacco-Related Litigations

Smoking Health-Related Litigation

JT and its subsidiaries are defendants in lawsuits filed by plaintiffs seeking damages for harm allegedly caused by smoking or exposure to tobacco smoke. Up to the present, JT and its subsidiaries have never lost a case or paid any money to settle a case out of court.

At present, JT is involved domestically in the following lawsuit related to smoking and health.

Three smokers who contend that they developed diseases allegedly as a result of smoking filed a lawsuit on January 19, 2005 with the Yokohama District Court against JT, the Government of Japan, et al., asking for a total of 30 million yen in compensation for damages and a strengthening of the wording of warnings placed on tobacco products, etc. The first hearing in this case took place on April 20, 2005, and the case is still pending in the district court.

Lawsuits related to smoking and health in which JT subsidiaries are defendants outside Japan include damages claims filed by individuals, medical expense recovery lawsuits filed by governments and insurers, and class actions for damages and injunctive relief. As of the end of May 2007, a total of 9 such lawsuits were pending in which JT or its subsidiaries are named as a defendant or for which RJ Reynolds Tobacco Company (RJR) has sought indemnification following JT's acquisition of RJR Nabisco Inc's overseas (non-US) tobacco operations.

Among these smoking and health related lawsuits, there are three actions in Canada: one is an action brought in January 2001 by the province of British Columbia against major cigarette companies, including RJR and the Canadian subsidiary of JT, JTI-Macdonald Corp ("JTI-Macdonald"), seeking the recovery of health care costs allegedly incurred as a result of the defendants' asserted misconduct; the other two lawsuits are class actions in Quebec against the major Canadian cigarette companies, including JTI-Macdonald, authorized in February 2005 and filed in September 2005. The British Columbia action is brought under a provincial statute entitled the "Tobacco Damages and Health Care Recovery Act", which was enacted for this action only. Several defendants challenged the statute's constitutionality. This challenge was finally rejected by the Supreme Court of Canada in September 2005. For the time being, both the Quebec class actions and the British Columbia action remain in pre-trial proceedings with no decision yet made as to JTI-Macdonald's or RJR's liability.

JT considers that there remains a possibility that other such smoking and health related lawsuits could be brought in the future.

JT is unable to make any predictions of the outcome of the pending or future lawsuits. However, if one or more actions result in a decision unfavorable to JT or its subsidiaries, the performance of JT and its subsidiaries could be materially affected by, for example, payment of monetary compensation. Moreover, regardless of the results of each lawsuit, critical media coverage of such lawsuits may decrease social tolerance toward smoking, increase interest concerning the relationship between smoking and health, strengthen public regulations concerning smoking, and prompt the filing of numerous similar lawsuits against JT and its subsidiaries forcing them to bear the expense of defending such lawsuits. In consequence, these factors could materially affect the business performance of JT and its subsidiaries.

Other Tobacco-Related Litigation

In addition to smoking and health cases, various kinds of smuggling and counterfeiting of tobacco products have created major problems for the entire tobacco industry. JT and its subsidiaries are defendants in lawsuits brought by the European Community and legal claims asserted by the federal and seven provincial governments in Canada seeking compensation for damages allegedly resulting from alleged cigarette smuggling. Also, JTI-Macdonald received a tax assessment from the Quebec Ministry of Revenue requiring immediate payment of the alleged loss of tobacco taxes. JTI-Macdonald has challenged the tax assessment in court. Further, there are lawsuits in which Russian subsidiaries of JT are contesting various tax assessments issued by the Russian tax authorities.

In November 2000, the European Community (the "EC") commenced a civil action in the United States against various members of the JT, RJ Reynolds and Philip Morris groups claiming that they had conspired to smuggle tobacco products, thereby reducing tax revenues and harming other economic interests ("EC I"). A federal district court dismissed this case in July 2001. In August 2001, the EC and ten of its Member States commenced a second civil action in the same court against various members of the RJR and Philip Morris groups ("EC II"). The EC II was virtually identical to the earlier EC I, except that neither JT nor any of its subsidiaries was included as a defendant and the ten Member States were included as plaintiffs. In January 2002, the EC and the ten Member States commenced a third civil action identical in all material respects to EC II in the same court against, inter alia, JT and several of its subsidiaries ("EC III"). The plaintiffs did not (and still have not) served the JT-related entities. In February 2002, the district court entirely dismissed the EC II and EC III actions, and in March 2002, the plaintiffs appealed the dismissal of both EC II and EC III to a federal court of appeals. In October 2002, the EC and the ten Member States commenced a fourth similar civil action with added allegations of money laundering in the same court against RJR group ("EC IV"). Neither JT nor any of its subsidiaries was named as a defendant in EC IV. In January 2004, the federal court of appeals affirmed the district court's dismissal of EC II, but vacated the district court's dismissal of EC III because the JT-related entities had not been served with process. In April 2004, the EC II plaintiffs filed a petition for writ of certiorari to the United States Supreme Court. In May 2005, the Supreme Court summarily granted certiorari, vacated the judgment of the lower court, and remanded the action to the federal court of appeals. In September 2005, the court of appeals reaffirmed the district court's dismissal in EC II. In November 2005, the EC II plaintiffs again filed a petition for writ of certiorari to the United States Supreme Court, which was denied on January 9, 2006.

In August 2003, the Canadian federal government filed a civil action in Ontario, Canada against RJR and its subsidiaries as well as JT and its subsidiaries, including JTI-Macdonald, which was acquired by JT when it took over the former non-U.S. tobacco operations of RJR Nabisco Inc in 1999. The suit mainly claims damages allegedly suffered by the Canadian government in connection with the alleged illicit importation of tobacco products into Canada.

In August 2004, JTI-Macdonald received a Notice of Assessment from the Quebec Ministry of Revenue requiring immediate payment of approximately 1.36 billion Canadian dollars (approximately 114.6 billion yen at the then-exchange rate) on claims that it had allegedly contributed to tobacco smuggling from 1990 to 1998. This amount consisted of allegedly lost tobacco taxes, with penalties and interest.

If the assessed amount were not paid, JTI-Macdonald faced the risk that it would not be able to continue its usual business operations in the face of collection action by the Quebec Ministry of Revenue. Therefore, in order to continue its operations, JTI-Macdonald filed a successful application under the Companies' Creditors Arrangement Act ("CCAA")* with the Ontario Superior

Court of Justice. JTI-Macdonald has since been continuing its business as usual under CCAA protection at least through May 30, 2008.

Filing for CCAA protection is not an admission that JTI-Macdonald contributed to smuggling as claimed by the Quebec Ministry of Revenue. JTI-Macdonald intends to challenge the tax notice submitted by the Quebec Ministry of Revenue through all appropriate means. Furthermore, in the event that JTI-Macdonald bears any damages or costs associated with this case, JT's view is that it will be entitled to seek indemnification from RJR Nabisco Inc or its successors, based on the contract entered among JT, RJR Nabisco Inc and RJR at the time of JT's acquisition of JTI-Macdonald in 1999.

At the invitation of the court presiding over the CCAA proceedings, six other provinces have filed claims similar to Quebec's, seeking taxes, interest, and penalties. No procedure is yet established for adjudicating these claims.

*Companies' Creditors Arrangement Act ("CCAA"): Companies doing business in Canada are eligible to seek protection under the CCAA if they encounter a financial situation that creates noticeable difficulties in their business operations. The CCAA's intent is to enable these companies to continue their operations while restructuring.

Many Canadian companies have undergone restructuring processes under the CCAA. Unlike bankruptcy proceedings, CCAA proceedings are not undertaken for liquidation. The fundamental characteristics of the CCAA are as follows:

- The company continues to manage and control its business and property;
- The CCAA is a very flexible law that can be tailored to fit the circumstances of each case;
- The company may seek to restructure its businesses or deal with contingent and other claims under court protection with the assistance of a court-appointed monitor;
- All lawsuits against the companies and other procedures are stayed, and companies are able to continue their businesses and carry out their restructuring;
- After the claims against the company are determined, the company may put a Plan of Arrangement before its creditors or some of them;
- If creditors have agreed to the aforementioned plan and the court approves it, it will be binding on the company and all affected creditors.

In May 2007, after a preliminary hearing on various charges arising from the alleged smuggling of tobacco products into Canada in the 1990s, a court in Ontario ordered JTI-Macdonald and one former employee to stand trial. This ruling determined neither the guilt nor the innocence of the defendants, which is to be determined at trial.

In July 2004, a Russian subsidiary of JT, JTI Marketing & Sales ("M&S Corp."), which oversees distribution-related businesses in the Russian market, received an assessment from the Moscow tax authorities in which it was ordered to pay approximately 2.4 billion rubles (approximately 8.8 billion yen at the then-exchange rate) as VAT, etc. for the period of January 2000 to December 2000. The taxed amount includes unpaid taxes (VAT, etc.), interest and additional taxes. M&S Corp. believes that the assessment from the Moscow tax authorities is based upon a misconception of general business practices and sued to invalidate the assessment. Although lower courts dismissed the claims of M&S Corp., the Russian Federation Higher Arbitration Court reversed the lower courts' judgments and remanded the case to the court of first instance in April 2006, where the action is pending.

In February 2005, another Russian subsidiary of JT, OOO Petro ("Petro") received an assessment from the St. Petersburg tax authorities that ordered payment of approximately 420 million rubles (approximately 1.6 billion yen at the then-exchange rate) as corporate tax, etc. and interest thereon from 2001. In February 2005, Petro challenged the assessment and, in September 2005, the court of first instance rendered judgment in favor of Petro. On appeal by the tax authorities, the court of appeals upheld the judgment of first instance in January 2006. Further, in April 2006, the cassation court also upheld the lower courts' judgments. The tax authorities filed a petition for writ of certiorari to the Russian Federation Higher Arbitration Court, which was denied in August 2006.

JT and its subsidiaries believe that they have valid defenses and claims in these pending cases. However, it is possible that the results of operations, cash flows of JT or the financial condition of JT could be materially affected by, among others, the ultimate outcome of certain pending litigation matters. Also, there remains a possibility that other such lawsuits could be filed in the future.

Major Risks of Businesses

The major risks to which JT and its subsidiaries' businesses are exposed and the factors which may materially affect investors' judgments are described as the following. This section contains forward-looking statements based on judgments made as of the end of this annual period. Future potential risks include, but are not limited to the risks stated hereunder.

Risks Relating to JT and its Subsidiaries' Businesses, Earnings Structure and Management Policies

- There is a risk that any negative impact on the domestic tobacco business (a major contributor to JT and its subsidiaries' sales and operating income) might negatively affect their overall business performance.
- JT and its subsidiaries plan to invest in the pharmaceutical and food businesses based on the view that these businesses will contribute to their business performance in the future, but there is a

risk that the investment might not generate the expected returns.

- JT and its subsidiaries might acquire other companies, invest in other companies, form alliances or build cooperative business frameworks with other companies based on the view that it will contribute to JT and its subsidiaries' future business performance, but there is a risk that their future business performance might be negatively affected if the results fall short of their expectations.
- There is a risk that overseas operations might face exchange rate fluctuations, change in laws and regulations, political unrest, uncertainties in economic trends, local industrial relations, revision of tax system, tariffs, etc., and differences in business practices.
- There is a risk that JT's consolidated financial statements might be affected by fluctuations in the exchange rate of the foreign currency used by its overseas subsidiaries for the closing of accounts relative to Japanese yen. There is also a risk that if overseas subsidiaries, whose shares were acquired in foreign currency by JT, are liquidated, sold, heavily diminished in value, etc., the gain/loss on investment in the subsidiaries recorded in JT's consolidated financial statements might be affected by fluctuations in the exchange rate between Japanese yen and the foreign currency used for acquiring the shares.
- While JT uses foreign currency hedges transactions to partially manage its transactional exposure of fluctuations in the value of foreign currencies, it remains exposed to effects of foreign exchange transactions.

Risks Relating to JT and its Subsidiaries' Domestic and International Tobacco Business

- JT predicts that aggregate cigarette demand will continue to decline in the domestic tobacco market as a whole. In the overseas tobacco market also, the demand might decrease depending on the economic environment and local situations, although there are some variations among regions. Therefore, there is a risk that a decline in tobacco demand might have negative impact on JT and its subsidiaries' business performance.
- JT and its subsidiaries' market shares in the domestic and the overseas tobacco markets fluctuate in the short run due to temporary factors, such as the launch of new products by JT and other tobacco manufacturers, and special sales promotion activities. There is a risk that JT and its subsidiaries' market shares in the tobacco market might decrease due to such factors as, competition, pricing strategy, changes in consumer preferences, brand recognition, and economic conditions in each market. There is also a risk that the measures adopted to counter the decrease in the market share, which might lead to increase in costs, might cause a decrease in profit.
- There is a risk that fluctuation in price of foreign leaf tobacco might have a direct impact on JT and its subsidiaries' operating income.
- There is a risk of a higher tax imposed on tobacco in the domestic and the overseas market.
- There is a risk that tobacco demand might decrease due to the strengthening of tobacco regulations. There is also a risk that costs to adapt to new regulations might increase.
- If the use of terms, such as "mild" and "light" in product names is banned, depending on the nature of legislations passed in each country, there is a risk that substantial costs and time might be incurred (spent) in developing a new brand that matches or is comparable to "Mild Seven" brand and the new brand may not achieve similar value and appeal.
- JT and its subsidiaries are being sued in Japan and overseas for allegedly causing smoking-related health problems. There is a risk that JT and its subsidiaries might be held liable for such health problems in these lawsuits. There is also a risk that, regardless of the outcome of the litigation, negative publicity from the litigation and other factors might make smoking less acceptable to the public, enhance public restrictions on smoking, induce many similar lawsuits against JT and its subsidiaries, forcing them to deal with and bear the costs of such lawsuits, and so on.
- Other than those relating to smoking and health issues, JT and its subsidiaries are defendants in claims brought by the European Community and several Canadian governmental entities claiming that JT and its subsidiaries allegedly contributed to tobacco smuggling and seeking compensation for damages. Also, JT and its subsidiaries have challenged unreasonable notices of assessment that JT's subsidiaries received both from the Quebec Ministry of Revenue and from Russian tax authorities. There is a risk that these claims might have a negative impact on JT and its subsidiaries' business performance or on the manufacture, sale, import/export, etc. of tobacco products if the rulings turn out to be unfavorable to them.

Risks Relating to Non-Tobacco Businesses

[Risks relating to Pharmaceutical Business]

- There is a risk that JT and its subsidiaries cannot research, develop and launch commercially valuable pharmaceutical products (JT has never released any proprietary pharmaceutical products).
- There is a risk that even if JT and its subsidiaries can research and develop or launch commercially valuable pharmaceutical products, the R&D costs might exceed the sales generated from them.
- There is a risk that even if JT and its subsidiaries' pharmaceutical products are commercially successful, its success might be checked by domestic and overseas competitors' products, government-mandated price decreases, etc.
- There is a risk that in the event of any problems in the quality of JT and its subsidiaries' pharmaceutical products or in the information provided on the products, claims, including product liability claim, might be brought against JT and its subsidiaries or a suspension of sales.
- There is a risk that JT's business performance might be affected by litigations concerning patents and other intellectual property rights.
- There is a risk that regulations might be applied broadly, from the R&D stage all the way up to the post-launch stage of a new drug.

[Risks relating to Food Business]

- There is a risk that the food products developed by JT and its subsidiaries might not meet consumer preferences, which could lead to a short product life.
- There is a risk that JT and its subsidiaries' profit/loss might fluctuate due to the volatility of the price of materials for food products (including those due to exchange rate fluctuations).
- There is a risk that the sales of JT food products are subject to the weather.
- There is a risk that the regulation of the procurement, manufacture, and sale of food products in Japan and overseas might be strengthened (including risks that various costs to comply with regulations might increase).
- There is a risk that JT and its subsidiaries might not be able to compete with larger companies with larger distribution channels and networks, stronger development capabilities and longer operating histories than JT and its subsidiaries.
- There is a risk that in the event of any problems in the quality of JT and its subsidiaries' food products, claims, including product liability claims, might be brought against JT and its subsidiaries and the reputation of the products and JT and its subsidiaries might be harmed.

Other Factors which Might Materially Affect Investment Decision

- The Japan Tobacco Inc. Law (hereinafter "JT Law") provides the government's obligation to hold a certain proportion of JT shares. Under JT Law, the government is required to hold at least one-half of all JT shares which the government acquired upon JT's establishment, as adjusted for any subsequent stock split or consolidation of shares, and the government must continue to hold more than one-third of JT shares. The government holds 50.02% of all outstanding JT shares as of the end of this fiscal year.
- The Minister of Finance has the authority to supervise JT under the JT Law and Tobacco Business Law.
- Under the JT Law, the scope of JT's businesses includes "manufacture, distribution, and import of tobacco products and ancillary businesses, as well as businesses required for attaining the objective of JT", while "businesses required for attaining the objective of JT" is subject to the Minister of Finance's approval. Accordingly, the Minister of Finance's approval is required in order for JT to engage in new businesses outside the scope of currently-approved businesses.
- The Tobacco Business Law requires us to enter annually into purchase contracts as to the aggregate cultivation area for specific varieties of leaf tobacco and prices for leaf tobacco by variety and grade. JT must purchase all leaf tobacco produced pursuant to such contracts that is suitable for the manufacture of tobacco products. JT is required to respect the opinion of the Leaf Tobacco Deliberative Council (Hatabako shingi kai), which consists of members appointed by JT with the approval of the Ministry of Finance from representatives of domestic leaf tobacco growers and academic appointees, in regards to the aggregate cultivation area and the prices for leaf tobacco.

Corporate Social Responsibility





Corporate Social Responsibility

Corporate Governance

JT recognizes that timely and accurate decision-making and execution of business tasks are crucial to our ability to increase our corporate value and respond appropriately to changes in our business and social environments. Based on this recognition, JT takes a proactive approach to corporate governance, as it believes that strong corporate governance is one of the major tasks of management.

State of Implementation of Measures Concerning Corporate Governance

Corporate Governance System

i. Organization in the Company

The Board of Directors meets once a month as a rule and at other times as needed to decide on issues as determined by law and other important items, to supervise the conduct of the company's affairs, and to receive reports from the directors on the status of the company's business.

Aiming at continuous improvement in the quality of its business as a whole, JT has an Executive Officer System, where executive officers appointed by the Board of Directors pursue their responsibilities pursuant to the company-wide business strategy under the transferred authorities in each area. In addition, since June 2006, the Chairman of the Board has been positioned as a Non-Executive Director, concentrating on his role of management oversight.

For further enhancement of corporate governance, JT has established the Advisory Committee with five external advisors, to hear proposals concerning such important matters as the medium-to long-term management and relevant issues from a broader range of perspectives.

The Executive Committee, comprising the company's president and other members appointed by the president, discusses important management issues, particularly management policy and basic plans regarding overall business operations, in addition to items brought to the attention of the Board of Directors.

JT has an Audit Board under which corporate auditors working as an independent organization with a mandate from the shareholders scrutinize the company's directors and executive officers in the execution of their duties in an attempt to maintain and improve the company's sound management and social credibility.

ii. Internal Control System and Risk Management System

So far, JT has been operating a system for assuring the propriety of its business by working on the enhancement of compliance, internal auditing, and risk management, etc. In addition, as a company with an Audit Board, JT is committed to ensuring the effectiveness of auditors' inspections by, for example, appropriately reporting to auditors.

JT will proceed with these efforts while continuously reevaluating the present system and, in order to ensure the appropriate execution of its business operations, it will also make a sustained effort to maintain and improve the company's system, as follows.

1. System to ensure that directors and employees perform their duties in accordance with the law and the company's articles of incorporation

With regard to the compliance system, JT has made an action guide for directors, executive officers and employees to help ensure that they act in accordance with the law, the company's articles of incorporation, the social code, etc. For thorough adherence to the action guide, JT has established the Compliance Committee with external specialists, which is directly linked to the Board of Directors. JT has also committed to making its compliance more effective through efforts to equip and improve the company-wide system, represented by the establishment of the Compliance Office, and through implementation of education activities, such as training targeted at executives and regular employees.

As for the internal report system, JT has an inquiry counter within the company. The Compliance Office investigates the received reports, discusses them with related departments and takes preventative measures as a whole company. Furthermore, when important issues are reported through the system, they are brought to the Compliance Committee for discussion.

The internal auditing system is controlled by the Operational Review and Business Assurance Division with 19 members (as of the end of FY3/2007), which studies and evaluates the execution conditions of the management and operation system, and of the company's business

Our Corporate Governance System


General Meeting of Shareholders
Selection or dismissal of members
Selection or dismissal of members
Selection or dismissal of members
Audit report
Report
Board of Directors
eleven members
Accounting audit/Operating audit
Introduction of compliance-related matters
Audit Board
four members (including three external members)
Auditor's Office
Independent Auditors
Accounting audit
Advisory Committee
five members (external members)
Advice
Supervision of the performance
Review of the policy and the rule relating to compensation for board members and executive officers
Compliance Committee
seven members (including two external members)
Compensation Advisory Panel
five members (including two external members)
Compliance Office
Operational Review and Business Assurance Division
Report/ Proposal
President and Chief Executive Officer
Exective Committee
Lawyers
Advice
Internal audit
Exective Officers
Departments
Accounting audit/Operating audit
Group audit
Group Companies

from the standpoints of legality and rationality, with the aim of preserving the company's assets and improving management efficiency.

2. System to store and manage information on the directors' execution of their duties

The minutes of the Annual General Meeting of Shareholders, meetings of the Board of Directors, and meetings of the Executive Committee are appropriately stored and managed in line with in-house regulations.

JT appropriately stores and manages information on other important business execution and decision-making, such as the signing of contracts, by clarifying which department is responsible for its storage and management and establishing rules about the decision-making process, procurement and accounting process.

3. Regulations concerning loss risk management and other systems

With respect to monetary and financial risks, JT has internal regulations and makes reports to the Executive Committee on a quarterly basis.

In order for the company to grasp and report on other risks based on individual departmental responsibility and authority, as determined under the Responsibility and Authority Regulation, each department takes appropriate management action, compiles a report, and depending on the degree of importance, brings the matter in question to the attention of the Executive Committee.

JT has assigned a sufficient staff to the Operational Review and Business Assurance Division, which functions as the company's internal auditing organization. This division examines and evaluates the internal management systems of JT and the other JT Group companies with a view to assessing matters of importance and risk from an objective standpoint independent of the company's other business execution organizations, and reports its findings and proposals to the president, as well as reports to the Board of Directors.

As a preparatory measure for emergencies, JT has produced a response manual concerning emergency management and disaster countermeasures. In the event of an emergency or a disaster, JT is prepared to establish an emergency project system with the Corporate Strategy Division as the executive office, and then deal promptly and appropriately with the situation under the leadership of senior management and in close cooperation with related divisions.

4. System to ensure that directors perform their duties efficiently

Board of Directors meetings are held once a month as a rule and at other times as required to decide on issues as defined by law as well as other important items and to supervise the execution of business. The Executive Committee, comprising the company's president and other members appointed by the president, meets to discuss important management issues, particularly issues of management policy and basic plans regarding overall business operations, in addition to items brought to the attention of the Board of Directors.

With the Executive Office System, the executive officers appointed by the Board of Directors are pursuing their responsibility pursuant to the company-wide business strategy under the transferred authorities in each area.

Moreover, in order to ensure that the company's various operations contribute to the efficiency and flexibility of the company's overall business, basic items are determined in accordance with organization and office-related internal regulations and by clearly specifying the roles of each division. Also the divisions responsible for the execution of each business operation are clearly identified in the Responsibility and Authority Regulations.

5. System to ensure the appropriateness of business within the JT Group

The JT Group promises to deliver "irreplaceable delight" to all stakeholders, and it has adopted the JT Group Mission "the JT Branding Declaration" as a shared aim within the group. In conducting group management, JT defines the functions, regulations, etc., that are common to all companies within the group based on a group management policy, through which it intends to realize optimization throughout the entire JT Group.

Furthermore, all the companies in the JT Group have cooperated in developing the compliance system (including the report system), the internal auditing system, and the financial management system.

6. System for assisting auditors with their duties and reporting to auditors, and other systems to ensure that audits are performed effectively

JT has installed an Auditor's Office with a sufficient staff as an organization to support the auditors in their work. In addition, the company has decided to reexamine its staff placement situation when needed after discussions with the Audit Board. Concerning the determination of the Auditor's Office personnel, it has been decided to ensure its independence from the Board of Directors by entrusting the Audit Board with the task.

Directors and executive officers make reports concerning relevant facts in cases where they consider such facts have the potential to significantly harm the company. Moreover, it has been decided that directors, executive officers and employees must make reports to the Audit Board when they find evidence of malfeasance in financial documents or serious breaches of the law or the company's articles of incorporation and other important items concerning the management of other companies.

It has been decided that auditors may attend meetings of the Board of Directors and other important meetings. Almost all of the meetings of Executive Committee are attended. When the directors, executive officers or employees are asked by auditors to let them see important documents, take part in on-the-spot surveys, or make reports, they respond promptly and appropriately.

In addition, the directors cooperate with audits undertaken by auditors, and the miscellaneous expenses for such audits are provided appropriately in order to guarantee the effectiveness of the audit. The Operational Review and Business Assurance Division and the Compliance office provide cooperation by exchanging information with the auditors.

Also, in regard to the internal control system for financial reporting, we are building a system to ensure the integrity of financial reporting through various projects.

iii. Corporate Auditors' Audit and Independent Auditors' Audit Status

<Corporate Auditors' Audit and Independent Auditors' Audit>

JT has an internal auditing system under which corporate auditors working as an independent organization with a mandate from the shareholders monitor the company's directors and executive officers in executing their duties, to maintain and improve the company's sound management and social credibility.

JT has engaged Deloitte Touche Tohmatsu (DTT) to audit its financial statements for FY 3/2007, as required by the Company Law, and the Securities and Exchange Law, and the audit was carried out by the following audit partners.

<Certified Public Accountants engaged in independent auditors' audit>

Tatsuro Igarashi (two years), Eiji Yoshida (three years),

Shuichi Momoki (two years)

*Figures in parentheses represent the number of years each audit partner has served on the audit engagement as a partner.

<Assistants for independent auditors' audit>

Certified public accountants: 8 people,

other public accountants: 5 people, others: 8 people

While audits by corporate auditors, internal audits, and independent auditors are conducted in an independent and appropriate manner, efforts to strengthen their mutual cooperation are made by sharing information on the audit results among them.

iv. Remuneration for Directors and Corporate Auditors, and Audit Fees, etc.

Remuneration for directors and corporate auditors, and fees paid to DTT for audit assurance, etc. for FY3/2006 were as follows.

<Remuneration for Directors and Corporate Auditors >

Remuneration to directors and corporate auditors

Directors	10 people	¥493 million
Corporate auditors	4 people	¥ 98 million

*Remuneration to Directors and Corporate Auditors in office at the end of the FY 3/2007. Figures include retirement benefits (change in the allowance at the end of FY3/2007 for retirement benefits to directors) and bonuses. In addition, the retirement benefits system for directors will be abolished as of the end of the 22nd General Meeting of Shareholders.

<Fees for Audit Assurance, etc.>

The amounts of remuneration paid in respect of auditing certification are based on the corporate law of Japan (the "Corporate Law") and the Securities and Exchange Law and are as specified in the auditing contracts with DTT entered into by JT and its consolidated subsidiaries.

(Items based on the contract entered into by JT)

Fees for audit assurance based on the Article 2-1 of the Certified Public Accountant Law	¥111 million
Fees for other services	¥ 10 million
Total	¥121 million

(Items based on the contract entered into by JT and its consolidated subsidiaries)

Fees for audit assurance based on the Article 2-1 of the Certified Public Accountant Law	¥195 million
Fees for other services	¥ 10 million
Total	¥206 million

Overview of Outside Corporate Auditor' Stakes in JT

JT has three outside corporate auditors. One of them, Mr. Hiroyoshi Murayama, is a director of Mitsubishi Electric Corporation, which has minor dealings with JT. However, the outside auditor himself has no direct interest in these dealings.

There is no corresponding information concerning the other two outside corporate auditors.

Number of Directors

The Board of Directors of the JT Group shall comprise of 15 members or less.

Selection of Directors

Members of the Board of Directors of the JT Group shall be selected in the following manner. Selection by a majority of shareholder votes cast, where shareholders representing at least one third of total eligible votes are present.

Activities Contributing to the Environment and Society

The JT Group aims to contribute to society through its corporate activities. We are continuously engaging in activities from the standpoint of balancing our business environment with the natural environment, and operating among society as a good corporate citizen.

Our Approach to Environmental Protection

JT has made the global environment one of its most important management issues and is conducting conservation activities on a company-wide basis. Currently, we are expanding the scope of our environmental management activities to include other companies in the JT Group* and we established the JT Group Environmental Charter.

In a further effort to promote environmental conservation activities, efforts are underway to achieve the medium-term targets laid out in the JT Group Environmental Action Plan (2005-2008). The "CSR Report 2007" summarizing our activities in FY 3/2007 is published.

*Number of companies in the scope of JT's environmental management efforts: 20 companies in Japan (including the JT parent company) plus JTI in overseas.

JT Group Environmental Charter

(developed May 29, 1995; revised March 29, 2004)

Basic Principle

We at JT believe that corporate social responsibility represents to provide "Irreplaceable Delight" to the customers, shareholders, employees and society through our operations, and serve as a good corporate citizen acclaimed by society on a continual basis. And also, we recognize that active involvement in environmental issues being primal theme in terms of corporate social responsibility. Based on the basic policy, we continue to act as a good neighbor with local communities in all countries and regions where we operate, and try to bring about harmony between our corporate activities and the environment, with hoping to leave the healthy and productive environment to future generations.

JT Group Environmental Policy

1. Management System

We will continually improve our environmental management system to enhance our environmental performance.

2. Compliance

We will comply with every environmental laws in all countries and regions where we operate.

3. Products and Services

We will continually strive to reduce environmental impact in the process of product development and services.

4. Process and Supply Chain

We will reduce the environmental impact and optimize the use of natural resources at all stages of our activities, from procurement of raw materials and manufacturing, through to sales and distribution.

5. Environmental Education

We will develop a culture of environmental awareness through education and training; encouraging employees to take personal responsibility for their actions for creating a better environment, and suppliers to understand our Charter.

6. Environmental Communication

We will make an appropriate of our environmental performance and keep good relationships with our stakeholders through active communication.

Environmental Management System

JT Group Environmental Management System is based on the international standards ISO14001. We have introduced the Environmental Management System at our places of business, reflecting the environmental impact of our business activities, products and services, and the size and function of each business location.

Improving System to Promote Environmental Management


President and CEO
Executive Committee
Environmental Management Representatives
(Executive Deputy President In Charge of CSR)
CSR Committee
CSR Division Global Environment Department
Divisional Environmental Management Representatives (Division Head)
Departments
Group Companies
Operational Review and Business Assurance Division
Reports on results of environmental audits and recommendations
Internal Environmental audits
Environmental audits of Group companies

Trends in CO_2 Emission


(1000 t-CO_2)
449
435
430
420
381
519
370
508
315
428
297
399
'96
'01
'02
'03
'04
'05
'06
'07
JT
JT Group Total
* JT Group: Domestic companies in the scope of the JT Group EMS (20 companies including JT).
Data collection was started from FY 3/2004.
(Year ended March 31)

In this context, all of JT's factories had obtained ISO14001 certification by FY 3/2004, while our office-type business locations such as the Head Office, branch offices and laboratories had developed ISO14001-compatible systems by FY 3/2005.

Furthermore, the factories of JT Group companies are sequentially obtaining ISO14001 certification, and non-manufacturing companies within the Group are proceeding with the development of ISO14001-compatible environmental management systems or simple environmental management systems that include the development and execution of environmental action plans.

Since FY 3/2005, we have been operating the JT Group's environmental information system, "ECO-NET" for the purpose of integrating and sharing environmental information, and we have utilized this information for analyzing and improving our performance.

Approaches to Address Global Warming

JT has been striving to reduce greenhouse gas emissions and to address global warming by saving energy, switching to alternative fuels, promoting nighttime electricity use and using low emission vehicles. As a result of these efforts, in FY 3/2007, we were able to reduce our CO_2 emissions by about 152 thousand t-CO_2 (down 34%) in comparison with FY 3/1996 levels. In addition, the CO_2 emissions of the JT Group as a whole declined in FY 3/2007 by about 120 thousand t-CO_2 (down 23%) in comparison with FY 3/2004. We will continue our efforts to achieve further reductions.

Approaches to Reducing and Recycling Waste

JT is promoting the construction of a recycling-based system that recognizes the value of limited resources. In this context, we are placing an emphasis on reduction, reuse and recycling in all our activities, from the supply of raw materials to production and sales activities extending even to waste by our customers after use. JT's recycling ratio has improved drastically in recent years to the point where we now recycle approximately 98% of all materials. The recycling ratio of the entire JT Group is also now approximately 98%.

Reducing Water Usage

JT continues its efforts to reduce water usage and promote water recycling. In FY 03/2007, total water usage by JT was 247 million m^3 and 515 million m^3 in the JT Group as a whole. Furthermore, JT maintains water quality by controlling the concentrations of contaminants in discharge water.

Approaches to Reducing Environmental Impact

JT is making consistent efforts to reduce or prevent emissions of all sorts of pollutants to minimize the impact of our business activities on our employees and associates, people who live in the vicinity of our business locations, and the global environment.

As for chemical substances, the number of PRTR (Pollutant Release and Transfer Register) Law-designated chemicals JT used and reported was 6 in FY 3/2007. We will continue to strengthen our management practices according to various guidelines (Guidelines for Complying with the PRTR Law, Guidelines for Chemical Substance Management, and Management Regulations for PCB Waste) to prevent chemical pollution.

Furthermore, we have conducting voluntary surveys to assess soil pollution, and we will achieve appropriate compliance based on the Soil Contamination Countermeasures Law.

Trends in Generated Volume and Recycled Ratio of Waste


(Thousands of Tons)
(%)
'96
'01
'02
'03
'04
'05
'06
'07

☐ Generated volume in JT
☐ Generated volume in JT Group total
— Recycled ratio in JT
— Recycled ratio in JT Group total

* JT Group: Domestic companies in the scope of the JT Group EMS (20 companies including JT).
Data collection was started from FY 3/2004.

(Year ended March 31)

Annual Water Consumption


(1,000m³)
'96
'01
'02
'03
'04
'05
'06
'07

☐ JT
☐ JT Group Total

* JT Group: Domestic companies in the scope of the JT Group EMS (20 companies including JT).
Data collection was started from FY 3/2004.

(Year ended March 31)

JTI Environmental Performance


(%)
Carbon dioxide emissions (tonnes-CO2/ million cigarettes)
Energy consumption (megajoules/ million cigarettes)
Water consumption (cubic meters/ million cigarettes)
Waste generation (tonnes/ million cigarettes)
Waste recycling rate (percent of production waste recycled)

☐ 04-06 target
☐ 04-06 actual

International Approach to Environmental Management

JTI is promoting efforts toward addressing environmental issues by obtaining ISO14001 certification, and by FY 2006 had achieved certification at 16 factories worldwide. JTI manages its performance by setting numerical targets for five environmental parameters, namely CO_2 emissions, energy consumption, water usage, waste generation, and recycling ratio. During the period from FY 2004 to FY 2006, JTI's performance exceeded its targets.

Afforestation and Forest Conservation Projects

JT's tobacco business and foods business use raw materials of natural origin such as leaf tobacco, vegetables, and tealeaves. Therefore, we are engaged in afforestation and forest conservation activities in an effort to contribute to the preservation of the natural world that supports these businesses, and as a reflection of our corporate social responsibility.

Currently, we are conducting these activities in Wakayama, Yamanashi, and Kochi Prefectures in Japan.

Firstly, "JT Forest Nakahechi" in Nakahechi Town, Tanabe City, Wakayama Prefecture, is an afforestation and undergrowth cutting project on approximately 50 hectares of land, a project in the vicinity of Kumano Kodo, a World Heritage Site. Secondly, "JT Forest Kosuge" is a project in Kosuge Village, Kitatsuru District, Yamanashi Prefecture, close to the headwaters of the Tama River, where we are creating extensive mixed woodland of coniferous and deciduous trees on approximately 13-hectare plot of land. And thirdly, "JT Forest Nahari - A Forest to Protect Coral" is a project in Nahari Town, Aki District, Kochi Prefecture, where we manage approximately 160 hectares of woodland with a focus on tree thinning in an effort to maintain the local ecosystem and contribute to the continued existence of a type of coral that grows in the estuary of the Nahari River.

In conducting these activities, we intend to provide our employees with the opportunity to reaffirm the importance of conserving the natural environment by actually experiencing these activities. We also value the exchanges between our employees and the local residents who cooperate with these activities. More than 1,100 people in total have participated in JT's forest conservation activities, which have been highly evaluated from the viewpoints of both afforestation and coexistence with the local community.

In addition, we initiated the Reforestation/forest conservation project in cooperation with JTI in the United Republic of Tanzania and the Republic of Malawi of Africa. We develop this program in a four-year period from January 2007 to 2010 and the target number of planting trees is 800 million trees in each country. We plan to provide treadle pumps for irrigation and improve wells through our programs.

In the future, JT will continue to engage in afforestation and forest conservation activities from a medium and long-term viewpoint as a part of our efforts to preserve the natural environment.
URL: http://www.jti.co.jp/JTI_E/environ/Welcome.html

Improving Smoking Manners and the Smoking Environment (This section describes only activities in Japan.)

At JT, we use the term "SMOKERS' STYLE" to express our wish that our valued customers will enjoy smoking to the fullest while exercising maturity in their smoking habits and showing consideration to those who do not smoke so that both smokers and nonsmokers can co-exist in harmony. As part of this concept we are



JT Forest Kosuge



SMOKERS' STYLE AKIHABARA
(Public Smoking Area in Tokyo's Chiyoda-ku)

making efforts in many areas to fulfill our corporate responsibility to society as a company operating in the tobacco business.

Some Examples of Our Efforts

Setting Up Smoking Areas

We work closely with local governments to set up smoking areas in public facilities such as train stations, airports and other locations so that all people, both smokers and nonsmokers, can co-exist in harmony.

Consultation for Creating Separate Smoking Areas

We provide consultation to assist the creation of separate smoking and nonsmoking areas within public facilities, commercial facilities, and business offices in response to the characteristics of the facilities and the needs of their users. Our activities include sharing knowledge and making proposals on a free-of-charge basis with regard to smoking separation methods that satisfy smokers while taking the rights of non-smokers into consideration.

Smoking Manner Advertisements

Because JT considers the improvement of each individual's smoking manners to be essential to overall improvement of smoking manners, we are continuing to develop our smoking manner campaign under the slogan "If you take notice, you can change your manners." These advertisements illustrate actual everyday situations for smokers, with the objective of prompting them to take notice, think, and exercise appropriate behavior when smoking.

Community Cleanup Activities

Since May 2004, in order to help increase awareness with regard to appropriate smoking manners, JT has been conducting "Pick up, and you will love your city" activities as a community-based cleanup effort at festivals and other events across Japan. These activities are carried out in cooperation with various groups such as local authorities, schools, volunteers, and the executive committees and participating organizations of the background events. As of May 31, 2007, some 366,200 people have participated in the activities.

To learn more about JT's efforts to improve smoking manners, please refer to our website.
URL: http://www.jti.co.jp/sstyle

The JT Group's Social Contribution Activities

The JT Group's Social Contribution Activities

The JT Group has long been dedicated to contributing to society in all the countries and regions in which we operate. We do this with the aim of coexisting with society as a good corporate citizen. Recently, with the aim of even further enhancing the activities of the Group as a whole, we have established the JT Group's Social Contribution Policy, which defines social welfare, culture and arts, environmental activities, and aid for disaster stricken areas as four priority areas in JT's social contribution activities.

JT Group's Social Contribution Policy

As a good corporate citizen and a member of society, the JT Group will carry out its corporate social responsibility by contributing to the local communities it serves in a sustainable manner.

As a good neighbor, the JT Group will support the regeneration and revitalization of the local communities, focusing on:

- "Social Welfare"



Smoking Area at Tokyo Midtown



Clean up Activities "Pick up, and you will love your city"



NPO Support Activities (Children's Sports Classroom)

- "Culture and Arts"
- "Environmental Activities"
- "Aid for disaster-stricken areas"

The JT Group will select from these four areas those programs which best address the challenges of each local community, and in this way will contribute to the development of the communities we serve.

Based on this policy, the JT Group implements a wide variety of social contribution activities in markets around the world. In doing so, the company actively encourages the participation of its employees, many of whom today volunteer their time and energy to this cause.

Domestic Efforts

Social Welfare

In Japan, JT carries out various social welfare programs in keeping with our desire to contribute to the revitalization and activation of local communities as a good neighbor. Also, business offices nationwide are working on various local contribution activities rooted in each region.

• NPO Support Projects for Youth Development

We consider human resource development, and above all the nurturing of young people who will contribute to society in the future, as an essential task in order to create a better society. Thus, we support NPOs in conjunction with local communities in activities that promote the nurturing of young people, particularly in the areas of environmental protection and beautification.

• Scholarships for Students from Asia

Since FY1998, JT has been providing scholarships for privately financed students from other Asian countries to study in Japan. We support these students in their studies at universities and in research activities in Japan in order to promote international exchange and contribute to human resource development.

• JT Citizenship Events

We hold charity events, including events to which we invite people in various fields who have contributed to society, to enhance interest, understanding and concern among citizens toward their local communities.

• JT Shogi Japan Series Tournament for Kids

Under the theme of nurturing the mind through the game of Shogi (a Japanese form of Chess), we simultaneously hold a professional Shogi tournament series, the JT Shogi Japan Series, together with Shogi tournaments for children.

• JT Honobono (Heartwarming) Concerts

We introduce children's songs and school songs that incorporate beautiful archetypal images of Japan so that these images are handed down to future generations.

• Volleyball Classes

JT Thunders and JT Marvelous, which play in the Volleyball Premier League, teach volleyball to elementary and junior high school children, as well as to moms' teams.

• Participation and Cooperation in Local Activities

JT's business offices nationwide participate actively in various kinds of activities rooted in each local community such as cooperating with local festivals and sports events, and offering the use of company-owned facilities such as playing fields for local residents.

Environmental Activities

Thankful for the natural environment that supports business and aware of the importance of the global environment, the JT Group conducts conservation and beautification activities such as forest conservation and clean up activities of areas surrounding business offices.



JT Art Hall Chamber Music Series



JT Delight Forum



Home Visit with a Senior Citizen (Italy • Milan)

Culture and Arts

The JT Group is involved in activities to contribute to the development and improvement of music and other types of art and culture.

• Support for Nurturing Musicians

We provide opportunities to perform to a broad spectrum of musicians who support the Japanese classical music world, centered on our Tokyo performance venue JT Art Hall Affinis. The concerts staged here include the JT Art Hall Chamber Music Series, performed by emerging Japanese musicians, and the Ensemble Series Groomed by JT, performed by young musicians who show promise of future success. Furthermore, in order to provide music students with a venue to present their work, and to allow people who live and work in the vicinity of the JT Building to enjoy classical music casually, we sponsor an independent project entitled "Afternoon Concert with the Promising Music Majors" featuring free admission lunch time concerts to develop and support the musicians.

• The Affinis Arts Foundation

The Affinis Arts Foundation was founded in 1988 for the purpose of supporting professional orchestras in Japan. Its activities include providing musicians with facilities for staging musical performances, financial support for such performances and for studying overseas. The Foundation also holds events such as the annual Affinis Summer Music Festival, which features seminars from top class professors from around the globe as well as other activities.

• Tobacco & Salt Museum

The Tobacco & Salt Museum was opened in 1978 to collect materials and conduct studies and research on tobacco, as an item with a history of popularity, and salt, as the food of life. Housing some 30,000 items, including smoking utensils and posters, the museum presents the history and culture of tobacco and salt through exhibitions and other events about the two products.

• JT Biohistory Research Hall

The JT Biohistory Research Hall was opened in 1993 for the purpose of studying Biohistory, through which we can understand the historical existence of life. The hall was also opened to provide a place for all people to enjoy themselves by studying Biohistory, just as they would study music or art. The facility provides visitors with the opportunity to enjoy thinking about the very important topic of life through laboratory tours, summer school seminars, various exhibits, and also through the quarterly journal "Biohistory."

• JT Delight Forum

The Delight Forum is a cultural event jointly held by JT and sponsoring newspaper companies to nurture the development of high quality culture at the regional level and to contribute to the local culture. Each year, the Delight Forum includes lectures at sites around Japan delivered by people who display their activities in a host of fields.

Aid for Disaster-Stricken Areas

Following the Noto Peninsula Earthquake on March 25, 2007, which was centered on Ishikawa Prefecture on the Sea of Japan, the JT Group provided relief supplies including beverages, and also donated funds to the victims of the disaster. In addition, JT employees from business offices near the disaster-stricken region participated in volunteer activities supporting the region.

International Efforts

JTI's Social Contributions

For JTI, an international subsidiary of JT headquartered in Geneva (Switzerland), Corporate Philanthropy is an integral component



Korea Day Out with the Elderly (South Korea • Seoul)



Japanese Tea Ceremony (Switzerland • Zurich)

of its commitment to the communities in which it operates.

JTI Corporate Philanthropy policy and guidelines are aligned with the JT Group Social Contribution policy, and have been shared with employees throughout the company. The policy provides the foundation through which JTI puts into practice its belief in "Being a Good Corporate Citizen."

Corporate Philanthropy programs are underway in all markets where JTI currently operates, and include charitable donations, cultural and artistic sponsorships and disaster relief. Over 60 JTI Corporate Philanthropy projects were implemented worldwide during 2006.

Social Welfare (Charitable Donations)

Social contribution and cultural programs sponsored by JTI market organizations are generally organized and implemented in collaboration with qualified beneficiary organizations. In addition to local market initiatives, JTI has identified two global causes as priorities for the corporation, Care for the Elderly and Adult Literacy.

In Seoul (Korea), JTI sponsored a "Senior City Center" in which socially disadvantaged seniors are provided support for their daily activities. JTI Korea employees also take part in the Center's activities several times a year. In Milan, Italy, JTI provides senior citizens with transportation, shopping assistance, physiotherapy or with assistance in completing forms and other paperwork.

Programs in Romania, and in Taichung and Lukang in Taiwan provide underprivileged senior citizens with a 'meals on wheels' service and other practical support through local beneficiary organizations. The JTI Seniors Program began in Romania in 1998, with the objective of supporting 45 senior citizens with daily meals as well as special Easter and Christmas packages.

In Vietnam, JTI provides housing for poor people, and in Kazakhstan has provided funding for the repair of a regional rehabilitation center for the disabled.

Cultural and Arts

Sponsorship of culture and the arts has traditionally played an important role in JTI's Corporate Philanthropy activities. The past year has been no exception, with support provided to numerous cultural projects, ranging from the construction of the new Mariinsky Concert Hall in St. Petersburg (Russia), the Izmir Jazz Festival (Turkey), as well as assistance to various cultural and art exhibitions in many countries.

Projects related to Japanese cultural heritage are particularly popular. In the renowned Museum Rietberg in Zurich (Switzerland), for example, JTI has sponsored the construction of a Japanese tea room in which authentic tea ceremonies are conducted.

Aid for Disaster-Stricken Areas / JTI Foundation

In addition to the large number of social contribution and cultural projects worldwide, JTI established the JTI Foundation in 2001 with the aim of helping underprivileged people throughout the world. In particular, the JTI Foundation supports victims of natural disasters such as earthquakes and floods, and focuses on providing immediate assistance to victims in collaboration with recognized major relief agencies (NGOs, Red Cross or government organizations) to achieve this goal. Last year, the Foundation provided assistance when floods struck in the Balkans (Romania and Serbia), and after a major earthquake in Yogyakarta (Indonesia).



Financial Information



Financial Information

Consolidated Five-Year Financial Summary

Japan Tobacco Inc. and Consolidated Subsidiaries
Years ended March 31

	Millions of yen					Millions of U.S. dollars
	2003	2004	2005	2006	2007	2007
For the year:						
Net sales	¥ 4,492,264	¥ 4,625,151	¥ 4,664,514	¥ 4,637,657	¥ 4,769,387	$ 40,401
EBITDA (Note 2)	337,296	373,435	400,115	433,391	464,634	3,936
Depreciation and amortization (Note 2)	148,333	139,401	126,744	126,445	132,643	1,123
Operating income	188,963	234,034	273,371	306,946	331,991	2,812
Net income (loss)	75,302	(7,603)	62,584	201,542	210,772	1,785
For the year:						
Net cash provided by operating activities	¥ 258,057	¥ 334,501	¥ 250,840	¥ 150,343	¥ 435,958	$ 3,693
Net cash provided by (used in) investing activities	(74,877)	(228,620)	176,914	(26,358)	(149,692)	(1,268)
Net cash used in financing activities	(111,968)	(109,335)	(202,196)	(48,135)	(32,635)	(277)
Free cash flow (Note 3)	170,372	269,174	269,459	145,590	223,007	1,889
At year-end:						
Net property, plant and equipment	¥ 733,314	¥ 708,221	¥ 639,655	¥ 596,544	¥ 600,436	$ 5,086
Total assets	2,957,665	3,029,084	2,982,056	3,037,379	3,364,663	28,502
Interest bearing debt	424,499	381,203	230,716	216,608	219,269	1,858
Liabilities	1,283,939	1,467,322	1,430,256	1,217,306	1,340,047	11,352
Total equity	1,622,654	1,507,937	1,498,204	1,762,512	2,024,616	17,150
Profitability:						
Return on equity	4.7%	(0.5%)	4.2%	12.4%	11.3%	—
EBITDA margin	7.5%	8.1%	8.6%	9.3%	9.7%	—
Operating income margin	4.2%	5.1%	5.9%	6.6%	7.0%	—
Total assets turnover	1.49	1.55	1.55	1.54	1.49	—
Stability:						
Equity ratio	54.9%	49.8%	50.2%	58.0%	58.3%	—
Debt/Equity ratio (times)	0.26	0.25	0.15	0.12	0.11	—
Current ratio	226.4%	195.3%	202.7%	256.7%	226.4%	—
Fixed assets/ Long-term capital ratio	69.7%	69.9%	67.6%	60.7%	61.3%	—

Notes: 1. Figures stated in U.S. dollars in this report are translated solely for convenience at the rate of ¥118.05 per $1, the rate of exchange as of March 31, 2007.
2. EBITDA = operating income + depreciation and amortization
Depreciation and amortization = depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill
3. FCF = (cash flow from operating activities + cash flow from investing activities) excluding the following items:
From "cash flow from operating activities": Dividends received / interest received and its tax effect / interest paid and its tax effect
From "cash flow from investing activities": Cash outflow from purchase of marketable securities / proceeds from sales of marketable securities / cash outflow from purchases of investment securities / proceeds from sales of investment securities / others (but not business-related investment securities, which are included in the investment securities item)

Segment Information

	Millions of yen					Millions of U.S. dollars
	2003	2004	2005	2006	2007	2007
Net sales	¥ 4,492,264	¥ 4,625,151	¥ 4,664,514	¥ 4,637,657	¥ 4,769,387	$ 40,401
Tobacco	4,134,466	4,236,920				
Domestic			3,491,488	3,405,281	3,416,274	28,939
International			792,705	881,188	999,658	8,468
Pharmaceutical	53,927	51,242	57,676	49,257	45,452	385
Foods	232,404	250,138	265,380	278,378	286,554	2,427
Others	71,467	86,851	57,265	23,553	21,449	182
EBITDA	¥ 337,296	¥ 373,435	¥ 400,115	¥ 433,391	¥ 464,634	$ 3,936
Tobacco	321,419	343,163				
Domestic			296,031	305,753	326,470	2,765
International			65,462	94,093	112,668	954
Pharmaceutical	(5,110)	(4,426)	5,474	(1,803)	(8,197)	(69)
Foods	546	3,300	7,931	11,869	12,018	102
Others	19,674	30,674	26,810	22,140	21,586	183
Elimination/Corporate	767	724	(1,593)	1,339	89	1
Operating income	¥ 188,963	¥ 234,034	¥ 273,371	¥ 306,946	¥ 331,991	$ 2,812
Tobacco	213,342	238,409				
Domestic			215,833	220,095	245,388	2,078
International			44,458	71,031	81,085	687
Pharmaceutical	(13,855)	(12,840)	1,855	(5,057)	(11,207)	(95)
Foods	(13,168)	(4,851)	1,948	6,325	6,705	57
Others	932	11,976	10,427	8,673	9,331	79
Elimination/Corporate	1,712	1,340	(1,150)	5,879	689	6

Four business segments, namely Tobacco, Pharmaceutical, Foods and Others, had been used for the consolidated financial statements up to the year ended March 31, 2005. From the year ended March 31, 2006, the tobacco segment is divided into Domestic tobacco and International tobacco in order for our business results to be more properly shown, considering the importance of the Group's tobacco business in which JT International S.A., a foreign consolidated subsidiary, conducts the main operational role. As a result, five business segments, namely Domestic tobacco, International tobacco, Pharmaceutical, Foods and Others, are used for the consolidated financial statements. As for the results of the year ended March 31, 2005, retroactive application was made in accordance with the new business segments as well.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan and other information included in other sections of this annual report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Actual results may differ materially from those anticipated in these statements as a result of a number of factors, including, but not limited to, those described in the "Major Risks of Businesses" (See p.41 for more details).

Overview

We operate primarily in the domestic and international tobacco businesses, the pharmaceutical business and the foods business. In our domestic and international tobacco businesses, we develop, manufacture, distribute, and sell tobacco products, primarily cigarettes. In our pharmaceutical business, we develop, manufacture and sell pharmaceutical products. In our foods business, we develop, manufacture and sell processed foods, and develop and sell beverages. Our other business segment includes our commercial real estate and other operations.

Our net sales were ¥4,637.7 billion for the year ended March 31, 2006 and ¥4,769.4 billion for the year ended March 31, 2007. Domestic and international tobacco businesses accounted for 73.4% and 19.0% of our net sales for the year ended March 31, 2006 and 71.6% and 21.0% of our net sales for the year ended March 31, 2007, respectively. In recent years, net sales in our international tobacco business have become an increasingly important component of our total net sales. In recent periods, net sales have also increased in our foods business while decreasing in our pharmaceutical business.

Our operating income was ¥306.9 billion for the year ended March 31, 2006 and ¥332.0 billion for the year ended March 31, 2007. Although the foods business segment has recorded operating income since the year ended March 31, 2005, our pharmaceutical business has recorded operating losses every year since the year ended March 31, 1998, when we started to disclose industry segment information, except for the year ended March 31, 2005. As a result, substantially all of our operating income is derived from our tobacco business.

Acquiring Outside Resources

We significantly increased our international tobacco sales through the $7.8 billion acquisition of the non-U.S. tobacco operations of RJR Nabisco, Inc. in May 1999. The purpose of this acquisition was to enhance and diversify our profit sources and cash flows. This acquisition expanded our ability to sell tobacco products in the international markets and provided us with the rights to internationally recognized trademarks such as Camel, Winston and Salem in substantially all countries outside of the United States. These three brands, together with Mild Seven, constitute our global flagship brands, or GFB. The integration of RJR's non-U.S. tobacco operations and our international tobacco operations was completed in 2000. Since this acquisition, our international tobacco business sales, in particular overseas sales of our GFB, have increased steadily. We will continue to focus on boosting overseas sales of GFB to improve our profitability and make GFB stronger sources of profits and cash flows.

We completed the acquisition procedure to make Gallaher Group Plc a wholly owned subsidiary of JT on April 18, 2007. The acquisition price was approx. £7.50 billion (approx. ¥1,720 billion), and the total acquisition price including the assumption of net interest-bearing debt was approx. £9.44 billion (approx. ¥2,180 billion). Of the approx. ¥1,720 billion amount, approx. ¥820 billion was covered by our cash on hand, ¥450 billion by a loan from Mizuho Bank, Ltd, and £1.9 billion (¥450 billion) by a syndicate loan arranged by Merrill Lynch.

With the acquisition of Gallaher, we have further strengthened our position as the world's third largest tobacco company. In addition to our strong business foundation in Asia, JT now has an increasing presence in Europe and the CIS region. We aim at even more sustainable growth as a leading company of the tobacco industry characterized by a good geographical balance and ample opportunities for growth.

As a result of this acquisition, we expect a number of integration effects such as scale expansion, mutually complementary operations, and a reinforcement of our technology and distribution infrastructure. In addition, we believe we can generate enormous synergy effects by integrating the businesses of both groups, which will allow us to increase our top line results and to cut costs through improved business efficiency. We will make efforts to establish a group system that will allow prompt and maximum realization of the synergy effects that can be obtained through the integration of our businesses.

In order to further diversify our future sources of profits and cash flows, we have been developing our pharmaceutical and foods businesses. Our acquisition of 53.5% of the outstanding shares of Torii Pharmaceutical Co., Ltd. in December 1998 significantly increased the scale of our pharmaceutical business. We greatly expanded our foods business through the acquisition in 1998 of a majority stake in Unimat Corporation, later renamed Japan Beverage Inc., a Japanese vending machine operator with a large network of vending machines nationwide, and through the acquisition of the processed foods operations of Asahi Kasei Corporation in July 1999. We have been developing these operations and refining their focus through selective investments, acquisitions, joint ventures and licensing arrangements. We are striving to transform these businesses into steady future sources of profits and cash flows.

Results by Industry Segment

Table of Results by Industry Segment

For years ended March 31	Millions of yen 2005	Millions of yen 2006	Millions of yen 2007	Millions of U.S. dollars 2007
Net sales	¥ 4,664,514	¥ 4,637,657	¥ 4,769,387	$ 40,401
Tobacco Business				
Domestic	3,491,488	3,405,281	3,416,274	28,939
International	792,705	881,188	999,658	8,468
Pharmaceutical Business	57,676	49,257	45,452	385
Foods Business	265,380	278,378	286,554	2,427
Other Business	57,265	23,553	21,449	182

	Millions of yen 2005	Millions of yen 2006	Millions of yen 2007	Millions of U.S. dollars 2007
Operating income	¥ 273,371	¥ 306,946	¥ 331,991	$ 2,812
Tobacco Business				
Domestic	215,833	220,095	245,388	2,078
International	44,458	71,031	81,085	687
Pharmaceutical Business	1,855	(5,057)	(11,207)	(95)
Foods Business	1,948	6,325	6,705	57
Other Business	10,427	8,673	9,331	79
Elimination/Corporate	(1,150)	5,879	689	6

Domestic tobacco: Net sales for the domestic tobacco business were ¥3,405.3 billion for the year ended March 31, 2006 and ¥3,416.3 billion for the year ended March 31, 2007. The sales of products that we manufactured in Japan included Marlboro which we manufactured under a license agreement with Altria. The license agreement expired in April 2005 and both sides agreed not to renew. Our domestic tobacco business also includes sales in Japan of tobacco products of other foreign tobacco manufacturers. We derive significantly lower profit margins from the sale of these imported tobacco products than from the rest of our domestic tobacco business as our function is limited to distribution.

International tobacco: Net sales for the international tobacco business were ¥881.2 billion for the year ended March 31, 2006 and ¥999.7 billion for the year ended March 31, 2007. International tobacco sales include overseas sales of products manufactured by our overseas subsidiaries and sales of tobacco products manufactured in Japan and exported to foreign countries.

Pharmaceutical: The pharmaceutical business accounted for approximately 1.1% of our net sales for the year ended March 31, 2006 and 1.0% of our net sales for the year ended March 31, 2007. The pharmaceutical business recorded an operating income of ¥1.9 billion for the year ended March 31, 2005. This was due to one-time revenue from the licensing-out of a chemical compound. The business recorded operating losses of ¥5.1 billion for the year ended March 31, 2006 and ¥11.2 billion for the year ended March 31, 2007. We do not expect our pharmaceutical business to generate profits in the next few years.

Foods: The foods business accounted for approximately 6.0% of our net sales for the year ended March 31, 2006 and 6.0% of our net sales for the year ended March 31, 2007. The operating income recorded for the foods business was ¥6.3 billion for the year ended March 31, 2006 and ¥6.7 billion for the year ended March 31, 2007.

Other: Other business segment accounted for approximately 0.5% of our net sales for the year ended March 31, 2006 and 0.4% of our net sales for the year ended March 31, 2007. Net sales from other business segment on the whole have been gradually decreasing in recent years. Operating income for other business segment was ¥8.7 billion for the year ended March 31, 2006 and ¥9.3 billion for the year ended March 31, 2007. Currently we do not plan to expand this segment and thus we expect net sales from this segment to decrease gradually, as we re-evaluate businesses in this segment.

Results by Geographic Segment

We divide our operations into three geographic segments based on the location of the entity recording the sales: Japan, Western Europe (including Switzerland, France and Germany) and other regions. The other regions segment comprises primarily Asia (excluding Japan but including China, Hong Kong and Macau), Canada, Russia and the other Commonwealth of Independent States nations, the Middle East and Africa.

Table of Results by Geographic Segment

	Millions of yen			Millions of U.S. dollars
For years ended March 31	2005	2006	2007	2007
Net sales	¥ 4,664,514	¥ 4,637,657	¥ 4,769,387	$ 40,401
Japan	3,823,102	3,709,964	3,718,450	31,499
Western Europe	317,273	338,606	353,831	2,997
Other	524,139	589,087	697,106	5,905

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Operating income	¥ 273,371	¥ 306,946	¥ 331,991	$ 2,812
Japan	228,347	228,137	248,482	2,105
Western Europe	(3,373)	(847)	(18,810)	(159)
Other	48,696	72,865	101,552	860
Elimination/Corporate	(299)	6,791	767	6

Japan: Net sales in Japan for the year ended March 31, 2007 increased by ¥8.5 billion, or 0.2%, to ¥3,718.5 billion in comparison with the previous fiscal year. Despite a sales volume decrease in our domestic tobacco business, revenue increased in line with unit sales price increases based on the revision of retail prices. Operating income for the year ended March 31, 2007 increased by ¥20.3 billion, or 8.9%, to ¥248.5 billion in comparison with the previous fiscal year. This was primarily due to the above mentioned unit sales price rise and cost reductions.

Net sales in Japan for the year ended March 31, 2006 decreased by ¥113.1 billion, or 3.0%, to ¥3,710.0 billion from the previous fiscal year. This decrease was primarily due to a sales decrease in our domestic tobacco business. Despite a decrease in operating expenses as a result of cost reduction efforts, operating income for the year ended March 31, 2006 decreased by ¥0.2 billion, or 0.1%, to ¥228.1 billion from the previous fiscal year.

Western Europe: Net sales in Western Europe for the year ended March 31, 2007 increased by ¥15.2 billion, or 4.5%, to ¥353.8 billion from the previous fiscal year. This was primarily due to the impact of favorable exchange rates in converting foreign currencies into Japanese yen, which offset the negative impact derived from a hike in the tobacco excise tax in Spain. Operating loss for the year ended March 31, 2007 deteriorated by ¥18.0 billion from the previous fiscal year to ¥18.8 billion. This was primarily due to negative impacts derived from Spain's tobacco tax hike, as well as the transfer of sales in Japan from the international tobacco business to the domestic tobacco business from May 2005.

Net sales in Western Europe for the year ended March 31, 2006 increased by ¥21.3 billion, or 6.7%, to ¥338.6 billion from the previous fiscal year. This was primarily due to a sales increase in Italy. Operating loss for the year ended March 31, 2006 improved by ¥2.5 billion from the previous fiscal year to a ¥0.8 billion loss.

Other Regions: Net sales in other regions for the year ended March 31, 2007 increased by ¥108.0 billion, or 18.3%, to ¥697.1 billion from the previous fiscal year. This was primarily due to an increase in international tobacco sales by JT International, particularly in countries such as Russia, Iran, Turkey, and Ukraine. Operating income for the year ended March 31, 2007 increased by ¥28.7 billion, or 39.4%, to ¥101.6 billion from the previous fiscal year.

Net sales in other regions for the year ended March 31, 2006 increased by ¥64.9 billion, or 12.4%, to ¥589.1 billion from the previous fiscal year. This was primarily due to an increase in international tobacco sales by JT International, particularly in countries such as Russia, Iran, Ukraine and Taiwan. Operating income for the year ended March 31, 2006 increased by ¥24.2 billion, or 49.6% to ¥72.9 billion from the previous fiscal year.

Outlook of Results for the Year Ending March 31, 2008

It is too early to forecast results of operations for the fiscal year ending March 31, 2008. However, based on current trends and other factors we know at this point, we expect a revenue increase and a profit decrease in our business performance, excluding the impacts arising from the purchase of Gallaher. We believe that net sales in the international tobacco business will increase due to well-balanced growth in sales volume in both mature and emerging markets. However, we believe this increase will be partially offset by a decrease in the sales volume of the domestic tobacco business.

Although we expect operating income to decrease mainly due to a sales volume decrease in the domestic tobacco business, we expect this decline will be partially offset by top-line growth in the international tobacco business stemming from focusing on GFBs and enhancing our brand portfolio.

We expect net income to decrease for the period. The main factors for this are increase in interest expenses related to the Gallaher acquisition, a decrease in interest revenue due to lower cash reserves, a decrease in net gains on the sale and disposal of fixed assets, and an increase in costs related to the introduction of vending machines with adult identification functions.

As we are still developing the Gallaher integration plan, these forecasts do not reflect the impact the acquisition will have, except for costs related to financing the acquisition.

Our actual operating results may vary significantly from those described above as a result of a number of factors including, but not limited to, those discussed in the "Major Risks of Businesses".

Results of Operations

Income Statement Data

	Millions of yen			Millions of U.S. dollars
For years ended March 31	2005	2006	2007	2007
Net sales	¥ 4,664,514	¥ 4,637,657	¥ 4,769,387	$ 40,401
Cost of sales	3,713,725	3,734,074	3,844,768	32,569
Gross profit	950,789	903,583	924,619	7,832
Selling, general and administrative expenses	677,418	596,637	592,628	5,020
Operating income	273,371	306,946	331,991	2,812
Other income (expenses), net	(172,038)	(5,953)	5,205	44
Income before income taxes and minority interest	101,333	300,993	337,196	2,856
Income taxes	31,565	94,896	121,405	1,028
Income before minority interest	69,768	206,097	215,791	1,828
Minority interest	7,184	4,555	5,019	43
Net income	¥ 62,584	¥ 201,542	¥ 210,772	$ 1,785

Year Ended March 31, 2007 Compared to Year Ended March 31, 2006

Net sales

Net sales for the year ended March 31, 2007 increased by ¥131.7 billion, or 2.8%, to ¥4,769.4 billion. Net sales described below represent amounts after the elimination of intersegment transactions.

• Domestic tobacco business

Net sales for the domestic tobacco business are comprised of domestic sales (including duty-free sales) of tobacco products manufactured by the group in or outside Japan and of products manufactured by foreign tobacco manufacturers and distributed by our subsidiaries as wholesalers, and sales in the China, Hong Kong and Macau markets, which are generated by JT's China Division. The group's net sales for the domestic tobacco business were ¥3,416.3 billion, an increase of ¥11.0 billion or 0.3% in net sales from the previous fiscal year. The sales volume of JT's tobacco products in Japan decreased by 14.5 billion cigarettes, or 7.7%, to 174.9 billion cigarettes from the previous fiscal year (see note). Sales volume declined despite the positive effect of the increased sales volume of JTI products such as Camel, Winston, and Salem sold in Japan since May 2005. The decline was mainly due to the continued decline in the total demand for cigarettes caused by the following factors: aging Japanese population, growing consciousness of smoking and health, tightened smoking regulations, revision of retail prices based on a hike in tobacco excise tax imposed in July 2006, and termination of the domestic manufacturing license for Marlboro products at the end of April 2005. Our market share declined by 1.6 percentage points to 64.8% in comparison with the previous fiscal year. Net sales (excluding excise tax) per 1,000 cigarettes increased by ¥126, or 3.3%, to ¥3,990 from the previous fiscal year, mainly due to a hike in unit sales prices caused by the revision of retail prices.

The sales volume of our tobacco products in Japan, excluding Marlboro products and including Camel, Winston, and Salem (on a like-for-like basis for comparability), decreased by 11.9 billion cigarettes, or 6.4%, from the previous fiscal year, while our market share declined by 0.7 percent compared to the previous fiscal year, with the net sales per 1,000 cigarettes increasing by ¥141, or 3.7%.

Note: In addition, domestic sales volume includes 3.4 billion cigarettes sold in domestic duty-free markets and in China, Hong Kong and Macau markets by our China Division.

• International tobacco business

Net sales of the international tobacco business were ¥999.7 billion, an increase of ¥118.5 billion or 13.4% from the previous fiscal year. The sales volume of our international tobacco business increased by 19.8 billion cigarettes, or 9.0%, to 240.1 billion cigarettes. Sales volume of GFB increased by 15.3 billion cigarettes, or 11.4%, to 149.1 billion cigarettes. Such increase was attributable to favorable sales of Camel in Italy and France, of Winston in Russia, Spain, Iran, Turkey and Ukraine, and of Mild Seven in Russia. The sales volume and GFB sales volume of our international tobacco business excluding the Japanese market (on a like-for-like basis for comparability) increased by 22.7 billion cigarettes, or 10.4%, and 17.9 billion cigarettes, or 13.6%, respectively, from the previous fiscal year. Sales denominated in foreign currencies are initially translated into U.S. dollars, and then translated into Japanese yen using the 12-month average exchange rate. Net sales in U.S. dollars increased due to a sales volume increase mainly led by the GFB, offsetting negative impacts of a change in the method of revenue recognition and price competition in the Spanish market. Net sales in Japanese yen increased due to the depreciation of the Japanese yen against the U.S. dollar. The average exchange rates between the Japanese yen and U.S. dollar used for the translation were ¥110.26 to $1.00 for the year ended March 31, 2006 and ¥116.38 to $1.00 for the year ended March 31, 2007.

• Pharmaceutical business

Net sales in the pharmaceutical business decreased by ¥3.8 billion, or 7.7%, to ¥45.5 billion for the year ended March 31, 2007 from the previous fiscal year. We recorded one-time income from the licensing of a new chemical compound that is still at the pre-clinical trial stage to GlaxoSmithKline, and an antibody drug candidate at the pre-clinical trial stage to MedImmune. Nevertheless, net sales decreased primarily due to a decrease in royalty revenue from the anti-HIV viral drug Viracept amid intensifying competition and also to the net sales decline in our subsidiary Torii Pharmaceutical Co., Ltd. (hereinafter "Torii"). Net sales also fell due to the one-time income recorded in the previous fiscal year from the licensing of JTK-303 (anti-HIV) to US-based Gilead Sciences.

• Foods business

Net sales in the foods business increased by ¥8.2 billion, or 2.9%, to ¥286.6 billion from the previous fiscal year. Net sales in the beverage business increased by ¥5.5 billion, or 2.9%, to ¥190.8 billion, mainly due to steady expansion of the beverage vending machine sales channel and increased sales of the Roots brand of canned coffees. Net sales in the processed foods business increased by ¥2.7 billion, or 2.9 %, to ¥95.8 billion as a result of business expansion in the frozen processed foods and chilled processed foods business.

• Others

Net sales in other businesses decreased by ¥2.1 billion, or 8.9%, to ¥21.4 billion, primarily due to a decrease in the number of consolidated subsidiaries as a result of the transfer of their shares to other parties.

Cost of sales

For the year ended March 31, 2007, cost of sales increased by ¥110.7 billion, or 3.0%, to ¥3,844.8 billion from the previous fiscal year, principally as a result of the hike in the tobacco excise tax imposed in July 2006, the sales volume increase in our international tobacco business, and the business expansion in the foods business. This increase was partially offset by a decrease in the sales volume of our domestic tobacco business, an improvement of devaluation gains and losses on the leaf tobacco due to an increase in the use of domestic-grown tobacco, and a positive impact of the reduction in manpower resulting from a voluntarily early retirement program introduced in the previous fiscal year.

Selling, general and administrative expenses

For the year ended March 31, 2007, selling, general and administrative expenses decreased by ¥4.0 billion, or 0.7%, to ¥592.6 billion from the previous fiscal year. This decrease was primarily due to the following factors: a reduction in manpower resulting from the voluntarily early retirement program introduced in the previous fiscal year, a decrease in sales promotion costs due to a change in the method of revenue recognition in the international tobacco business, and a decrease in royalty payments as a result of the termination of the domestic manufacturing license for Marlboro products at the end of April 2005. However, the decrease was partially offset by a rise in research and development (R&D) costs for the pharmaceutical business and an increase in amortization expenses due to a change in the amortization periods applied to a part of the trademarks held by our international tobacco business.

Operating income

As a result of the above factors, operating income increased by ¥25.0 billion, or 8.2%, to ¥332.0 billion for the year ended on March 31, 2007. Operating income by business segment was as follows:

• Domestic tobacco business

Operating income in the domestic tobacco business for the year ended March 31, 2007 increased by ¥25.3 billion, or 11.5%, to ¥245.4 billion from the previous fiscal year. The increase is mainly attributed to the following factors: a rise in unit sales prices due to the revision of retail prices based on a hike in the tobacco tax imposed in July 2006, a reduction in manpower resulting from the voluntarily early retirement program introduced in the previous fiscal year, and an improvement of devaluation gains and losses on leaf tobacco due to an increase in use of domestic-grown tobacco. The increase, however, was partially offset by the decrease in sales volume.

• International tobacco business

Operating income in the international tobacco business for the year ended March 31, 2007 increased by ¥10.1 billion, or 14.2%, to ¥81.1 billion from the previous fiscal year. This was primarily due to favorable sales of the GFB, of which we are targeting intensively for profit growth. However, the increase was partially offset by the impact of the transfer of JTI's Japan business to the domestic tobacco business in May 2005, the price competition in the Spanish market, an investment to boost our production capacity, and an increase in amortization expenses due to a change in the amortization periods applied to a part of the trademarks we hold. Also, the decline in the exchange rate of the Japanese yen against the U.S. dollar contributed to the increase in profit.

• Pharmaceutical business

Operating income in the pharmaceutical business decreased by ¥6.1 billion from the previous year, resulting in an operating loss of ¥11.2 for the year ended March 31, 2007. This was primarily due to a decrease in net sales and an increase in R&D expenses due to the progress of our R&D activities.

• Foods business

For the year ended March 31, 2007, operating income increased by ¥0.4 billion, or 6.0%, to ¥6.7 billion from the previous fiscal year. This was primarily due to an improvement in margins resulting from business expansion. The increase, however, was partially offset by rising fixed costs such as salaries.

• Others

For the year ended March 31, 2007, operating income increased by ¥0.7 billion, or 7.6%, to ¥9.3 billion from the previous fiscal year. The increase was primarily due to a rise in real estate rental revenues. The increase, however, was partially offset by a decline in the number of consolidated subsidiaries as a result of the transfer of their shares to other parties.

Other income (expenses), net

Other expenses, net, decreased by ¥11.2 billion for the year ended March 31, 2007, resulting in net income of ¥5.2 billion. This was attributable to factors including an increase in net gains on the sales and disposal of fixed assets, a decrease in impairment losses, and a decrease in business restructuring costs, offsetting the impacts of currency hedging expenses and bridge loan related costs incurred for the purchase of Gallaher and costs incurred in the introduction of vending machines with adult identification functions.

Income before income taxes and minority interests

As a result of the above factors, income before income taxes and minority interests for the year ended March 31, 2007 increased by ¥36.2 billion, or 12.0%, to ¥337.2 billion from the previous fiscal year.

Income taxes

Income taxes for the year ended March 31, 2007 increased by ¥26.5 billion, or 27.9%, to ¥121.4 billion from the previous fiscal year. For the year ended March 31, 2007, the actual effective tax rate increased by 4.5 percentage points to 36.0%. This was primarily due to a rise in the effective tax rate applied in Japan due to the termination of tax deductions for IT investments and reduction of tax credit for R&D expenses. Also, the increase is partially due to the previous year, which saw a temporary decrease in income taxes due to tax effect accounting applied to some foreign consolidated subsidiaries.

Income before minority interests

Income before minority interests for the year ended March 31, 2007 increased by ¥9.7 billion, or 4.7%, to ¥215.8 billion from the previous fiscal year. Minority interests for the year ended March 31, 2007 increased by ¥0.5 billion, or 10.2%, to ¥5.0 billion from the previous fiscal year.

Net income

As a result of the above factors, net income for the year ended March 31, 2007 increased by ¥9.2 billion, or 4.6%, to ¥210.8 billion from the previous fiscal year.

Year Ended March 31, 2006 Compared to Year Ended March 31, 2005

Net sales

Net sales for the year ended March 31, 2006 decreased by ¥26.9 billion, or 0.6%, to ¥4,637.7 billion. Net sales amounts described below represent amounts after the elimination of intersegment transactions.

• Domestic tobacco business

Net sales for the domestic tobacco business are comprised of domestic sales (including duty-free sales) of tobacco products manufactured by the group in or outside Japan and of products manufactured by foreign tobacco manufacturers and distributed by our subsidiaries as wholesalers, and sales in the China, Hong Kong and Macau markets, which are generated by JT's China Division. The group's net sales for the domestic tobacco business were ¥3,405.3 billion, a decrease of ¥86.2 billion, or 2.5%, in net sales from the previous fiscal year. The sales volume of JT's tobacco products in Japan decreased by 23.7 billion cigarettes, or 11.2%, to 189.4 billion cigarettes from the previous fiscal year. Sales volume declined despite of the positive effect of the increased sales volume of JTI products such as Camel, Winston, and Salem sold in Japan since May 2005. The decline was mainly due to the continued decrease in the total demand for cigarettes caused by the aging Japanese population, growing consciousness of smoking and health and tightened smoking regulations. The decline in sales volume was also accelerated by the termination of the license agreement for Marlboro products in Japan at the end of April 2005. The sales volume of tobacco products in Japan excluding Marlboro products and including Camel, Winston, and Salem (on a like-for-like basis for comparability) decreased by 7.6 billion cigarettes or 3.9% from the previous fiscal year.

• International tobacco business

Net sales in the international tobacco business were ¥881.2 billion, an increase of ¥88.5 billion, or 11.2% from the previous fiscal year. The sales volume of our international tobacco business increased by 7.9 billion cigarettes, or 3.7%, to 220.3 billion cigarettes. Sales of GFB increased by 2.4 billion cigarettes, or 1.8%, to 133.8 billion cigarettes. The sales volume and GFB sales volume of our international tobacco business excluding the Japan market (on a like-for-like basis for comparability) increased by 13.0 billion cigarettes, or 6.3%, and 6.9 billion cigarettes, or 5.6%, from the previous fiscal year, respectively. Net sales in U.S. dollars increased due to a sales volume increase, positive impacts of market and product mix, and the imposition of higher tobacco excise taxes in some markets. Sales denominated in foreign currencies are initially translated into U.S. dollars, and then translated into Japanese yen using the 12-month average exchange rate. Net sales in U.S. dollars increased due to the weakness of the U.S. dollar, and the weakness of the Japanese yen against the U.S. dollar also contributed to the net sales increase. The average exchange rates between the Japanese yen and U.S. dollar used for the calculation was ¥108.23 to $1.00 for the year ended March 31, 2005 and ¥110.26 to $1.00 for the year ended March 31, 2006.

• Pharmaceutical business

Net sales in the pharmaceutical business decreased by ¥8.4 billion, or 14.6%, to ¥49.3 billion for the year ended March 31, 2006 from the previous fiscal year. Despite the one-time income from the licensing of anti-HIV agent JTK-303 to US-based Gilead Sciences, net sales decreased principally due to a decrease in royalty revenue from the anti-HIV viral drug Viracept, a decrease in net sales of Torii, and the lack of one-time income from the licensing of JTT-705 (dyslipidemia), as was recorded in the previous fiscal year.

• Foods business

Net sales in the foods business increased by ¥13.0 billion, or 4.9%, to ¥278.4 billion from the previous fiscal year. Net sales in the processed foods business increased by ¥5.2 billion, or 5.9%, to ¥93.0 billion as a result of business expansion in the frozen processed foods and chilled processed foods businesses. Net sales in the beverage business increased by ¥7.8 billion, or 4.4%, to ¥185.4 billion, mainly due to the continued expansion of the beverage vending machine sales channel.

• Others

Net sales in other businesses decreased by ¥33.7 billion, or 58.9%, to ¥23.6 billion, primarily due to a decrease in the number of consolidated subsidiaries as a result of the transfer of their shares to other parties.

Cost of sales

For the year ended March 31, 2006, cost of sales increased by ¥20.3 billion, or 0.5%, to ¥3,734.1 billion from the previous fiscal year, principally as a result of the increase in sales volume of our international tobacco business, the purchase of Marlboro products by our subsidiary due to the end of JT's manufacturing license for these products at the end of April 2005, and the business volume expansion in the foods business. This increase was largely offset by a decrease in sales volume of our domestic tobacco business and the positive impact of business restructuring measures implemented in the previous fiscal year.

Selling, general and administrative expenses

For the year ended March 31, 2006, selling, general and administrative expenses decreased by ¥80.8 billion, or 11.9%, to ¥596.6 billion from the previous fiscal year. The decrease was primarily due to a decrease in personnel expenses resulting mainly from business restructuring measures implemented in the previous fiscal year and a decrease in royalty payments for Marlboro products as a result of the license agreement terminated at the end of April 2005.

Operating income

As a result of the foregoing factors, operating income increased by ¥33.6 billion, or 12.3%, to ¥306.9 billion. Operating income by business segment was as follows:

• Domestic tobacco business

Operating income in the domestic tobacco business for the year ended March 31, 2006 increased by ¥4.3 billion, or 2.0%, to ¥220.1 billion from the previous fiscal year, in spite of the termination of the license agreement for Marlboro products in Japan at the end of April 2005. The increase reflected a decrease in personnel expenses resulting mainly from business restructuring measures implemented in the previous fiscal year and an increase in the average unit price of cigarettes including the effects of Camel, Winston, and Salem sold by JT in Japan since May 2005.

• International tobacco business

Operating income in the international tobacco business for the year ended March 31, 2006 increased by ¥26.6 billion, or 59.8%, to ¥71.0 billion from the previous fiscal year. This was primarily due to an increase in sales volume associated with a unit price increase. The weakness of the U.S. dollar and the weakness of the Japanese yen against the U.S. dollar also contributed to this increase.

• Pharmaceutical business

For the year ended March 31, 2006, in spite of the decrease in research and development expenses and the one-time income from the licensing of anti-HIV agent JTK-303, we recorded an operating loss of ¥5.1 billion, a decrease of ¥6.9 billion from the previous fiscal year. This was primarily due to a decrease in the royalty revenue from Viracept, a decrease in sales of Torii, and the one-time income from the licensing of JTT-705 (dyslipidemia) in the previous fiscal year.

• Foods business

For the year ended March 31, 2006, operating income increased by ¥4.4 billion, or 224.7%, to ¥6.3 billion from the previous fiscal year. This was primarily due to an improvement of margins resulting from business expansion and a reduction of fixed costs resulting from efficient operation.

• Others

For the year ended March 31, 2006, operating income decreased by ¥1.8 billion, or 16.8%, to ¥8.7 billion from the previous fiscal year. This was primarily due to a decline in the number of consolidated subsidiaries as a result of the transfer of their shares to other parties.

Other expenses, net

Other expenses, net, were ¥6.0 billion, a decrease of ¥166.1 billion for the year ended March 31, 2006 from the previous fiscal year. This was primarily due to the decrease in business restructuring costs including additional retirement benefits in relation to a voluntary retirement program.

Income before income taxes and minority interests

As a result of the above factors, income before income taxes and minority interests for the year ended March 31, 2006 increased by ¥199.7 billion, or 197.0%, to ¥301.0 billion from the previous fiscal year.

Income taxes

Income taxes for the year ended March 31, 2006 increased by ¥63.3 billion, or 200.6%, to ¥94.9 billion from the previous fiscal year. For the year ended March 31, 2006, the actual effective tax rate increased by 0.4 percentage points to 31.5%. This was primarily due to a rise in higher taxed income in the composition of JT's income before income taxes.

Income before minority interests

Income before minority interests for the year ended March 31, 2006 increased by ¥136.3 billion, or 195.4%, to ¥206.1 billion from the previous fiscal year. Minority interest for the year ended March 31, 2006 decreased by ¥2.6 billion, or 36.6%, to ¥4.6 billion from the previous fiscal year.

Net income

As a result of the above factors, net income for the year ended March 31, 2006 increased by ¥139.0 billion, or 222.0%, to ¥201.5 billion from the previous fiscal year.

Liquidity and Capital Resources

In our financial management, we strive to maintain a stable financial base from which capital expenditures, acquiring outside resources, and research and development activities can be conducted in a cost-efficient and effective manner to grow our businesses without being affected by short-term fluctuations of revenues. We raise the required funds principally from cash flows provided by operations, borrowings from financial institutions and issuances of long-term bonds.

Cash Flows

• Overview

As of March 31, 2006 and March 31, 2007, cash and cash equivalents totaled ¥920.1 billion and ¥1,179.5 billion, respectively.

For years ended March 31	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Net cash provided by operating activities	¥ 250,840	¥ 150,343	¥ 435,958	$ 3,693
Net cash provided by (used in) investing activities	176,914	(26,358)	(149,692)	(1,268)
Net cash used in financing activities	(202,196)	(48,135)	(32,635)	(277)
Effect of exchange rate changes and other	1,868	15,205	5,749	49
Net increase in cash and cash equivalents	227,426	91,055	259,380	2,197
Cash and cash equivalents at beginning of the period	601,661	829,087	920,142	7,795
Cash and cash equivalents at end of the period	¥ 829,087	¥ 920,142	¥ 1,179,522	$ 9,992

Year Ended March 31, 2007 Compared to Year Ended March 31, 2006

Net cash provided by operating activities was ¥436.0 billion for the year ended March 31, 2007, in comparison with ¥150.3 billion for the year ended March 31, 2006. The increase was mainly due to the stable ability to generate cash flows in the tobacco business, an increase in Tobacco excise taxes payable as the closing date was not a business day, and a decrease in retirement payments regarding a voluntary retirement program.

Net cash used in investment activities was ¥149.7 billion for the year ended March 31, 2007, in comparison with ¥26.4 billion used for the year ended March 31, 2006. Despite an increase in proceeds from the sales and redemptions of securities, an increase in outlays for Gallaher's securities purchased caused an increase in cash used.

Net cash used in financing activities was ¥32.6 billion for the year ended March 31, 2007, compared to ¥48.1 billion for the year ended March 31, 2006. A decrease in net cash used was primarily due to proceeds from increases in short-term debt of our subsidiaries, despite an increase in dividends paid.

Year Ended March 31, 2006 Compared to Year Ended March 31, 2005

Net cash provided by operating activities was ¥150.3 billion for the year ended March 31, 2006, in comparison with ¥250.8 billion for the year ended March 31, 2005. Although our tobacco business operations generate stable cash flows, there was a payment of additional retirement benefits in relation to a voluntary retirement program implemented in the previous fiscal year.

Net cash used in investing activities was ¥26.4 billion for the year ended March 31, 2006, while net cash of ¥176.9 billion was provided by investing activities for the year ended March 31, 2005. This was primarily due to the purchase of short-term financial assets maturing over three months in the year ended March 31, 2006, as opposed to the redemption of short-term financial assets maturing over three months in the previous fiscal year.

Net cash used in financing activities was ¥48.1 billion for the year ended March 31, 2006, in comparison with ¥202.2 billion for the year ended March 31, 2005. The decrease in net cash used was primarily due to the lack of outlays related to the redemption of long-term bonds in the previous fiscal year.

Liquidity and Capital Requirements

Our principal capital and liquidity needs are for capital expenditures, working capital, acquiring outside resources, repayments of borrowings, and payments of interest, dividends and income taxes.

• Capital expenditures

Capital expenditures include machinery and equipment for factories, trademarks and other tangible and intangible assets required for enhancing productivity of our factories and other facilities, strengthening our competitiveness, and promoting businesses in various fields.

For years ended March 31	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Capital expenditures	¥ 85,109	¥ 98,927	¥102,147	$ 865

For the year ended March 31, 2007, we invested a total of ¥102.1 billion in capital expenditures. In the domestic tobacco businesses, we had capital expenditures of ¥55.2 billion, principally to streamline product manufacturing processes, strengthen supply and demand response functions to cope with the diversification of products, enhance new product development, and install new vending machines. In the international tobacco business, we invested ¥32.0 billion mainly to increase production capacity. In the pharmaceutical business, we invested ¥3.0 billion to improve production and R&D facilities. In the foods business, we invested ¥4.9 billion primarily to strengthen production facilities. In other businesses, we invested ¥8.1 billion, principally to improve sales facilities.

For the year ended March 31, 2006, we invested ¥98.9 billion in capital expenditures. In the domestic and international tobacco businesses, we invested in capital expenditures of ¥75.0 billion and ¥25.0 billion, respectively, principally to streamline product manufacturing processes, strengthen supply and demand response functions to cope with the diversification of products, and to enhance new product development. In the pharmaceutical business, we invested ¥2.1 billion which included the improvement of production and R&D facilities. In the foods business, we invested ¥4.6 billion primarily to strengthen production facilities. In other businesses, we invested ¥19.3 billion principally for real estate development. The amount of capital expenditures invested in the domestic tobacco business includes goodwill in relation to the integration of the Japanese market business acquired from foreign tobacco business subsidiaries. This amount was eliminated together with other internal transactions in consolidation.

For the year ended March 31, 2005, we invested ¥85.1 billion in capital expenditures primarily to increase production capabilities. In the tobacco business, we invested ¥65.3 billion principally to boost the efficiency and flexibility of manufacturing operations and to enhance new product development. In the pharmaceutical business, we invested ¥3.1 billion for purposes such as the improvement of R&D facilities. In the foods business, we invested ¥7.4 billion primarily to strengthen manufacturing facilities. In other businesses, we invested ¥10.6 billion principally for sales facilities and office equipment.

For the year ending March 31, 2008, we plan to spend approximately ¥126.0 billion on capital expenditures. We plan to spend approximately ¥64.0 billion in the domestic tobacco business to improve productivity and reduce cost, and approximately ¥35.0 billion in the international tobacco business to increase production capacity. We plan to spend approximately ¥3.0 billion for improving pharmaceutical R&D facilities and functions, approximately ¥6.5 billion on foods production facilities, and approximately ¥ 17.0 billion for real estate development in other businesses.

Our actual capital expenditures might differ significantly from the above descriptions as a result of a number of factors including, but not limited to, those discussed in the "Major Risks of Businesses".

• Working capital

Our principal working capital requirements are for purchasing raw materials, including leaf tobacco and other inventory items, the payment of salaries and wages, selling expenses, advertising and promotion expenses, taxes, and research and development expenses.

• Acquiring outside resources

From time to time, we invest in or acquire companies that, we believe, have the potential to help us diversify our sources of cash flows and improve our profitability.

• Dividends

We also require sufficient liquidity to make our scheduled dividend payments. Our basic dividend policy is that we aim to provide a competitive level of returns to shareholders in consideration of the accomplishments of our mid to long-term growth strategies and the outlook of our consolidated financial results. We strive to increase the dividend level on a continuous basis with a targeted consolidated dividend payout ratio of 20%.

• Stock repurchases

Any repurchase of our own shares also requires cash outlays. In order to exercise flexible stock repurchases, we amended the articles of incorporation at the general shareholders' meeting held on June 24, 2004 to enable share repurchases based on the resolution of the Board of Directors. As of March 31, 2007, we hold 419,920 shares of common stock as treasury stock. We may hold the repurchased shares as treasury stock, cancel them, or utilize them for any other purpose. Stock repurchases provide our management with an additional option to increase flexibility and speed in capital management to meet the needs of a rapidly changing business environment. We will consider the timing, scale and manner of any further repurchases based upon the business needs and market trends.

• Stock splits

To create an environment where investors can invest more easily in our shares and to broaden investor base by lowering the price per share, we completed a five-for-one stock split on April 1, 2006.

Capital Resources and Use

We have historically had, and expect to continue to have, significant cash flows from operating activities. Cash provided by operating activities was ¥150.3 billion for the year ended March 31, 2006 and ¥436.0 billion for the year ended March 31, 2007. We expect that cash generated by operating activities will continue to cover capital expenditures and repayment of debt. For significant capital requirements related to acquiring outside resources, we may utilize debt financing, primarily borrowings from financial institutions and the issuance of bonds as needed. (See Long and Short-term Debt below.)

Equity financing, including warrants and bonds with warrants, requires the approval of the Minister of Finance under the Japan Tobacco Inc. Law. Revisions to the Japan Tobacco Inc. Law that took effect on April 19, 2002 provided us with the flexibility to issue new equity shares so long as we have the approval of the Minister of Finance and the Japanese government continues to hold more than one-third of the number of issued shares outstanding. We may choose to raise capital through stock issuance in the future, which would have a dilutive impact on the value of existing owners' equity.

Long and Short-term Debt

• Long-term debt

Our long-term liabilities consist mainly of long-term debt and liabilities for retirement benefits. As of March 31, 2007, long-term debt was ¥165.6 billion, of which ¥150.0 billion was in the form of bonds. The remaining long-term debt (including the current portion) consisted of loans from banks and life insurance companies. Annual interest rates applicable to yen denominated long-term bank loans outstanding at March 31, 2006 and 2007 ranged from 1.50% to 5.10%, and 1.50% to 5.20%, respectively. Annual interest rates for long-term loans denominated in other currencies ranged from 7.05% to 7.91% for those outstanding at March 31, 2006 and 6.30% to 8.37% for those outstanding at March 31, 2007.

Maturities of long-term debt (including the current portion) at March 31, 2007 were as follows:

For years ended March 31	Millions of yen	Millions of U.S. dollars
2008	¥ 10,550	$ 90
2009	1,398	12
2010	150,676	1,276
2011	672	6
2012	754	6
2013 and thereafter	1,513	13
Total	¥ 165,563	$ 1,403

As of March 31, 2007, our long-term debt was rated Aa3 by Moody's Investors Service, Inc. and A+ by Standard & Poor's Ratings Services. These ratings are among the highest ratings for international tobacco companies. By maintaining high credit ratings, we can finance large sums of capital at relatively low cost from third parties as needed. The ability to maintain high ratings is influenced by numerous factors such as developments in the principal markets in which we manage our business, the success of our business strategies, and general economic trends in Japan which are beyond our control. However, the ratings are not recommendations to purchase, sell or hold securities. The ratings might be withdrawn or modified at any time. Each rating should be evaluated separately from other ratings.

Under the Japan Tobacco Inc. Law, bonds issued by Japan Tobacco Inc. are secured by statutory preferential rights over the property of Japan Tobacco Inc. These rights give bondholders preference to unsecured creditors in seeking repayment, with the exception of national and local taxes and other statutory obligations.

In September 2002, in order to diversify our capital resources and enhance our debt financing capabilities, we established a medium-term note program in the Eurobond market allowing us to issue up to $5 billion. We may issue notes under this program, as needed, with board approval.

• **Short-term debt**

We use banks and other financial institutions for short-term loans. Short-term loans were ¥33.3 billion at March 31, 2006 and ¥53.7 billion at March 31, 2007, including foreign currency denominated loans of ¥33.0 billion and ¥53.5 billion, respectively. Annual interest rates applicable to yen denominated short-term bank loans outstanding at March 31, 2006 ranged from 0.47% to 1.50%, and from 1.625% to 1.875% at March 31, 2007. Annual interest rates ranged from 3.95% to 7.35% for short-term loans denominated in other currencies outstanding at March 31, 2006 and from 4.40% to 16.00% at March 31, 2007.

In Japanese commercial practice, short-term and long-term bank loans are made under general agreements which provide that, under certain circumstances, security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations due to the bank. We have never been requested to provide such collateral.

Derivative Transactions

We are exposed to market risks principally from changes in interest rates, foreign exchange rates and equity and debt security prices. Our interest rate risk exposures primarily relate to financing activities. Our foreign currency exposures relate to buying, selling and financing in currencies other than the local currencies of our operation. In order to reduce foreign exchange rate risk and interest rate risk, we use derivative financial instruments including interest rate swaps, foreign currency forward contracts, currency swaps and option contracts. We do not hedge against price fluctuations of debt and equity securities.

We have risk management policies and procedures designed to mitigate the risks arising from exposures from the use of derivative financial instruments. We utilize derivatives solely for risk management purposes, and no derivatives are held or issued for trading purposes. As part of our risk management procedures, we identify the specific risks and transactions to be hedged and the appropriate hedging instruments to be used to reduce the risk, and then assess the correlation between the hedged risks and the hedging instruments. The effectiveness of our hedging activities is assessed in accordance with our risk management policies and practice manual for hedging transactions.

Also, we are exposed to credit-related risk in the event of nonperformance by counterparties to derivative financial instruments. However, we strive to mitigate this risk by limiting counterparties to international financial institutions with high credit ratings, with which we believe there is no significant risk of default.

We use interest rate swaps for the purpose of managing interest rate risk in relation to financing activities. Interest rate swap agreements that qualify for hedge accounting under Japanese GAAP and meet specific matching criteria are not measured at market value, but the differential to be paid or received under the swap agreement is accrued and included in interest expenses.

We use foreign currency forward contracts, currency swaps and currency option contracts for the purpose of managing the risk of fluctuations in foreign exchange rates on our borrowings, bonds and forecasted transactions in foreign currencies. Hedging contracts outstanding as of March 31, 2006 and March 31, 2007 held by JT and domestic subsidiaries qualify for hedge accounting. Therefore, gains or losses arising from changes in value of these contracts are deferred and recognized in the period in which corresponding losses or gains from transactions being hedged by such contracts are recognized. On the other hand, hedging contracts associated with our international tobacco operations do no qualify for hedge accounting and therefore we recognize changes in value of foreign currency derivative instruments against earnings in the period in which they occur. This could result in gains or losses from fluctuations in exchange rates related to a derivative contract being recognized in a period which may be different from the gains or losses recognized from the underlying forecasted transactions.

For information about the contract and notional amount of interest rate swaps, foreign currency forward contracts and currency option contracts outstanding as of March 31, 2006 and 2007 that did not qualify for hedge accounting, see Note 17 to the audited consolidated financial statements included in this annual report.

Consolidated Balance Sheets

Japan Tobacco Inc. and Consolidated Subsidiaries
Years ended March 31, 2006 and 2007

Assets	Millions of yen 2006	Millions of yen 2007	Millions of U.S. dollars (Note 2) 2007
Current assets:			
Cash and cash equivalents (Note 4)	¥ 920,142	¥ 1,179,522	$ 9,992
Short-term investments (Note 5)	59,516	6,167	52
Trade notes and accounts receivable	134,183	149,385	1,266
Inventories (Note 6)	406,832	417,276	3,535
Other current assets (Note 8)	89,257	89,997	762
Allowance for doubtful accounts	(1,776)	(1,539)	(13)
Total current assets	1,608,154	1,840,808	15,594
Property, plant and equipment (Note 7):			
Land	138,672	131,818	1,117
Buildings and structures	603,224	598,558	5,070
Machinery, equipment and vehicles	528,186	567,495	4,807
Tools	212,034	203,214	1,722
Construction in progress	21,715	28,212	239
Total	1,503,831	1,529,297	12,955
Accumulated depreciation	(907,287)	(928,861)	(7,869)
Net property, plant and equipment	596,544	600,436	5,086
Investments and other assets:			
Investment securities (Note 5)	105,363	260,211	2,204
Investments in and advances to unconsolidated subsidiaries and associated companies	2,664	2,405	20
Trademarks	190,587	154,981	1,313
Goodwill	355,184	360,682	3,055
Deferred tax assets (Note 8)	102,902	75,457	639
Other assets	77,805	71,282	604
Allowance for doubtful accounts	(1,293)	(1,231)	(10)
Allowance for loss on investments	(531)	(368)	(3)
Total investments and other assets	832,681	923,419	7,822
Total	¥ 3,037,379	¥ 3,364,663	$ 28,502

See notes to consolidated financial statements.

Liabilities and Equity	Millions of yen 2006	Millions of yen 2007	Millions of U.S. dollars (Note 2) 2007
Current liabilities:			
Short-term bank loans (Note 7)	¥ 33,292	¥ 53,706	$ 455
Current portion of long-term debt (Note 7)	18,204	10,550	90
Tobacco excise taxes payable (Note 9)	176,160	337,940	2,863
Trade notes and accounts payable	137,455	129,765	1,099
Other payable (Note 10)	119,675	93,568	793
Income taxes payable (Note 8)	31,992	60,108	509
Accrued bonuses	27,610	29,312	248
Consumption taxes payable	28,189	35,756	303
Other current liabilities (Notes 8 and 10)	53,779	62,491	529
Total current liabilities	626,356	813,196	6,889
Non-current liabilities:			
Long-term debt (Note 7)	165,112	155,013	1,313
Liabilities for retirement benefits (Note 10)	293,425	282,377	2,392
Deferred tax liabilities (Note 8)	46,178	43,436	368
Non-current other payable (Note 10)	54,876	11,755	100
Other non-current liabilities	31,359	34,270	290
Total non-current liabilities	590,950	526,851	4,463
Minority interests	57,561	—	—
Commitments and contingent liabilities (Note 14)			
Equity (Note 11):			
Common stock – authorized, 8,000,000 shares in 2006 and 40,000,000 shares in 2007; issued, 2,000,000 shares in 2006 and 10,000,000 shares in 2007	100,000	100,000	847
Capital surplus	736,400	736,400	6,238
Retained earnings	972,512	1,158,337	9,812
Unrealized gain on available-for-sale securities	35,532	33,330	282
Deferred gain on derivatives under hedge accounting	—	14,580	124
Pension liability adjustment of foreign consolidated subsidiaries	—	(15,560)	(132)
Foreign currency translation adjustments	(7,354)	7,745	66
Treasury stock, at cost — 419,920 shares in 2007 and 83,984 shares in 2006	(74,578)	(74,578)	(632)
Total	1,762,512	1,960,254	16,605
Minority interests	—	64,362	545
Total Equity	1,762,512	2,024,616	17,150
Total	¥ 3,037,379	¥ 3,364,663	$ 28,502

Consolidated Statements of Income

Japan Tobacco Inc. and Consolidated Subsidiaries
Years ended March 31, 2005, 2006 and 2007

	Millions of yen			Millions of U.S. dollars (Note 2)
	2005	2006	2007	2007
Net sales	¥ 4,664,514	¥ 4,637,657	¥ 4,769,387	$ 40,401
Cost of sales (Note 9)	3,713,725	3,734,074	3,844,768	32,569
Gross profit	950,789	903,583	924,619	7,832
Selling, general and administrative expenses (Note 12)	677,418	596,637	592,628	5,020
Operating income	273,371	306,946	331,991	2,812
Other income (expenses):				
Interest and dividend income	3,316	5,910	12,103	103
Gain on disposition of property, plant and equipment–net (Note 15)	57,458	22,881	33,952	287
Loss on impairment of long-lived assets (Note 15)	(182)	(11,439)	(2,712)	(23)
Interest expense (Note 7)	(5,147)	(5,776)	(6,940)	(59)
Business restructuring costs (Notes 10 and 15)	(224,848)	(8,009)	—	—
Other–net (Note 15)	(2,635)	(9,520)	(31,198)	(264)
Other income (expenses)—net	(172,038)	(5,953)	5,205	44
Income Before Income Taxes and Minority Interests	101,333	300,993	337,196	2,856
Income taxes (Note 8):				
Current	70,071	49,686	84,481	715
Deferred	(38,506)	45,210	36,924	313
Total income taxes	31,565	94,896	121,405	1,028
Income Before Minority Interests	69,768	206,097	215,791	1,828
Minority interests	7,184	4,555	5,019	43
Net income	¥ 62,584	¥ 201,542	¥ 210,772	$ 1,785

	Yen			U.S. dollars
	2005	2006	2007	2007
Amounts per share:				
Net income (Notes 3 (o) and 18)	¥ 32,090	¥ 105,085	¥ 22,001	$ 186
Cash dividends applicable to the year (Note 3 (o))	13,000	16,000	4,000	34

See notes to consolidated financial statements.

Consolidated Statements of Changes in Equity

Japan Tobacco Inc. and Consolidated Subsidiaries
Years ended March 31, 2005, 2006 and 2007

	Thousands	Millions of yen										
	Number of shares of common stock	Common stock	Capital surplus	Retained earnings	Unrealized gain on available-for-sale securities	Deferred gain on derivatives under hedge accounting	Pension liability adjustment of foreign consolidated subsidiaries	Foreign currency translation adjustments	Treasury stock	Total	Minority interests	Total equity
Balance, March 31, 2004	2,000	¥100,000	¥736,400	¥ 763,770	¥14,186	¥ —	¥ —	¥(71,840)	¥(34,579)	¥1,507,937	¥ —	¥1,507,937
Net income	—	—	—	62,584	—	—	—	—	—	62,584	—	62,584
Adjustments to retained earnings for change in scope of consolidation	—	—	—	(637)	—	—	—	—	—	(637)	—	(637)
Minimum pension liability adjustment of foreign consolidated subsidiaries	—	—	—	(9)	—	—	—	—	—	(9)	—	(9)
Appropriations:												
Cash dividends paid (¥10,000 per share)	—	—	—	(19,542)	—	—	—	—	—	(19,542)	—	(19,542)
Bonuses to directors and corporate auditors	—	—	—	(239)	—	—	—	—	—	(239)	—	(239)
Repurchase of common stock (38,184 shares)	—	—	—	—	—	—	—	—	(39,999)	(39,999)	—	(39,999)
Net increase in unrealized gain on available-for-sale securities	—	—	—	—	2,702	—	—	—	—	2,702	—	2,702
Net change in foreign currency translation adjustments	—	—	—	—	—	—	—	(14,593)	—	(14,593)	—	(14,593)
Balance, March 31, 2005	2,000	100,000	736,400	805,927	16,888	—	—	(86,433)	(74,578)	1,498,204	—	1,498,204
Net income	—	—	—	201,542	—	—	—	—	—	201,542	—	201,542
Minimum pension liability adjustment of foreign consolidated subsidiaries	—	—	—	(5,981)	—	—	—	—	—	(5,981)	—	(5,981)
Appropriations:												
Cash dividends paid (¥15,000 per share)	—	—	—	(28,740)	—	—	—	—	—	(28,740)	—	(28,740)
Bonuses to directors and corporate auditors	—	—	—	(236)	—	—	—	—	—	(236)	—	(236)
Net increase in unrealized gain on available-for-sale securities	—	—	—	—	18,644	—	—	—	—	18,644	—	18,644
Net change in foreign currency translation adjustments	—	—	—	—	—	—	—	79,079	—	79,079	—	79,079
Balance, March 31, 2006	2,000	¥100,000	¥736,400	¥ 972,512	¥35,532	¥ —	¥ —	¥ (7,354)	¥(74,578)	¥1,762,512	¥ —	¥1,762,512

Consolidated Statements of Changes in Equity

Japan Tobacco Inc. and Consolidated Subsidiaries
Years ended March 31, 2005, 2006 and 2007

	Thousands	Millions of yen										
	Number of shares of common stock	Common stock	Capital surplus	Retained earnings	Unrealized gain on available-for-sale securities	Deferred gain on derivatives under hedge accounting	Pension liability adjustment of foreign consolidated subsidiaries	Foreign currency translation adjustments	Treasury stock	Total	Minority interests	Total equity
Balance, March 31, 2006	2,000	¥100,000	¥736,400	¥ 972,512	¥35,532	¥ —	¥ —	¥ (7,354)	¥(74,578)	¥1,762,512	¥ —	¥1,762,512
Reclassified balance as of March 31, 2006 (Note3 (p))	—	—	—	—	—	—	—	—	—	—	57,561	57,561
Stock split (Notes 11 and 18)	8,000	—	—	—	—	—	—	—	—	—	—	—
Net income	—	—	—	210,772	—	—	—	—	—	210,772	—	210,772
Minimum pension liability adjustment of foreign consolidated subsidiaries	—	—	—	9,818	—	—	—	—	—	9,818	—	9,818
Appropriations:												
Cash dividends paid (¥9,000 per share) for year ended 2006	—	—	—	(17,244)	—	—	—	—	—	(17,244)	—	(17,244)
Cash dividends paid (¥1,800 per share) for interim of year ended 2007	—	—	—	(17,244)	—	—	—	—	—	(17,244)	—	(17,244)
Bonuses to directors and corporate auditors	—	—	—	(197)	—	—	—	—	—	(197)	—	(197)
Adjustment to retained earnings for change in the number of equity method affiliates	—	—	—	(80)	—	—	—	—	—	(80)	—	(80)
Net Changes in the year	—	—	—	—	(2,202)	14,580	(15,560)	15,099	—	11,917	6,801	18,718
Balance, March 31, 2007	10,000	¥100,000	¥736,400	¥1,158,337	¥33,330	¥14,580	¥(15,560)	¥ 7,745	¥(74,578)	¥1,960,254	¥64,362	¥2,024,616

	Millions of U.S. dollars (Note 2)										
	Common stock	Capital surplus	Retained earnings	Unrealized gain on available-for-sale securities	Deferred gain on derivatives under hedge accounting	Pension liability adjustment of foreign consolidated subsidiaries	Foreign currency translation adjustments	Treasury stock	Total	Minority interests	Total equity
Balance, March 31, 2006	$ 847	$ 6,238	$ 8,238	$ 301	$ —	$ —	$ (62)	$ (632)	$ 14,930	$ —	$ 14,930
Reclassified balance as of March 31, 2006 (Note3 (p))	—	—	—	—	—	—	—	—	—	488	488
Net income	—	—	1,785	—	—	—	—	—	1,785	—	1,785
Minimum pension liability adjustment of foreign consolidated subsidiaries	—	—	83	—	—	—	—	—	83	—	83
Appropriations:											
Cash dividends paid ($76 per share) for year ended 2006	—	—	(146)	—	—	—	—	—	(146)	—	(146)
Cash dividends paid ($15 per share) for interim of year ended 2007	—	—	(146)	—	—	—	—	—	(146)	—	(146)
Bonuses to directors and corporate auditors	—	—	(1)	—	—	—	—	—	(1)	—	(1)
Adjustment to retained earnings for change in the number of equity method affiliates	—	—	(1)	—	—	—	—	—	(1)	—	(1)
Net Changes in the year	—	—	—	(19)	124	(132)	128	—	101	57	158
Balance, March 31, 2007	$ 847	$ 6,238	$ 9,812	$ 282	$ 124	$ (132)	$ 66	$ (632)	$ 16,605	$ 545	$ 17,150

Consolidated Statements of Cash Flows

Japan Tobacco Inc. and Consolidated Subsidiaries
Years ended March 31, 2005, 2006 and 2007

	Millions of yen			Millions of U.S. dollars (Note 2)
	2005	2006	2007	2007
Operating Activities:				
Income before income taxes and minority interests	¥ 101,333	¥ 300,993	¥ 337,196	$ 2,856
Adjustments for:				
Income taxes paid	(73,037)	(59,015)	(57,185)	(484)
Depreciation and amortization other than goodwill	125,862	124,855	130,106	1,102
Amortization of goodwill	882	1,590	2,537	21
Gain on disposition of property, plant and equipment	(57,458)	(22,881)	(33,952)	(288)
Loss on impairment of long-lived assets	182	11,439	2,712	23
Write-down of investment securities	362	11	—	—
Change in assets and liabilities:				
Decrease (increase) in trade notes and accounts receivable	(4,423)	765	(9,476)	(80)
Decrease (increase) in inventories	16,995	44,091	(6,171)	(52)
Increase (decrease) in tobacco excise taxes payable	(10,736)	(13,973)	160,020	1,355
Increase (decrease) in trade notes and accounts payable	4,597	20,260	(12,878)	(109)
Increase (decrease) in other payable	141,778	(125,689)	(22,088)	(187)
Decrease in liabilities for retirement benefits	(95,978)	(6,591)	(21,164)	(179)
Increase (decrease) in long-term guarantee deposit received	(26,224)	631	(2,479)	(21)
Increase (decrease) in non-current other payable	122,244	(87,377)	(43,142)	(365)
Other — net	4,461	(38,766)	11,922	101
Total adjustments	149,507	(150,650)	98,762	837
Net cash provided by operating activities	250,840	150,343	435,958	3,693
Investing Activities:				
Purchases of short-term investments	(57,560)	(146,467)	(332,975)	(2,821)
Proceeds from sale and redemption of short-term investments	222,414	122,118	386,816	3,277
Purchases of investment securities	(7,671)	(2,734)	(158,385)	(1,342)
Proceeds from sale and redemption of investment securities	3,064	4,342	5,345	45
Purchases of property, plant and equipment	(71,997)	(82,850)	(96,717)	(819)
Proceeds from sale of property, plant and equipment	39,448	82,147	57,094	484
Proceeds from sale of beneficial interest in real estate trust	65,109	—	—	—
Purchases of trademarks and other assets	(7,964)	(8,966)	(7,928)	(67)
Purchases of shares of newly consolidated subsidiaries, net of cash acquired	—	(1,400)	(4,085)	(35)
Other — net	(7,929)	7,452	1,143	10
Net cash provided by (used in) investing activities	176,914	(26,358)	(149,692)	(1,268)
Financing Activities:				
Net increase in short-term bank loans	4,935	1,552	18,571	157
Proceeds from issuance of long-term debt	237	—	—	—
Repayments of long-term debt	(147,135)	(19,474)	(19,840)	(168)
Proceeds from issuance of common stock to minority shareholders	—	—	4,928	42
Dividends paid	(19,542)	(28,740)	(34,488)	(292)
Dividends paid to minority shareholders	(1,827)	(1,468)	(1,474)	(13)
Repurchase of common stock	(39,999)	—	—	—
Other — net	1,135	(5)	(332)	(3)
Net cash used in financing activities	(202,196)	(48,135)	(32,635)	(277)
Foreign Currency Translation Adjustments on Cash and Cash Equivalents	1,868	15,205	5,749	49
Net Increase in Cash and Cash Equivalents	227,426	91,055	259,380	2,197
Cash and Cash Equivalents, Beginning of Year	601,661	829,087	920,142	7,795
Cash and Cash Equivalents, End of Year	¥ 829,087	¥ 920,142	¥ 1,179,522	$ 9,992

Notes to Consolidated Financial Statements

Japan Tobacco Inc. and Consolidated Subsidiaries

1. Business

Japan Tobacco Inc. ("JT") is a joint stock corporation (*kabushikikaisha*) incorporated under the corporate law of Japan (the "Corporate Law") pursuant to the Japan Tobacco Inc. Law (the "JT Law"). JT is primarily engaged in the manufacture and sale of tobacco products in the domestic and international markets as one of the largest producers of tobacco products in the world. The total sales of cigarettes of JT and its consolidated subsidiaries (the "JT Group" or "Group") in the fiscal year ended March 31, 2007, excluding tobacco products purchased from overseas tobacco manufacturers and sold to retail stores through its logistic subsidiary, TS Network Co., Ltd. ("TS Network"), was 418.4 billion cigarettes (174.9 billion cigarettes in the domestic market; 3.4 billion cigarettes in the domestic duty-free market and the markets in China, Hong Kong, and Macau where JT operates in the tobacco business; and 240.1 billion cigarettes in other overseas markets).

In the domestic tobacco market, JT manufactures and sells its tobacco products to retail stores all over the country in accordance with the Tobacco Business Law. The Tobacco Business Law provides that (1) JT shall be the sole manufacturer of tobacco products in Japan and (2) the maximum wholesale price of each tobacco product manufactured and sold and the retail price of every product sold in Japan, as well as any changes in these prices, shall be approved by the Minister of Finance. The products are transported from its factories to its distribution bases by its logistic subsidiary, JT Logistics Co., Ltd., and then distributed to the retail stores through TS Network which also purchases and sells tobacco products of foreign tobacco manufacturers to retail stores as wholesalers in the domestic market.

JT greatly expanded its international tobacco business through the acquisition of the non-U.S. tobacco operations of RJR Nabisco, Inc. ("RJR Nabisco") on May 12, 1999. In connection with this acquisition, JT paid $5.0 billion to purchase the non-U.S. tobacco operations of RJR Nabisco, which resulted in $3.5 billion of goodwill. JT also acquired non-U.S. tobacco-related trademarks and intellectual property for $2.7 billion and other assets for $0.1 billion. The acquisition, totaling $7.8 billion, was financed by a syndicated loan of $5.0 billion, which was refinanced through domestic and foreign bond issues and long-term loans from banks and insurance companies, and $2.8 billion in cash. JT repaid in full the long-term loans from banks and redeemed foreign bonds by July 2004. JT has been constantly repaying long-term loans from insurance companies. Domestic bonds are expected to be redeemed in June 2009. As a result of this acquisition, JT obtained expanded access to overseas markets, especially in Europe and Russia, and the rights in substantially all countries outside the United States to internationally recognized trademarks such as *Camel*, *Winston* and *Salem*, which currently comprise JT's global flagship brands along with *Mild Seven*, which JT developed. JT International S.A. ("JTISA") and other consolidated subsidiaries of JT International Holding B.V. ("JT International"), a wholly-owned subsidiary of JT, conduct the overseas tobacco business of the JT Group.

Mitsubishi Corporation ("Mitsubishi") (except for Okinawa Prefecture) and Kokuba-Gumi Co., Ltd. ("Kokuba") (Okinawa) imported the newly acquired brands including *Camel*, *Winston* and *Salem*, from JTISA to Japan, and sold them through TS Network (in Okinawa, through Kokuba). The JT Group terminated its contracts with Mitsubishi and Kokuba regarding import and distribution of these products at the end of April 2005. Since then, JT imports, manufactures and sells these products by itself in Japan.

From 1973, JT had manufactured and sold Marlboro brand cigarettes in Japan under a license arrangement with Philip Morris Products S.A. Upon the expiration of the license term in April 2005, JT ceased the production and sale of Marlboro brand cigarettes.

In addition to the tobacco business, the JT Group has diversified into and is developing other business segments in the areas of pharmaceutical and foods primarily through acquisitions, investments and licensing arrangements.

In the pharmaceutical business, the JT Group focuses on the research and development of prescription drugs. In the domestic market, Torii Pharmaceutical Co., Ltd., a majority of whose outstanding shares JT acquired for ¥42 billion in December 1998, manufactures and sells prescription drugs using its wide marketing network. In the overseas market, JT principally receives royalties from licensing arrangements of an anti-HIV drug.

In the foods business, the JT Group principally manufactures and sells beverages, processed foods and seasonings in the domestic market. As for chilled foods, the operation is mainly conducted through its subsidiary, Hans Continental Smallgoods Pty. Ltd., in Australia. JT's presence in the beverage market was substantially expanded through the acquisition of a majority of the outstanding shares of Unimat Corporation, a nationwide operator of soft drink vending machines, later renamed as Japan Beverage Inc., for ¥29 billion in April and September 1998. Additionally, JT acquired the food business of Asahi Kasei Corporation for ¥24 billion in July 1999.

According to the JT Law, JT must obtain approval from the Minister of Finance for certain matters, such as (1) the issuance of new shares (as well as subscription rights for new shares (*shinkabuyoyakuken*) and bonds with subscription rights for new shares) and (2) the resolution of shareholders meetings for any amendments to the Articles of Incorporation and appropriations of retained earnings. Pursuant to the JT Law, the Japanese government is required to hold one-half or more of JT's shares which were originally issued upon the establishment of JT in 1985. The amended JT Law also authorizes JT to issue new shares to the extent that the number of shares held by the Minister of Finance continues to account for more than one-third of the issued shares.

2. Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Japan ("Japanese GAAP") and in accordance with the provisions set forth in the Securities and Exchange Law of Japan and its related accounting regulations (collectively, the "Securities Law"), which are different in certain respects from application and disclosure requirements of accounting principles generally accepted in the United States of America ("U.S. GAAP") and International Financial Reporting Standards. In the case of most foreign consolidated subsidiaries, their financial statements are prepared in conformity with U.S. GAAP (see Note 3 (n) Foreign Consolidated Subsidiaries) and are included in the consolidated financial statements on that basis.

On December 27, 2005, the Accounting Standards Board of Japan (the "ASBJ") published a new accounting standard for the statement of changes in equity, which is effective for fiscal years ending on or after May 1, 2006. The statement of shareholder's equity, which was previously voluntarily prepared in line with the international accounting practices, is now required under Japanese GAAP and had been renamed "the statement of changes in equity" in the current fiscal year.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, the notes to the consolidated financial statements include information which is not required under Japanese GAAP but is presented herein as additional information. Certain reclassifications of previously reported amounts have been made to conform with classifications for the year ended March 31, 2007.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which JT is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥118.05 to $1, the rate of exchange at March 31, 2007. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

3.Summary of Significant Accounting Policies

a) Consolidation

The consolidated financial statements as of March 31, 2007 include the accounts of JT and its 153 significant (160 as of March 31, 2005 and 157 as of March 31, 2006) subsidiaries. Consolidation of the remaining unconsolidated subsidiaries would not have had a material effect on the accompanying consolidated financial statements. Most foreign consolidated subsidiaries have a December 31 fiscal year-end, which differs from the March 31 fiscal year-end of JT. Any necessary adjustments for the three-month period are made for consolidation purposes.

Investments in 11 material associated companies as of March 31, 2007 (10 as of March 31, 2005 and 11 as of March 31, 2006) are accounted for by the equity method. The equity method is not applied to account for the investments in unconsolidated subsidiaries and the remaining associated companies, since the effect on the accompanying consolidated financial statements would not have been material. Investments in the unconsolidated subsidiaries and the remaining associated companies are stated at cost (see (c) Securities).

All significant inter-company balances and transactions have been eliminated in consolidation. All material unrealized gains resulting from inter-company transactions have been eliminated.

The excess of the cost of the Company's investments in consolidated subsidiaries over its equity in (prior to April 1, 1999) or the fair value of (from April 1, 1999) the net assets purchased at the date of acquisition is recorded as goodwill. Goodwill, except for that recorded at JT International Group (see (n) Foreign Consolidated Subsidiaries), is amortized on a straight-line basis over five to twenty years. Such amortization expense is included in selling, general and administrative expenses. However, insignificant goodwill is charged to income when incurred.

b) Cash Equivalents

Cash equivalents are all short-term, highly liquid investments that are convertible to known amounts of cash and that have original maturities of three months or less.

c) Securities

The Company's securities are classified as held-to-maturity debt securities or available-for-sale securities, depending on management's holding intent. Held-to-maturity debt securities are reported at amortized cost. Available-for-sale marketable securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of equity.

The cost of available-for-sale marketable securities sold is determined based on the moving-average method. In addition, compound financial instruments, including embedded derivatives which cannot be measured separately, are reported at fair value in aggregate, with these gains and losses reported in the consolidated statements of income. Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. For significant impairment in value which is judged unrecoverable, carrying amounts of securities are reduced to fair value, with a resulting charge to income. An allowance for loss on investments is recorded to provide for the loss on investments in certain non-marketable equity accounted for by the cost method and is determined based on the respective financial condition of the investees.

d) Inventories

Inventories are stated principally at average cost. In addition, leaf tobacco held by JT is subject to devaluation (see Note 6). Leaf tobacco is classified as a current asset, although part of such inventories, due to the duration of the aging process, will not ordinarily be put into production within one year.

e) Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is generally computed using the declining-balance method while the straight-line method is applied to buildings acquired after April 1, 1998. The useful lives of buildings and structures, and machinery, equipment and vehicles are principally from 38 to 50 years and 8 years, respectively.

Under certain conditions, such as exchanges of similar fixed assets, sales and purchases resulting from expropriation and acquisitions made with the benefit of a government subsidy, Japanese tax laws permit companies to defer the profit arising from such transactions by reducing the cost of the assets acquired or by providing a special reserve in equity. The costs of the acquired assets resulting from expropriation for the years ended March 31, 2005 was reduced by ¥17,396 million.

f) Impairment of Long-Lived Assets

In August 2002, the Business Accounting Council issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets," and in October 2003 the Accounting Standards Board of Japan ("ASBJ") issued ASBJ Guidance No.6, "Guidance for Accounting Standard for Impairment of Fixed Assets." These new pronouncements are effective for fiscal years beginning on or after April 1, 2005. The group adopted the new accounting standard for impairment of fixed assets as of April 1, 2005.

The group reviews its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

g) Intangible Assets

Trademarks are carried at cost less accumulated amortization, which is calculated by the straight-line method principally over 10 years.

h) Income Taxes

The provision for income taxes is computed based on the pretax income or loss included in the consolidated statements of operations. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities, and tax operating loss and other credit carry-forwards. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences, tax operating loss and other credit carry-forwards. A valuation allowance is provided for any portion of the deferred tax assets where it is considered more likely than not that they will not be realized.

i) Liabilities for Retirement Benefits

(1) Employees' retirement benefits

JT has an unfunded severance indemnity plan and a cash balance pension plan (the "Pension Plans") as well as a defined contribution plan, which cover substantially all of its employees (including executive officers who are not directors). Its consolidated subsidiaries principally have unfunded severance indemnity plans and/or non-contributory defined pension plans.

The Pension Plans and the subsidiaries' plans are stated based on actuarially estimated retirement benefit obligations, considering the estimated fair value of plan assets at each balance sheet date. Certain domestic subsidiaries apply a simplified method, under which retirement benefit obligations are recorded based on the amount required if all employees terminated their employment as of the balance sheet date. Contributions to the defined contribution plan are charged to expenses when they are paid or accrued.

Liabilities for retirement benefits to directors and corporate auditors are provided at the amount which would be required if all directors and corporate auditors retired at each balance sheet date.

(2) Obligations under the Public Official Mutual Assistance Association Law

As a formerly wholly government-owned company, JT is obligated by the Public Official Mutual Assistance Association Law to reimburse the Japanese government for pension expenses incurred each year by the government for former employees of Japan Tobacco and Salt Public Corporation, JT's predecessor entity, and others for their services during certain periods before July 1, 1956. Effective April 1, 2003, such obligations have been recognized as a liability at their present value using the actuarially determined computation method. Prior to April 1, 2003, they were charged to expenses based on the annual cash payments in respect of claims for reimbursement invoiced to JT by the Social Insurance Agency.

j) Leases

All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that are deemed to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

k) Appropriations of Retained Earnings

Appropriation of retained earnings are reflected in the financial statements for the following year upon shareholders' approval.

l) Foreign Currency Transactions

Receivables and payables denominated in foreign currencies are translated into Japanese yen at the rates prevailing at each balance sheet date. The exchange gains or losses from translation are recognized in the consolidated statements of income to the extent that hedging derivative financial instruments for foreign currency transactions do not qualify for hedge accounting (see (m) Derivatives).

All assets and liabilities of foreign consolidated subsidiaries are translated into Japanese yen at the exchange rates at each subsidiary's respective fiscal year end. All revenue and expense accounts are translated at average exchange rates during each subsidiary's respective fiscal year. The resulting translation adjustments are reported as a separate component of equity.

m) Derivatives

All derivatives, except for certain foreign exchange forward contracts, foreign currency option contracts and interest rate swap contracts described below, are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the consolidated statements of income.

For derivatives which qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until the corresponding hedged items are recognized in earnings.

JT's trade payables that are denominated in foreign currencies and have been hedged by foreign exchange forward contracts are translated at the foreign exchange rate stipulated in the contracts. Interest rate swaps that qualify for hedge accounting and meet specific matching criteria are not remeasured at market value, but the differential to be paid or received under the swap agreements are accrued and included in interest expense or income.

n) Foreign Consolidated Subsidiaries

JTISA and other foreign consolidated subsidiaries principally maintain their accounting records in conformity with U.S. GAAP. The significant accounting policies, which are different from JT's policies, are as follows:

(1) Inventories

Inventories are generally stated at the lower of cost or market, cost being determined by the first-in, first-out method or average cost.

(2) Property, plant and equipment

Depreciation of property, plant and equipment is generally computed using the straight-line method over the estimated useful lives of the respective assets.

(3) Goodwill and trademarks

Goodwill arising from the acquisitions including foreign subsidiaries of RJR Nabisco and recorded at JT International Group is not subject to amortization but is tested for impairment at least annually.

As a result of the change in the useful life from 40 years to 20 years for Canadian trademark, trademarks are principally amortized using straight-line method over 20 years for the fiscal year ended March 31, 2007.

(4) Retirement benefit pension plans

The difference between the obligation for retirement benefits and the fair value of plan assets is recognized on the consolidated balance sheet for the year ended March 31, 2007 as assets/liabilities (see (q) Accounting Change, The adoption of new accounting standards). Unrecognized net actuarial loss and prior service cost, net of applicable taxes, is recorded as a part of equity as pension liability adjustment of foreign consolidated subsidiaries. Prior to the above accounting change, if the liability for retirement benefits already recognized was less than the unfunded accumulated benefit obligation, an additional minimum liability was recognized. The additional minimum liability was charged directly to retained earnings, if such amount exceeded unrecognized prior service cost, net of any tax benefits.

(5) Derivatives

All derivatives are used to hedge foreign exchange risk and are recognized as either assets or liabilities in the balance sheet and measured at fair value. Changes in the fair value of derivatives are recorded in current earnings for each fiscal year.

o) Per Share Information

Each share of common stock was split into five shares on April 1, 2006 (see Note 11 Equity). Basic net income per share is computed by dividing net income available to common shareholders, by the weighted-average number of common shares outstanding in each period, which were 1,942,901 shares and 1,916,016 shares for the year ended March 31, 2005 and 2006, respectively, not retroactively adjusted for the stock split.

Diluted net income per share is not disclosed because there were no potentially dilutive common shares that were outstanding during the three years in the period ended March 31, 2007.

Cash dividends per share presented in the consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year, not retroactively adjusted for stock split.

p) Presentation of Equity

On December 9, 2005, the ASBJ published a new accounting standard for presentation of equity.

Under this accounting standard, certain items which were previously presented as liabilities are now presented as components of equity. Such items include minority interests and any deferred gains or losses on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ending on or after may 1, 2006.

The consolidated balance sheet as of March 31, 2007 is presented in line with this new accounting standards. Japanese GAAP does not permit the restatement of prior years to reflect the changes introduced by this standard.

q) Accounting Change

The adoption of new accounting standards

Accounting Standards for Bonuses to Directors –

On November 29, 2005, the ASBJ Japan (ASBJ) issued ASBJ

Statement No.4, "Accounting Standards for Bonuses to Directors" which is effective for fiscal years beginning on or after April 1, 2006. The group adopted the new accounting standard for bonuses to Directors as of April 1, 2006.

This application has no material impact on operating income, recurring profit, or income before income taxes and minority interests.

Accounting for Retirement Benefits of Foreign Consolidated Subsidiaries –

As for JT's foreign consolidated subsidiaries, if the liability for retirement benefits already recognized fell below the unfunded accumulated benefit obligation, an additional minimum liability was originally recognized. However, from the fiscal year that ended March 31, 2007, according to FASB Statement 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132 (R)", the accounting policies were changed to state the difference of retirement benefits obligation and fair value of plan assets on consolidated balance sheets as assets/liabilities, and to state unrecognized net actuarial loss and prior service cost, net of applicable taxes, as a part of equity as pension liability adjustment of foreign consolidated subsidiaries. The change had no impact on profits for the consolidated fiscal year that ended March 31, 2007.

r) New Accounting Pronouncements

Measurement of Inventories –

On July 5, 2006, the ASBJ issued ASBJ Statement No.9, "Accounting Standard for Measurement of Inventories", which is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted.

This statement requires that inventories held for sale in the ordinary course of business be measured at the lower of cost or net selling value, which is defined as the selling price less additional estimated manufacturing costs and estimated direct selling expenses. The replacement cost may be used in place of the net selling value, if appropriate. The standard also requires that inventories held for trading purposes be measured at the market price.

Lease accounting –

On March 31, 2007, the ASBJ issued ASBJ Statement No.13, "Accounting Standard for Lease Transactions", which revised the existing accounting standard for lease transactions issued on June 17, 1993.

Under the existing accounting standard, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, however, other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the note to the lessee's financial statements.

The revised accounting standard requires all finance lease transactions to be capitalized. The revised accounting standard for lease transactions is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted for fiscal years beginning on or after April 1, 2007.

Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements –

Under Japanese GAAP, a company currently can use the financial statements of foreign subsidiaries which are prepared in accordance with generally accepted accounting principles in their respective jurisdictions for its consolidation process unless they are clearly unreasonable. On May 17, 2006, the ASBJ issued ASBJ Practical Issues Task Force (PITF) No.18, "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements". The new task force prescribes: 1) the accounting policies and procedures applied to a parent company and its subsidiaries for similar transactions and events under similar circumstances should in principle be unified for the preparation of the consolidated financial statements, 2) financial statements prepared by foreign subsidiaries in accordance with either International Financial Reporting Standards or the generally accepted accounting principles in the United States tentatively may be used for the consolidation process, 3) however, the following items should be adjusted in the consolidation process so that net income is accounted for in accordance with Japanese GAAP unless they are not material;

(1) Amortization of goodwill
(2) Actuarial gains and losses of defined benefit plans recognized outside profit or loss
(3) Capitalization of intangible assets arising from development phases
(4) Fair value measurement of investment properties, and the revaluation model for property, plant and equipment, and intangible assets
(5) Retrospective application when accounting policies are changed
(6) Accounting for net income attributable to a minority interest

The new task force is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted.

4.Cash and Cash Equivalents

Cash and cash equivalents include gensaki transactions, securities purchased under repurchase agreements. The fair value of such securities received as collateral from the counterparty at March 31, 2006 and 2007 were ¥79,975 million and ¥51,970 million ($440 million), respectively.

5. Short-Term Investments and Investment Securities

Short-term investments and investment securities at March 31, 2006 and 2007 consisted of the following:

	Millions of yen		Millions of U.S. dollars
	2006	2007	2007
Short-term investments:			
Time deposits	¥ 497	¥ 2,216	$ 19
Government and Corporate bonds	58,617	3,720	31
Trust fund investments and other	402	231	2
Total	¥ 59,516	¥ 6,167	$ 52
Investment securities:			
Equity securities	¥ 92,912	¥ 246,713	$ 2,090
Government and Corporate bonds	3,036	3,146	26
Trust fund investments and other	9,415	10,352	88
Total	¥ 105,363	¥ 260,211	$ 2,204

"Government and Corporate bonds" in Investment securities on the consolidated balance sheet as of March 31, 2006 included compound financial instruments whose gains and losses including those of embedded derivatives were recorded in the consolidated statements of income.

The costs and aggregate fair values of marketable securities at March 31, 2006 and 2007 were as follows:

	Millions of yen			
	2006			
	Cost	Unrealized gain	Unrealized loss	Fair value
Available-for-sale				
Equity securities	¥ 33,016	¥ 57,524	¥ 253	¥ 90,287
Corporate bonds	37,401	259	3	37,657
Trust fund investments and other	5,150	3,069	3	8,216
Held-to-maturity				
Government bonds and municipal bonds	1,497	0	10	1,487
Others	1,002	—	3	999

	Millions of yen			
	2007			
	Cost	Unrealized gain	Unrealized loss	Fair value
Available-for-sale				
Equity securities	¥ 192,141	¥ 51,337	¥ 1,037	¥ 242,441
Corporate bonds	2,085	79	—	2,164
Trust fund investments and other	4,191	6,161	—	10,352
Held-to-maturity				
Government bonds and municipal bonds	1,199	0	5	1,194
Others	502	—	1	501

	Millions of U.S. dollars			
	2007			
	Cost	Unrealized gain	Unrealized loss	Fair value
Available-for-sale				
Equity securities	$ 1,628	$ 435	$ 9	$ 2,054
Corporate bonds	18	0	—	18
Trust fund investments and other	36	52	—	88
Held-to-maturity				
Government bonds and municipal bonds	10	0	0	10
Others	4	—	0	4

The carrying amounts of non-marketable securities at March 31, 2006 and 2007 were as follows:

	Millions of yen		Millions of U.S. dollars
	2006	2007	2007
Available-for-sale			
Equity securities	¥ 2,625	¥ 4,273	$ 36
Corporate bonds	21,500	3,002	25
Trust fund investments and other	1,598	229	3
Total	¥ 25,723	¥ 7,504	$ 64

Proceeds from sales of available-for-sale securities and related gross realized gains and losses on those sales, computed on the moving average cost basis for the years ended March 31, 2005, 2006 and 2007, were as follows:

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Proceeds from sales	¥ 2,878	¥ 3,262	¥ 9,229	$ 78
Gross realized gains	¥ 1,455	¥ 959	¥ 2,125	$ 18
Gross realized losses	(342)	(9)	(3)	(0)
Net realized gain	¥ 1,113	¥ 950	¥ 2,122	$ 18

The amounts of securities classified as available-for-sale and held-to-maturity at March 31, 2007, based on their contractual maturity dates, were as follows:

	Millions of yen		Millions of U.S. dollars	
	Available for sale	Held-to-maturity	Available for sale	Held-to-maturity
Due within one year	¥ 3,020	¥ 302	$ 25	$ 2
Due after one year through five years	11,996	1,399	102	12
Due after five years through ten years	2	—	0	—
Due after ten years	—	—	—	—
Total	¥ 15,018	¥ 1,701	$ 127	$ 14

For the years ended March 31, 2005 and 2006, losses on write-downs of securities including investments in affiliated companies totaled ¥1,836 million and ¥11 million, respectively. In evaluating securities values, a security, whose value has declined by more than 50% is considered to have experienced "significant deterioration." A security, whose value has declined from 30% to 50% and the effect of the decline on JT's financial position is material, is considered to have experienced "significant deterioration." If a security has a strong chance of regaining its value, such security is not written down.

6. Inventories

Inventories at March 31, 2006 and 2007 consisted of the following:

	Millions of yen		Millions of U.S. dollars
	2006	2007	2007
Leaf tobacco	¥ 274,549	¥ 278,567	$ 2,360
Finished products	44,512	49,736	421
Other	87,771	88,973	754
Total	¥ 406,832	¥ 417,276	$ 3,535

JT leaf tobacco inventory in excess of the minimum amount necessary for future production is subject to annual devaluation. The net effect of the change in the devaluation was debited (credited) to cost of sales as follows:

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Net effect of the change in devaluation (credit)	¥ 9,856	¥ 9,588	¥ (9,585)	$ (81)

7. Short-term Bank Loans and Long-term Debt

Short-term bank loans as of March 31, 2006 and 2007 consisted of the following:

	Millions of yen		Millions of U.S. dollars
	2006	2007	2007
Yen loans with interest rates of 0.47% to 1.50% at March 31, 2006 and of 1.625% to 1.875% at March 31, 2007	¥ 300	¥ 160	$ 1
Foreign currency loans with interest rates of 3.95% to 7.35% at March 31, 2006 and of 4.40% to 16.00% at March 31, 2007	32,992	53,546	454
Total	¥ 33,292	¥ 53,706	$ 455

Long-term debt at March 31, 2006 and 2007 comprised the following:

	Millions of yen		Millions of U.S. dollars
	2006	2007	2007
1.98% yen bonds, due 2009	¥ 150,000	¥ 150,000	$ 1,271
Long-term bank loans due through 2015	33,316	15,563	132
Total	183,316	165,563	1,403
Less current portion	(18,204)	(10,550)	(90)
Long-term debt, less current portion	¥ 165,112	¥ 155,013	$ 1,313

JT entered into interest rate swap agreements in March 2004 to convert interest payments on 1.98% yen bonds due 2009 to floating rate payments on a LIBOR basis, which was at 1.24% at March 31 2005, in order to manage interest rate risks on these bonds. Taking changes in market conditions into consideration, JT unwound the above interest swap agreements in May 2005. Consequently, JT now pays a fixed rate interest of 1.61%.

In addition, certain domestic consolidated subsidiaries had entered into interest rate swap agreements to fix variable rate interest payments of Japanese yen loans. Annual interest rates applicable to Japanese yen long-term loans of JT and certain domestic consolidated subsidiaries at March 31, 2006 and 2007 ranged from 1.50% to 5.10% and 1.50% to 5.20%, respectively.

Annual interest rates applicable to long-term loans denominated in foreign currencies outstanding at March 31, 2006 and 2007 ranged from 7.05% to 7.91% and 6.30% to 8.37%, respectively.

Annual maturities of long-term debt at March 31, 2007 were as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2008	¥ 10,550	$ 90
2009	1,398	12
2010	150,676	1,276
2011	672	6
2012	754	6
2013 and thereafter	1,513	13
Total	¥ 165,563	$ 1,403

Under the JT Law, obligations created by the bonds issued by JT are secured by a statutory preferential right over the property of JT. This right entitles the holders thereof to claim satisfaction in preference to unsecured creditors (with the exception of national and local taxes and certain other statutory obligations).

Substantially all of the short-term bank loans and long-term debt are unsecured. Secured loans and debt of certain consolidated subsidiaries at March 31, 2007 were as follows:

	Millions of yen	Millions of U.S. dollars
Long-term bank loans	¥ 3,002	$ 25
Others, principally short-term bank loans	3,127	27
Total	¥ 6,129	$ 52

The carrying amounts of assets pledged as collateral for the above secured loans and debt at March 31, 2007 were as follows:

	Millions of yen	Millions of U.S. dollars
Buildings and structures	¥ 5,056	$ 43
Machinery, equipment and vehicles	7,892	67
Other	1,066	9
Total	¥ 14,014	$ 119

General agreements with respective banks provide, as is customary in Japan, that additional collateral must be provided under certain circumstances if requested by such banks and that certain banks have the right to offset cash deposited with them against any long-term or short-term debt or other debt payable to the banks. JT has never been requested to provide additional collateral.

8. Income Taxes

JT and its domestic consolidated subsidiaries are subject to Japanese corporate tax, inhabitants tax and enterprise tax based on income which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 40.35% for the years ended March 31, 2005, 2006 and 2007. Foreign consolidated subsidiaries are subject to income taxes of the countries in which they operate.

The tax effects of significant temporary differences and loss carry-forwards which resulted in deferred tax assets and liabilities at March 31, 2006 and 2007 were as follows:

	Millions of yen		Millions of U.S. dollars
	2006	2007	2007
Deferred tax assets:			
Liabilities for employees' retirement benefits	¥ 36,526	¥ 37,678	$ 319
Obligations under the Public Official Mutual Assistance Association Law	59,966	55,655	471
Net operating loss carryforwards	19,638	16,854	143
Other payable for benefits to retired employees	30,356	10,794	91
Other	61,853	59,975	509
Less valuation allowance	(14,110)	(20,370)	(173)
Total	194,229	160,586	1,360
Deferred tax liabilities:			
Deferred gain on sales of fixed assets for income tax purposes	(32,079)	(31,928)	(270)
Basis differences in assets acquired and liabilities assumed upon acquisition	(36,433)	(34,255)	(290)
Unrealized gain on available-for-sale securities	(24,905)	(23,170)	(196)
Other	(15,327)	(23,286)	(198)
Total	(108,744)	(112,639)	(954)
Net deferred tax assets	¥ 85,485	¥ 47,947	$ 406

Net deferred tax assets at March 31, 2006 and 2007 were reflected on the accompanying consolidated balance sheets under the following captions:

	Millions of yen		Millions of U.S. dollars
	2006	2007	2007
Other current assets	¥ 32,324	¥ 18,172	$ 154
Deferred tax assets	102,902	75,457	639
Other current liabilities	(3,563)	(2,245)	(19)
Deferred tax liabilities	(46,178)	(43,436)	(368)
Net deferred tax assets	¥ 85,485	¥ 47,948	$ 406

A reconciliation between the normal effective statutory tax rates for the years ended March 31, 2005, 2006 and 2007 and the actual effective tax rates reflected in the accompanying consolidated statements of operations was as follows:

	2005	2006	2007
Normal effective statutory tax rate	40.35%	40.35%	40.35%
Tax rate difference applied for foreign consolidated subsidiaries	(14.42)	(9.13)	(6.99)
Tax credits	(4.26)	(1.09)	(0.83)
Non-deductible expenses	5.19	1.86	3.06
Other - net	4.29	(0.46)	0.41
Actual effective tax rate	31.15%	31.53%	36.00%

9. Tobacco Excise Taxes

JT is subject to national and local tobacco excise taxes (per unit tax) on its tobacco products sold in the domestic market. JT's domestic distribution service subsidiary is also subject to the local tobacco excise tax (per unit tax) on its wholesale of foreign brand tobacco products purchased from foreign tobacco manufacturers through importers, while the national tobacco excise tax is paid by importers and charged to this subsidiary. In accordance with the amendment of the tobacco excise tax which became effective on and after July 1, 2006, the national tobacco excise tax and the local tobacco excise tax on cigarettes increased by ¥426 per thousand units, respectively. At March 31, 2007, subject to a few minor exceptions, the national tobacco excise tax, the local tobacco excise tax and the national tobacco special excise tax on cigarettes are ¥3,552 per thousand units, ¥4,372 per thousand units and ¥820 per thousand units, respectively, for a total tobacco excise tax of ¥8,744 per thousand units. Foreign subsidiaries are also subject to excise taxes on cigarettes sold in their domiciles. The aggregate amount of such tobacco excise taxes included in cost of sales for the years ended March 31, 2005, 2006 and 2007 were ¥2,650,586 million, ¥2,628,878 million and ¥2,718,358 million ($23,027 million), respectively, including national tobacco excise taxes paid by importers of ¥283,787 million, ¥371,227 million and ¥397,443 million ($3,367 million), respectively.

At March 31, 2007, Tobacco excise taxes payable includes the amount of ¥140,638 million ($1,191 million) which was unsettled because financial institutions were closed for holiday at the end of the fiscal year.

10. Liabilities for Retirement Benefits

(1) Employees' retirement benefit

JT has an unfunded severance indemnity plan and a cash balance pension plan as well as a defined contribution plan. The unfunded severance indemnity plan provides lump-sum retirement benefits based on credits earned in each year of service. Employees are entitled to receive larger payments in certain circumstances such as involuntary termination, retirement at the mandatory retirement age, voluntary termination at certain specific ages prior to mandatory retirement age or death. The cash balance pension plan provides retirement benefits in the form of a lump-sum payment or annuity payments based on current and past principal credits earned and interest credits over time based on these principal credits.

Domestic consolidated subsidiaries principally have unfunded severance indemnity plans and/or defined benefit pension plans covering substantially all of their employees, under which benefits are provided based on the rate of pay at the time of termination, years of service and certain other factors.

Foreign consolidated subsidiaries principally sponsor non-contributory defined benefit pension plans covering most of their employees. Plans covering regular full-time employees provide pension benefits based on credits, determined by age, years of service and final average compensation before retirement.

The liabilities for employees' retirement benefits at March 31, 2006 and 2007 consisted of the following:

	Millions of yen		Millions of U.S. dollars
	2006	2007	2007
Projected benefit obligations	¥ (309,038)	¥ (322,121)	$ (2,729)
Fair value of plan assets	193,133	203,484	1,724
Funded status	(115,905)	(118,637)	(1,005)
Unrecognized actuarial net loss (gain)	7,947	(17,535)	(149)
Unrecognized prior service cost	(257)	27,349	232
Loss on partial termination of defined benefit plan (see Note15)	(3,097)	—	—
Net amount recognized	(111,312)	(108,823)	(922)
Minimum pension liability adjustments (see Note3 (q))	(14,955)	—	—
Pension liability adjustment of foreign consolidated subsidiaries (see Note3 (q))	—	(18,721)	(159)
Prepaid pension cost	(18,543)	(18,897)	(160)
Other current liabilities	—	1,995	17
Liabilities for employees' retirement benefits	¥ (144,810)	¥ (144,446)	$ (1,224)

As described in Note3 (q) Accounting change, "Pension liability adjustment of foreign consolidated subsidiaries" is the unfunded obligation recognized by foreign consolidated subsidiaries applying U.S.GAAP. "Other current liabilities" is the amount by which the actuarial present value of benefits included in the benefit obligation payable in the next 12 months exceeds the fair value of plan assets in foreign consolidated subsidiaries applying U.S.GAAP.

The amount of minimum pension liability reversed by foreign consolidated subsidiaries applying U.S.GAAP was recorded in "Minimum pension liability adjustment of foreign consolidated subsidiaries" of retained earnings.

JT transferred a portion of the unfunded severance indemnity plan to the defined contribution plan on April 1, 2006, and thereby recognized ¥3,097 million for the year ended March 31, 2006 as other expense which led to an increase of liabilities for retirement benefits by the same amount in accordance with "Accounting for the Transfer between Retirement Benefits Plans (ASBJ Guideline No.1)" and "Practical Solution on Accounting for Transfer Between Retirement Benefit Plans (Practical Issues Task Forces Report No.2)".

	Millions of yen
	2006
Settlement of projected benefit obligations	¥ 4,567
Prior service cost recognized in earnings	(199)
Actuarial gain recognized in earnings	139
Decrease in liabilities for retirement benefits	4,507
Related assets due to be transferred to defined contribution plan	(7,604)
Loss on partial termination of defined benefit plan	¥ (3,097)

Related assets of ¥7,604 million due to be transferred to defined contribution plan will be paid in installment by 2009.

The components of net periodic retirement benefit cost for the years ended March 31, 2005, 2006 and 2007 were as follows:

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Service cost	¥ 13,015	¥ 9,278	¥ 9,684	$ 82
Interest cost	11,282	9,409	9,685	82
Expected return on plan assets	(4,720)	(5,823)	(6,829)	(58)
Recognized actuarial loss	3,378	1,718	315	3
Amortization of prior service cost	526	541	1,502	13
Net periodic retirement benefit costs	¥ 23,481	¥ 15,123	¥ 14,357	$ 122

Significant assumptions used for the years ended March 31, 2005, 2006 and 2007 were as follows:

	2005	2006	2007
Discount rate	2.5%	2.5%	2.5%
Expected rate of return on plan assets	2.0%	2.5%	2.5%

Actuarial gains or losses that result from changes in plan experience and actuarial assumptions are principally amortized over 10 years. The amortization period for the prior service cost that resulted from retroactive application of a plan amendment is principally 10 years. The retirement benefit attributable to each year is calculated by assigning the same amount of pension benefits to each year of service.

The Company's contributions, including those of certain foreign consolidated subsidiaries, to the defined contribution plans which were charged to expenses, for the years ended March 31, 2005, 2006 and 2007 were ¥2,750 million, ¥2,212 million and ¥3,002 million ($25 million), respectively.

JT has offered additional retirement benefits to its employees under the early retirement programs as a part of various business restructuring efforts in order to rationalize operating efficiencies in administrative and other headquarter functions and to reduce costs in the domestic tobacco business. These efforts principally related to closure of eight cigarette factories and a company-wide offering of an early retirement plan to employees who are age 40 or older with more than 15 years of services during the year ended March 31, 2005 and other business restructuring during the year ended March 31, 2006. Certain domestic and foreign subsidiaries also provided additional retirement benefits for early-retired employees in connection with the reorganization of domestic distribution operations or rationalization of other businesses during these periods. These restructuring activities resulted in recognition of additional retirement benefits as business restructuring costs of ¥209,540 million and ¥8,557 million for the years ended March 31, 2005 and 2006, respectively, and as other expenses of ¥790 ($7 million) for the year ended March 31, 2007, which included a one-time charge for the unrecognized actuarial net loss and unrecognized prior service cost attributable to the employees who retired earlier than expected.

Due to the retirement of a large number of employees during the year ended March 31, 2005, JT applied accounting standard for partial termination of defined benefit plans with the following effects reflected in the consolidated financial statements for the year ended March 31, 2005.

	Millions of yen
	2005
Settlement of projected benefit obligations	¥ 88,695
Prior service cost recognized in earnings	(625)
Actuarial loss recognized in earnings	(70)
Decrease in liabilities for retirement benefits	¥ 88,000

Related payables to employees who applied the early retirement programs including additional retirement benefits of JT were reported as other payable and non-current other payable, which would be paid over by 2008.

Certain domestic consolidated subsidiaries participate in multiemployer contributory pension plans, the required contributions to which are recognized as a net pension cost for the year. Plan assets allocated based on amounts contributed as of March 31, 2006 and 2007 were ¥5,346 million and ¥5,926 million ($50 million), respectively.

Certain foreign consolidated subsidiaries also provide certain health and life insurance benefits for retired employees and their dependents.

The retirement benefits paid to directors and corporate auditors are subject to approval by resolution at the shareholders meeting. The Company's liabilities for retirement benefits for directors and corporate auditors as of March 31, 2006 and 2007 were ¥900 million and ¥1,018 million ($9 million), respectively.

(2) Obligation under the Public Official Assistance Association Law

Employees of JT, including former employees of Japan Tobacco and Salt Public Corporation ("JTSPC"), JT's predecessor entity before the privatization in 1985, and others, are entitled to receive benefits under the government-sponsored pension plan by the Public Official Mutual Assistance Association Law (the "Law"). The benefits, in the form of lifetime annuity payments by the Social Insurance Agency, are determined based on the standard pay rate, the length of service and other factors. As a formerly wholly government-owned company, JT is obligated by the Law to reimburse the Japanese government for pension expenses incurred each year by the government in respect of former employees of JTSPC and others for their services during certain periods before July 1, 1956, the enactment date of the Law.

Such obligations were first recorded as liabilities at April 1, 2003 based on the actuarially determined computation method. Any actuarial gain or loss arising subsequent to April 1, 2003 is deferred and amortized over 10 years.

The liabilities and costs recognized for such obligations as of and for the year ended March 31, 2005, 2006 and 2007 were as follows:

	Millions of yen		Millions of U.S. dollars
	2006	2007	2007
Benefit obligations	¥ (152,534)	¥ (139,569)	$ (1,182)
Unrecognized actuarial loss	3,919	1,638	14
Liabilities recognized	¥ (148,615)	¥ (137,931)	$ (1,168)

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Interest cost	¥ 2,546	¥ 2,488	¥ 2,288	$ 19
Recognized actuarial (loss) gain	(254)	586	425	4
Net periodic costs	¥ 2,292	¥ 3,074	¥ 2,713	$ 23

The assumed discount rate used in the actuarial computation for the years ended March 31, 2005, 2006 and 2007 was 1.5%.

11. Equity

On and after May 1, 2006, Japanese companies are subject to a new corporate law of Japan (the "Corporate Law"), which reformed and replaced the Commercial Code of Japan (the "Code") with various revisions that are, for the most part, applicable to events or transactions which occur on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006. The significant changes in the Corporate Law that affect financial and accounting matters are summarized below:

(1) Dividends

Under the Corporate Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting, if companies meet certain criteria such as; (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation. The Board of Directors of such company may declare dividends (except for dividends in kind) at any time during the fiscal year if the company has prescribed so in its articles of incorporation.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. The Corporate Law provides certain limitations on the amounts available for dividends or the purchase of treasury stock.

(2) Increases / decreases and transfer of common stock, reserve and surplus

The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation of such threshold. The Corporate Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

(3) Treasury stock

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.

Upon the meeting of the board of directors held on February 27, 2006, JT decided to split the company's shares on five for one basis with the effective date of April 1, 2006.

The Special Taxation Measures Law in Japan permits companies to take as tax deductions certain reserves if provided through year-end book closing. Under Japanese tax laws, these reserves must be reversed to income in future years. The deferred gain on sales of fixed assets, net of tax effects, included in retained earnings provided under the Special Taxation Measures Law at March 31, 2006 and 2007 were ¥61,354 million and ¥51,130 million ($433 million), respectively.

12. Research and Development Costs and Advertising Costs

Research and development costs charged to expenses as incurred for the years ended March 31, 2005, 2006 and 2007 were ¥40,541 million, ¥37,505 million and ¥41,239 million ($349 million), respectively.

Advertising costs were charged to expenses as incurred and totaled ¥167,608 million, ¥166,093 million and ¥ 151,523 million ($1,284 million) for the years ended March 31, 2005, 2006 and 2007, respectively.

13. Lease Transactions

The Company, as a lessee, leases certain vehicles, vending machines and other assets. Total rental expenses under the above leases for the years ended March 31, 2005, 2006 and 2007 were ¥5,559 million, ¥5,117 million and ¥4,836 million ($41 million), respectively.

Pro forma information of leased property, such as acquisition cost, accumulated depreciation and obligations under finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis at March 31, 2006 and 2007 was as follows:

	Millions of yen		Millions of U.S. dollars
	2006	2007	2007
Acquisition cost:			
Machinery, equipment and vehicles	¥ 4,722	¥ 5,150	$ 43
Tools	17,769	18,495	157
Others	2,455	2,455	21
Total acquisition cost	24,946	26,100	221
Accumulated depreciation	12,277	11,605	98
Net leased property	¥ 12,669	¥ 14,495	$ 123

The above acquisition cost includes related interest expenses.

	Millions of yen		Millions of U.S. dollars
	2006	2007	2007
Obligations under finance leases:			
Due within one year	¥ 4,182	¥ 4,463	$ 38
Due after one year	8,487	10,032	85
Total	¥ 12,669	¥ 14,495	$ 123

The above obligations under finance leases included related interest expenses. Pro forma depreciation expenses for the years ended March 31, 2005, 2006 and 2007, which have not been reflected in the accompanying consolidated statements of operations, computed by the straight-line method, were ¥5,559 million, ¥5,117 million and ¥4,836 million ($41 million), respectively.

The minimum rental commitments under noncancellable operating leases at March 31, 2006 and 2007 were as follows:

	Millions of yen		Millions of U.S. dollars
	2006	2007	2007
Due within one year	¥ 4,189	¥ 4,511	$ 38
Due after one year	10,151	9,919	84
Total	¥ 14,340	¥ 14,430	$ 122

The Company, as a lessor, leases certain computer equipment and other assets. Total lease revenue under the above leases for the years ended March 31, 2005, 2006 and 2007 was ¥377 million, ¥279 million and ¥253 million ($2 million), respectively.

Information of leased property included in the accompanying financial statements, such as acquisition cost, accumulated depreciation and claims under finance leases that do not transfer ownership of the leased property to the lessee, at March 31, 2006 and 2007 was as follows:

	Millions of yen		Millions of U.S. dollars
	2006	2007	2007
Acquisition cost:			
Machinery, equipment and vehicles	¥ 546	¥ 100	$ 1
Tools	753	1,336	11
Total acquisition cost	1,299	1,436	12
Accumulated depreciation	862	594	5
Net leased property	¥ 437	¥ 842	$ 7

	Millions of yen		Millions of U.S. dollars
	2006	2007	2007
Claims under finance leases:			
Due within one year	¥ 187	¥ 290	$ 3
Due after one year	295	634	5
Total	¥ 482	¥ 924	$ 8

The above claims under finance leases included related interest income.

Depreciation expenses for the years ended March 31, 2005, 2006 and 2007 which have been reflected in the accompanying consolidated statements of income were ¥335 million, ¥250 million and ¥240 million ($2 million), respectively.

14. Commitments and Contingencies

(As of May 25, 2007)

The Tobacco Business Law and related regulations govern JT's domestic leaf tobacco procurement. The Tobacco Business Law requires JT to enter into advance purchase contracts annually with each domestic tobacco grower who intends to cultivate leaf tobacco for sale to JT. These contracts specify the total cultivation area for each variety of leaf tobacco and the prices of leaf tobacco by variety and grade. JT is obliged to purchase all leaf tobacco produced pursuant to these contracts which is suitable for the manufacture of tobacco products.

Before conclusion of the contracts, JT is required to consult with the Leaf Tobacco Deliberative Council (Hatabako-shingi-kai), a deliberative body organized under the Tobacco Business Law to provide their opinion to JT as to the aggregate cultivation area for each variety of leaf tobacco and the prices for leaf tobacco by variety and grade. JT is legally required to respect the opinion of the council. The council is charged with examining and deliberating important matters relating to the production and purchase of domestically produced leaf tobacco. The council consists of members appointed by JT with the approval of the Minister of Finance from among representatives of domestic leaf tobacco growers and various academic appointees. The council is obliged to provide its opinion as to the appropriate prices of leaf tobacco based on the level which would allow continued domestic production of leaf tobacco, by taking into account economic conditions such as production costs and commodity prices.

Domestic tobacco growers typically entrust the Japan Tobacco Growers Association (Zenkoku-tabakokosaku-kumiai-chuo-kai) with negotiation of the fundamental terms of their contracts with JT, including the purchase price of tobacco. JT enters into a common agreement with the association regarding fundamental contractual terms. The common agreement also includes disaster relief provisions which require JT to pay money to domestic tobacco growers whose tobacco plants or crops suffer from natural disasters. Pursuant to these provisions and based on the degree of damages, JT pays a maximum of 50% of the figure calculated by multiplying each cultivator's agreed cultivation area for the disaster year by their average procurement price per acreage for previous years.

JT's Canadian subsidiary, JTI-Macdonald received a Notice of Assessment from the Quebec Ministry of Revenue (QMR) demanding payment of approximately CAD 1.36 billion (approximately 114.6 billion yen at the then-exchange rate) in duties, penalties and interest in relation to being accused of conducting contraband activities from 1990 to 1998, in the period in which the company was named RJR-Macdonald, before JT purchased the tobacco operations for countries other than the US from RJR Nabisco (RJR).

JTI-Macdonald filed an application to the Ontario Superior Court of Justice in August 2004 under the "Companies' Creditors Arrangement Act (CCAA)" because JTI-Macdonald's failing to pay the tax bill immediately would have allowed the QMR to confiscate JTI-Macdonald's business assets. This could have prevented JTI-Macdonald from continuing its business operations. CCAA protection makes it possible for JTI-Macdonald to continue business operations normally with its assets safeguarded at least through May 30, 2008. In order to repay a part of its borrowings from other subsidiaries of JT, JT International Holding B.V., Dutch subsidiary of JT, provided a letter of credit corresponding to the repayment, issued by a financial institute to a court-appointed monitor in April 2006.

Pursuant to the 1999 Purchase Agreement between JT and RJR, JT's view is that it will be entitled to seek indemnification from RJR (current Reynolds American Inc., and other successors) for any damages and expenses incurred by JTI-Macdonald arising out of this matter. JT intends to exercise such right.

In July 2004, ZAO JTI Marketing and Sales ("M&S Corp."), which oversees distribution-related businesses in the Russian market, received an assessment from the Moscow tax authorities in which it was ordered to pay approximately 2.4 billion rubles (approximately 8.8 billion yen at the then-exchange rate) for unpaid VAT and other taxes, interest and additional taxes for the period of January 2000 to December 2000.

M&S Corp. believes that the assessment from the Moscow tax authorities is based upon a misconstrued interpretation of the facts and lodged a suit with the Moscow Arbitration Court for the tax assessment to be invalidated. However, in September 2005, the Federal Arbitration Court for the Moscow District (cassation court) dismissed the appeal. M&S Corp. appealed to the Russian Federation Higher Arbitration Court in November 2005, and it reversed the previous decisions taken by the lower courts and returned the entire case to the Moscow Arbitration Court of the first instance in April 2006, where the action is pending.

15. Other Income (Expenses)

(1) Gain on disposition of property, plant and equipment-net

For the year ended March 31, 2005, gain on disposition of property, plant and equipment-net included a ¥42,868 million gain on the sale of a beneficial interest in the real estate trust to Frontier Real Estate Investment Corp. (FRI) with respect to six large commercial properties that JT owned. FRI was listed on the Tokyo Stock Exchange on August 9, 2004. At March 31, 2007, the Company holds seven per cent of FRI's equity interest and FRI is not included in the consolidation.

(2) Business restructuring costs

Business restructuring costs for the years ended March 31, 2005 and 2006 consisted of the following:

	Millions of yen	
	2005	2006
Additional Retirement Benefits (see Note 10)	¥ (209,540)	¥ (8,557)
Loss on disposition of property, plant and equipment	(5,323)	(99)
Others-net	(9,985)	647
Total	¥ (224,848)	¥ (8,009)

Additional retirement benefits relate early retirements of employees incurred as discussed in Note 10.

Loss on disposition of property, plant and equipment of ¥5,323 million for the year ended March 31, 2005, was recorded as a result of the reduction of the useful lives to the remaining period of use and intention of future disposition of certain tobacco manufacturing factories and other tobacco operation facilities which ceased their operations by March 31, 2005.

For the year ended March 31, 2006, "Others-net" in the Business restructuring costs includes the reversal of payables recognized due to the acceleration of planned retirement dates for employees on long-term leave who accepted the early retirement program implemented during the year ended March 31, 2005.

(3) Loss on impairment of long-lived assets

Asset grouping is based on the smallest identifiable unit that generates cash flows that are largely independent of the cash flows from other assets, except for idle property, which is grouped individually.

The Group reviewed its long-lived assets for impairment during the year ended March 31, 2006 and, as a result, recognized an impairment loss of ¥11,439 million, which principally consists of ¥7,738 million of land and ¥3,452 million of buildings and structures, as other expense mainly for company housing due to be discontinued which are mostly located in the Tokyo metropolitan area. During the second half of the year ended March 31, 2006, land and buildings of company housing were finally assessed to be discontinued, resulting in the change of asset groups for impairment testing. Most of the impairment losses were recognized on company housing after they were evaluated individually as a result of the asset group change.

During the fiscal year ended March 31, 2007, the group recorded impairment losses of ¥2,712 million ($23 million), which relates principally to land, and certain buildings and structures which are planned to be demolished.

The recoverable amounts of these assets were measured at their net realizable value determined mainly by real estate appraised values.

(4) Other – net

"Other – net" included in "Other Income (Expenses)" for the years ended March 31, 2005, 2006 and 2007 consisted of the following:

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Financial support for domestic tobacco growers (see Note 14)	¥ (1,099)	¥ (863)	¥ (3,505)	$ (30)
Foreign exchange gain (loss)-net	1,026	(2,893)	(14,465)	(123)
Write-down of investment securities	(362)	(11)	—	—
Gain on sales of investment securities-net	1,112	879	1,908	16
Loss on partial termination of defined benefit plan (see Note 10)	—	(3,097)	—	—
Gain on disposition of marketing rights	2,533	—	—	—
One-time termination payment to domestic leaf tobacco growers	(4,228)	—	—	—
Introduction costs for vending machines with adult identification functions	—	(159)	(5,746)	(49)
Others-net	(1,617)	(3,376)	(9,390)	(78)
Total	¥ (2,635)	¥ (9,520)	¥ (31,198)	$ (264)

At the Leaf Tobacco Deliberative Council meeting in August 2004, JT inquired about soliciting farm families that met certain qualifications with respect to planting area sizes and farmers' ages to quit farming and it was approved by the council. As a result, JT paid ¥4,228 million to those tobacco growers who decided to quit farming in signing of farming contracts for the 2005 crop of leaf tobacco.

"Introduction costs for vending machines with adult identification functions" is the cost to establish the system of vending machines with functions to prevent minors from purchasing cigarettes from vending machines and to dispense cigarettes only after scanning and verifying special IC cards that indicate whether the purchaser is an adult or not.

16. Segment Information

The Company's business is divided into the domestic tobacco, international tobacco, pharmaceutical, foods and other industry segments. The domestic tobacco segment consists of manufacturing and sale of tobacco products, primarily cigarettes, in Japan, including tobacco products sold at duty free shops in Japan, as well as at markets in China, Hong Kong and Macau, which are covered by the China Division. The domestic tobacco segment includes the sales by TS Network, JT's subsidiary. TS Network distributes the tobacco products and conducts wholesale etc. of foreign brand tobacco products purchased from foreign tobacco manufacturers through importers. The international tobacco segment consists of manufacturing and sale of cigarettes in other markets worldwide not covered by the domestic tobacco segment. The pharmaceutical segment is concerned with the development, manufacturing and sale of prescription drugs. The foods segment involves manufacturing and sale of beverages and processed foods. Other segments include the real estate business, engineering business and other operations.

With respect to the international tobacco business, the accounting period of consolidated overseas subsidiaries, mainly represented by JTISA, ends December 31, 2006 and the results for the twelve months ended December 31, 2006 are consolidated for the year ended March 31, 2007.

(1) Industry segments

Information about the industry segments of the Company for the years ended March 31, 2005, 2006 and 2007 were as follows:

	Millions of yen							
	2005							
	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	¥ 3,491,488	¥ 792,705	¥ 57,676	¥ 265,380	¥ 57,265	¥ 4,664,514	¥ —	¥ 4,664,514
Intersegment sales	49,550	54,933	—	203	30,440	135,126	(135,126)	—
Total sales	3,541,038	847,638	57,676	265,583	87,705	4,799,640	(135,126)	4,664,514
Operating expenses	3,325,205	803,180	55,821	263,635	77,278	4,525,119	(133,976)	4,391,143
Operating income	¥ 215,833	¥ 44,458	¥ 1,855	¥ 1,948	¥ 10,427	¥ 274,521	¥ (1,150)	¥ 273,371
Assets	¥ 1,298,222	¥ 838,590	¥ 117,828	¥ 141,647	¥ 197,050	¥ 2,593,337	¥ 388,719	¥ 2,982,056
Depreciation and amortization other than goodwill	80,219	21,004	3,619	5,150	16,313	126,305	(443)	125,862
Amortization of goodwill (negative goodwill)	(21)	—	—	833	70	882	—	882
Capital expenditures	46,485	18,787	3,108	7,356	10,629	86,365	(1,256)	85,109

	Millions of yen							
	2006							
	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	¥ 3,405,281	¥ 881,188	¥ 49,257	¥ 278,378	¥ 23,553	¥ 4,637,657	¥ —	¥ 4,637,657
Intersegment sales	41,554	36,914	—	123	25,212	103,803	(103,803)	—
Total sales	3,446,835	918,102	49,257	278,501	48,765	4,741,460	(103,803)	4,637,657
Operating expenses	3,226,740	847,071	54,314	272,176	40,092	4,440,393	(109,682)	4,330,711
Operating income (loss)	¥ 220,095	¥ 71,031	¥ (5,057)	¥ 6,325	¥ 8,673	¥ 301,067	¥ 5,879	¥ 306,946
Assets	¥ 1,131,751	¥ 994,834	¥ 117,903	¥ 141,477	¥ 194,401	¥ 2,580,366	¥ 457,013	¥ 3,037,379
Depreciation and amortization other than goodwill	84,570	23,062	3,254	5,042	13,467	129,395	(4,540)	124,855
Impairment Loss	991	184	—	70	—	1,245	10,194	11,439
Amortization of goodwill	1,088	—	—	502	—	1,590	—	1,590
Capital expenditures	75,028	24,995	2,107	4,576	19,318	126,024	(27,097)	98,927

	Millions of yen							
	2007							
	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	¥ 3,416,274	¥ 999,658	¥ 45,452	¥ 286,554	¥ 21,449	¥ 4,769,387	¥ —	¥ 4,769,387
Intersegment sales	45,005	26,355	—	110	25,876	97,346	(97,346)	—
Total sales	3,461,279	1,026,013	45,452	286,664	47,325	4,866,733	(97,346)	4,769,387
Operating expenses	3,215,891	944,928	56,659	279,959	37,994	4,535,431	(98,035)	4,437,396
Operating income (loss)	¥ 245,388	¥ 81,085	¥ (11,207)	¥ 6,705	¥ 9,331	¥ 331,302	¥ 689	¥ 331,991
Assets	¥ 1,180,395	¥ 1,275,045	¥ 106,165	¥ 158,818	¥ 249,604	¥ 2,970,027	¥ 394,636	¥ 3,364,663
Depreciation and amortization other than goodwill	79,965	31,583	3,010	3,894	12,254	130,706	(600)	130,106
Impairment Loss	710	112	—	44	—	866	1,846	2,712
Amortization of goodwill	1,118	—	—	1,419	—	2,537	—	2,537
Capital expenditures	55,243	32,017	3,046	4,866	8,054	103,226	(1,079)	102,147

	Millions of U.S. dollars							
	2007							
	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	$ 28,939	$ 8,468	$ 385	$ 2,427	$ 182	$ 40,401	$ —	$ 40,401
Intersegment sales	381	223	—	1	219	824	(824)	—
Total sales	29,320	8,691	385	2,428	401	41,225	(824)	40,401
Operating expenses	27,242	8,004	480	2,371	322	38,419	(830)	37,589
Operating income (loss)	$ 2,078	$ 687	$ (95)	$ 57	$ 79	$ 2,806	$ 6	$ 2,812
Assets	$ 9,999	$ 10,801	$ 899	$ 1,345	$ 2,115	$ 25,159	$ 3,343	$ 28,502
Depreciation and amortization other than goodwill	677	268	25	33	104	1,107	(5)	1,102
Impairment Loss	6	1	—	0	—	7	16	23
Amortization of goodwill	9	—	—	12	—	21	—	21
Capital expenditures	468	271	26	41	68	874	(9)	865

Operating expenses represent the aggregate amount of the cost of sales and selling, general and administrative expenses. Capital expenditures include long-term prepaid expenses and expensed amounts of the long-term prepaid expenses are included in depreciation and amortization other than goodwill.

Effective the year ended March 31, 2006, a part of goodwill recognized by foreign consolidated subsidiaries, represented by JTISA, was included in the Domestic Tobacco segment. Such change was to reflect the fact that JT, during the period ended March 31, 2006, started the import, manufacturing and sales of foreign consolidated subsidiaries' products for the Japanese market. Intersegment goodwill acquisition by the Company was included in capital expenditures of the Domestic Tobacco segment, and is eliminated in Elimination/Corporate.

The domestic tobacco segment includes the sales by TS Network. Net sales of such imported tobacco products via TS Network for the year ended March 31, 2005, 2006 and 2007 were ¥947,522 million, ¥1,160,744 million and ¥1,216,249 million ($10,303 million), respectively.

(2) Geographical segments

The geographical segments of the Company for the years ended March 31, 2005, 2006 and 2007 were summarized as follows:

	Millions of yen					
	2005					
	Japan	Western Europe	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	¥ 3,823,102	¥ 317,273	¥ 524,139	¥ 4,664,514	¥ —	¥ 4,664,514
Intersegment sales	54,785	137,406	14,563	206,754	(206,754)	—
Total sales	3,877,887	454,679	538,702	4,871,268	(206,754)	4,664,514
Operating expenses	3,649,540	458,052	490,006	4,597,598	(206,455)	4,391,143
Operating income (loss)	¥ 228,347	¥ (3,373)	¥ 48,696	¥ 273,670	¥ (299)	¥ 273,371
Assets	¥ 1,630,225	¥ 664,106	¥ 211,362	¥ 2,505,693	¥ 476,363	¥ 2,982,056

	Millions of yen					
	2006					
	Japan	Western Europe	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	¥ 3,709,964	¥ 338,606	¥ 589,087	¥ 4,637,657	¥ —	¥ 4,637,657
Intersegment sales	42,368	153,514	18,943	214,825	(214,825)	—
Total sales	3,752,332	492,120	608,030	4,852,482	(214,825)	4,637,657
Operating expenses	3,524,195	492,967	535,165	4,552,327	(221,616)	4,330,711
Operating income (loss)	¥ 228,137	¥ (847)	¥ 72,865	¥ 300,155	¥ 6,791	¥ 306,946
Assets	¥ 1,446,958	¥ 760,456	¥ 276,327	¥ 2,483,741	¥ 553,638	¥ 3,037,379

	Millions of yen					
	2007					
	Japan	Western Europe	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	¥ 3,718,450	¥ 353,831	¥ 697,106	¥ 4,769,387	¥ —	¥ 4,769,387
Intersegment sales	47,350	156,414	23,331	227,095	(227,095)	—
Total sales	3,765,800	510,245	720,437	4,996,482	(227,095)	4,769,387
Operating expenses	3,517,318	529,055	618,885	4,665,258	(227,862)	4,437,396
Operating income (loss)	¥ 248,482	¥ (18,810)	¥ 101,552	¥ 331,224	¥ 767	¥ 331,991
Assets	¥ 1,487,678	¥ 1,023,183	¥ 304,630	¥ 2,815,491	¥ 549,172	¥ 3,364,663

	Millions of U.S. dollars					
	2007					
	Japan	Western Europe	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	$ 31,499	$ 2,997	$ 5,905	$ 40,401	$ —	$ 40,401
Intersegment sales	401	1,325	198	1,924	(1,924)	—
Total sales	31,900	4,322	6,103	42,325	(1,924)	40,401
Operating expenses	29,795	4,481	5,243	39,519	(1,930)	37,589
Operating income (loss)	$ 2,105	$ (159)	$ 860	$ 2,806	$ 6	$ 2,812
Assets	$ 12,602	$ 8,667	$ 2,581	$ 23,850	$ 4,652	$ 28,502

"Western Europe" includes Switzerland, France and Germany while "Others" includes Canada, Russia and Malaysia. Operating expenses represent the aggregate amount of the cost of sales and selling, general and administrative expenses.

(3) Sales to foreign customers

Sales to foreign customers for the years ended March 31, 2005, 2006 and 2007 amounted to ¥855,658 million, ¥935,198 million and ¥1,056,762 million ($8,952 million), respectively.

17. Derivatives

JT and certain consolidated subsidiaries use derivative financial instruments ("derivatives"), including foreign currency forward contracts, currency options and currency swaps to hedge foreign exchange risk associated with certain assets and liabilities denominated in foreign currencies. JT and certain consolidated subsidiaries also entered into interest rate swaps as a means of managing their interest rate exposure.

Derivatives are subject to market risk and credit risk. Market risk is the exposure created by potential fluctuations in market conditions, including interest or foreign exchange rates. Credit risk is the possibility that a loss may result from a counterparty's failure to perform according to the terms and conditions of the contract. JT and these consolidated subsidiaries do not hold or issue derivatives for trading purposes. The main objective of using derivatives is to hedge the Company's exposure to interest rate risks associated with certain future interest receipts on debt securities, certain interest payments on borrowings and bonds and forecasted foreign currency denominated transactions.

The effectiveness of the hedging instruments is assessed in accordance with the Risk Management Policy and Practice Manual for financial instruments of JT and these consolidated subsidiaries by comparing the accumulated amount of changes in hedging instruments with hedged items. Hedging instruments and hedged items are summarized as follows:

Hedging instruments	Hedged items
Foreign currency forward contracts	Forecasted foreign currency transactions
Currency options	Forecasted foreign currency transactions
Interest rate swaps	Borrowings

Because the counterparties to such derivatives are limited to major international financial institutions, the Company does not anticipate any losses arising from credit risk.

The Company had the following derivatives contracts that do not qualify for hedge accounting and are outstanding at March 31, 2005, 2006 and 2007:

	Millions of yen								
	2005			2006			2007		
	Contract/ Notional Amount	Fair Value	Gain (Loss)	Contract/ Notional Amount	Fair Value	Gain (Loss)	Contract/ Notional Amount	Fair Value	Gain (Loss)
Foreign currency forward contracts:									
Buying	¥ 21,543	¥ 23,296	¥ 1,753	¥ 12,621	¥ 12,330	¥ (291)	¥ 2,972	¥ 3,113	¥ 141
Selling	12,048	12,116	(68)	43,234	43,663	(429)	40,624	40,839	(215)
Currency options:									
Buying	—	—	—	24,201	212	212	—	—	—
Selling	—	—	—	—	—	—	2,615	(318)	(318)
Total			¥ 1,685			¥ (508)			¥ (392)

	Millions of U.S. dollars		
	2007		
	Contract/ Notional Amount	Fair Value	Gain (Loss)
Foreign currency forward contracts:			
Buying	$ 25	$ 26	$ 1
Selling	344	346	(2)
Currency options:			
Buying	—	—	—
Selling	22	(3)	(3)
Total			$ (4)

The contract or notional amounts of derivatives which are shown in the above table do not represent the amounts exchanged by the parties and do not measure the Company's exposure to credit or market risks.

18. Net Income Per Share

Net income per share and weighted-average number of common shares outstanding retroactively adjusted for stock split, for the years ended March 31, 2005 and 2006 are as follows:

	Yen	
Years ended March 31,	2005	2006
Net income per share	¥ 6,418	¥ 21,017
The weighted-average number of common shares outstanding	9,714,505	9,580,080

Note: There's no disclosure for the diluted net income per share, as no such potentially dilutive securities exist.

19. Subsequent Event

On April 18, 2007, JT acquired 100% of the issued shares of Gallaher Group Plc ("Gallaher") located in UK, through JTI (UK) MANAGEMENT LTD, a wholly owned subsidiary of JT, by way of a Scheme of Arrangement under the Company Act in UK. The business combination will be accounted for by the purchase method, where JT is the acquiring company and Gallaher is the acquired company. Accordingly, Gallaher became a wholly owned subsidiary of JT.

1. The Details of Business Combination

(1) The following information provides the name of the acquired company, business content, main reasons for business combination, the date of business combination, the legal form of the business combination, and ratio of voting rights acquired.

(a) The name of acquired company: Gallaher Group Plc

(b) Business contents: Manufacture and sale of tobacco products

(c) Main reasons for business combination:

Through the acquisition of the Gallaher, JT could expand its business and enjoy the economy of scale, build well-balanced and competitive brand portfolio in each market and price segmentation, strengthen technology/distribution infrastructures, and synergize business growth expected of the business combination with effective business operations.

(d) Date of business combination: April 18, 2007

(e) Legal form of the business combination:

The issued shares were acquired for cash.

(f) Ratio of voting rights acquired: 100%

(2) Acquisition costs: Approximately 7.5 billion pounds

(Approximately ¥1,720.0 billion, a part of which is financed by foreign-currency-denominated loans translated at the rate of £1 into ¥238.51)

(3) Amounts of goodwill and assets/liabilities assumed at the date of business combination:

Identification and fair-value measurements of assets/liabilities assumed at the date of business combination are in process, therefore, amounts of goodwill and assets/liabilities assumed at the date of business combination are unconfirmed at this time.

(4) Others

Summary of the balance sheet of the Gallaher as of December 31, 2006, based on the IFRS (International Financial Reporting Standards) is as follows;

	(Millions of sterling pounds)	(Billions of yen)
Current assets	1,525	356.3
Non-current assets	2,408	562.6
Current liabilities	1,457	340.4
Non-current liabilities	2,124	496.2
Net assets	352	82.3

The translation of GBP amounts into Japanese yen is made at the rate of £1 into ¥233.66.

Please note that the amount of assets/liabilities above indicates the business scale of the acquired company as references, and the figures do not indicate the exact amount of assets/liabilities assumed as of the date of the business combination.

2. The Details of Raising Funds

JT and JTI (UK) MANAGEMENT LTD concluded and executed the following loan agreement for the purpose of raising funds to acquire the issued shares of Gallaher.

(1) Borrowing by JT

(a) Lender:	Mizuho Bank Ltd.
(b) Borrowing Amount:	JPY 450.0 billion
(c) Repayment:	Bullet
(d) Interest Rate:	0.80000% and 0.84000%
(e) Borrowing Date:	April 25, 2007
(f) Term:	1 month and 3 months

Of the above amount, JPY 100.0 billion was repaid on May 25, 2007. JT would execute to refinance the remaining amount of JPY 350.0 billion by means including borrowings and issuance of bonds. JT FINANCE SERVICE CO.,LTD., which controls the cash management system of JT group and is a wholly owned subsidiary of JT, signed an agreement of commitment line with financial institutions to meet the requirement of funds (short-term bank loans and repayment of the loans).

(2) Borrowing by JTI (UK) MANAGEMENT LTD

(a) Lender:	18 syndicated banks, Merrill Lynch International and Merrill Lynch Japan Securities Co., Ltd. being Arrangers and The Bank of Tokyo-Mitsubishi UFJ, Ltd. being Agent Bank
(b) Borrowing Amount:	GBP 1.9 billion (Approximately ¥451.6 billion at the rate of £1 into ¥237.69)
(c) Repayment:	Bullet
(d) Interest Rate:	5.76908%
(e) Borrowing Date:	April 26, 2007
(f) Term:	2 months

JTI (UK) Management LTD. and other JT group entities concluded a committed credit facility with syndicated banks for the purpose of refinancing the above loan of GBP 1.9 billion and would repay the above loan of GBP 1.9 billion by utilizing the committed credit facility.

Independent Auditors' Report

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building 4-13-23,
Shibaura, Minato-ku,
Tokyo 108-8530, Japan
Tel: +81-3-3457-7321
Fax: +81-3-3457-1694
www.deloitte.com/jp

To the Board of Directors of
Japan Tobacco Inc.:

We have audited the accompanying consolidated balance sheets of Japan Tobacco Inc. ("JT") and consolidated subsidiaries (the "Company") as of March 31, 2006 and 2007, and the related consolidated statements of income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2007, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2006 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2007, in conformity with accounting principles generally accepted in Japan.

As discussed in Note 14 to the consolidated financial statements, JTI-Macdonald Corp. ("JTI-MC"), JT's Canadian subsidiary, received a Notice of Assessment from the Quebec Ministry of Revenue on August 11, 2004, demanding payment of approximately Canadian dollar 1.36 billion (approximately ¥114.6 billion). JTI-MC filed an application of "Companies' Creditors Arrangement Act ("CCAA") to the Ontario Superior Court of Justice on August 24, 2004, and the filing of CCAA makes it possible for JTI-MC to continue business operations with its assets safeguarded.

As discussed in Note 19 to the consolidated financial statements, on April 18, 2007, the Company completed the acquisition of Gallaher Group plc by way of a Scheme of Arrangement pursuant to the Company Act in UK .

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

Tokyo, Japan
June 22, 2007

Fact Sheets

Note: This "Fact Sheet" has been prepared in accordance with disclosure rules in Japan.

Financial Data

Net Sales Including Taxes

(Billions of Yen)


5,000
4,000
3,000
2,000
1,000
0
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07

Years ended March 31	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
☐ Total	3,596.9	3,876.5	4,371.2	4,501.7	4,544.1	4,492.2	4,625.1	4,664.5	4,637.6	4,769.3
Tobacco Business		3,616.7	4,024.4	4,140.2	4,178.0	4,134.4	4,236.9			
Domestic								3,491.4	3,405.2	3,416.2
International								792.7	881.1	999.6
Pharmaceutical Business		23.7	67.7	66.4	61.8	53.9	51.2	57.6	49.2	45.4
Foods Business		150.7	195.0	210.3	221.1	232.4	250.1	265.3	278.3	286.5
Other Business		85.3	83.9	84.6	83.0	71.4	86.8	57.2	23.5	21.4

Net Sales Excluding Taxes

(Billions of Yen)


2,500
2,000
1,500
1,000
500
0
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07

Years ended March 31	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
☐ Total	1,508.2	1,655.1	1,881.0	1,996.6	2,041.9	2,007.5	2,019.8	2,013.9	2,008.7	2,051.0
Tobacco Business		1,395.4	1,534.3	1,635.2	1,675.8	1,649.7	1,631.5			
Domestic								1,203.8	1,173.2	1,147.2
International								429.7	484.3	550.3
Pharmaceutical Business		23.7	67.7	66.4	61.8	53.9	51.2	57.6	49.2	45.4
Foods Business		150.7	195.0	210.3	221.1	232.4	250.1	265.3	278.3	286.5
Other Business		85.3	83.9	84.6	83.0	71.4	86.8	57.2	23.5	21.4

SG&A Expenses

(Billions of Yen)


800
600
400
200
0
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07

Years ended March 31	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
☐ SG&A	496.6	558.2	712.6	790.5	781.5	733.9	707.1	677.4	596.6	592.6
Personnel*	148.4	158.7	207.2	220.6	222.7	209.7	205.3	183.9	150.8	158.5
Advertising and General Publicity	31.1	31.5	36.9	48.3	40.2	35.7	35.4	27.4	23.9	23.4
Sales Promotion	77.6	109.7	134.5	162.5	155.2	142.0	141.7	140.1	142.1	128.0
R&D	37.7	37.1	47.5	47.0	52.6	44.5	42.1	40.4	37.5	41.2
Depreciation	14.7	16.6	51.2	58.9	59.5	56.7	56.7	54.2	53.4	57.4

*Personnel expense is the sum of compensation, salaries, allowances, provision for retirement benefits, statutory benefits, employee bonuses and accrual of employee bonuses

R&D Expenses

(Billions of Yen)


60
40
20
0
'00 '01 '02 '03 '04 '05 '06 '07

Years ended March 31	2000	2001	2002	2003	2004	2005	2006	2007
☐ R&D	47.5	47.0	52.7	44.5	42.2	40.5	37.5	41.2
Tobacco Business	15.7	13.7	14.5	14.8	16.6			
Domestic						16.1	15.1	15.1
International						2.1	0.9	1.3
Pharmaceutical Business	28.9	30.5	35.4	27.1	23.7	20.5	19.9	23.4
Foods Business	0.9	0.7	0.7	1.2	1.0	1.0	0.8	0.7
Other Business	1.8	1.1	0.7	0.6	0.1	0.0	—	—

*R&D expense in FY2000-2005 includes expenses posted as manufacturing cost

EBITDA

(Billions of Yen)


500
400
300
200
100
0
'00 '01 '02 '03 '04 '05 '06 '07

Years ended March 31	2000	2001	2002	2003	2004	2005	2006	2007
☐ EBITDA	315.1	312.0	334.1	337.2	373.4	400.1	433.3	464.6
Tobacco Business	299.4	296.3	320.9	321.4	343.1			
Domestic						296.0	305.7	326.4
International						65.4	94.0	112.6
Pharmaceutical Business	(0.7)	(3.1)	(8.5)	(5.1)	(4.4)	5.4	(1.8)	(8.1)
Foods Business	(0.4)	(2.6)	2.2	0.5	3.3	7.9	11.8	12.0
Other Business	16.0	20.0	19.6	19.6	30.6	26.8	22.1	21.5

*EBITDA = operating income + depreciation and amortization

Operating Income

(Billions of Yen)


400
300
200
100
0
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07

Years ended March 31	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
☐ Operating Income	129.5	168.8	153.9	139.9	163.8	188.9	234.0	273.3	306.9	331.9
Tobacco Business		193.8	181.5	165.9	192.1	213.3	238.4			
Domestic								215.8	220.0	245.3
International								44.4	71.0	81.0
Pharmaceutical Business		(12.6)	(11.4)	(12.8)	(18.9)	(13.8)	(12.8)	1.8	(5.0)	(11.2)
Foods Business		(8.6)	(14.5)	(17.3)	(11.8)	(13.1)	(4.8)	1.9	6.3	6.7
Other Business		(2.6)	(1.7)	3.4	1.7	0.9	11.9	10.4	8.6	9.3

Non-Operating Income and Expenses

(Billions of Yen)


0
(5)
(10)
(15)
(20)
(25)
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07

Years ended March 31	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
☐ Non-Operating Income and Expenses	(14.3)	(3.6)	(14.3)	(7.8)	(7.1)	(15.7)	(20.4)	(3.1)	(9.1)	(19.9)
Non-Operating Income	14.6	15.9	22.6	15.1	11.2	9.3	10.3	15.9	12.6	16.0
Financial Income (*1)	8.8	9.9	7.5	6.5	4.7	3.7	3.2	3.3	5.9	12.1
Non-Operating Expenses	29.0	19.5	37.0	23.0	18.3	25.0	30.7	19.0	21.7	35.9
Financial Expense (*2)	4.9	4.6	15.9	12.4	10.2	8.7	8.1	5.1	5.7	6.9

*1 Financial income is the sum of interest income, interest on marketable securities, interest on investment securities, dividend income, profit on redemption of securities, etc.

*2 Financial expense is the sum of interest expense, bond interest paid, loss of redemption of securities, etc.

Recurring Profit

(Billions of Yen)


350
300
250
200
150
100
50
0
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07

Years ended March 31	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
☐ Recurring Profit	115.1	165.2	139.5	132.0	156.6	173.2	213.5	270.2	297.8	312.0

Extraordinary Profit and Loss


(Billions of Yen)
50
0
(50)
(100)
(150)
(200)
(250)
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07

Years ended March 31	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
□ Extraordinary Profit and Loss	(5.0)	(5.0)	(12.0)	(12.3)	(58.4)	(30.7)	(221.2)	(168.9)	3.1	25.1
Extraordinary Profit	3.8	6.2	16.8	20.7	30.0	18.3	29.3	79.2	65.4	50.8
Gain on Sale of Property, Plant and Equipment	2.5	4.5	8.0	16.3	28.2	15.4	17.2	73.3	60.0	47.5
Extraordinary Loss	8.8	11.3	28.8	33.0	88.5	49.0	250.5	248.2	62.3	25.7
Loss on Sale of Property, Plant and Equipment	0.1	0.1	2.9	1.6	2.2	2.6	4.8	2.2	24.8	3.1
Loss on Disposal of Property, Plant and Equipment	8.1	9.2	11.9	13.3	9.3	9.8	10.8	13.6	12.2	10.4
Business Restructuring Costs	—	—	—	—	13.4	11.4	40.8	224.8	8.0	—
Impairment Loss	—	—	—	—	—	—	—	0.1	11.4	2.7
Introduction Costs for Vending Machines with Adult Identification Functions	—	—	—	—	—	—	—	—	0.1	5.7

*Extraordinary loss in FY2004 includes ¥185 billion of one-time loss on recognition of obligations under the Public Official Mutual Assistance Association Law

Net Income (Loss)


(Billions of Yen)
220
200
80
60
40
20
0
(20)
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07

Years ended March 31	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
□ Net Income (Loss)	58.0	74.6	50.7	43.6	36.8	75.3	(7.6)	62.5	201.5	210.7

Earnings per Share (EPS)


(Yen)
120,000
100,000
40,000
20,000
0
(20,000)
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07

Years ended March 31	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
□ EPS	29,010	37,316	25,395	21,843	18,425	37,527	(3,966)	32,089	105,084	22,001

*A 5 for 1 stock split went into effect on April 1, 2006

Return on Equity (ROE)


(%)
14
12
10
8
6
4
2
0
(2)
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07

Years ended March 31	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
— ROE	4.4	5.4	3.5	2.9	2.4	4.7	(0.5)	4.2	12.4	11.3

Return on Assets (ROA)


(%)
12
10
8
6
4
2
0
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07

Years ended March 31	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
— ROA	6.6	8.3	6.1	4.7	5.4	6.4	7.9	9.2	10.4	10.7

*ROA=(Operating Income + Financial Income) / Total Assets [average of beginning and ending figure for the period]

Free Cash Flow (FCF)


(Billions of Yen)
400
300
200
100
0
(700)
(800)
'00 '01 '02 '03 '04 '05 '06 '07

Years ended March 31	2000	2001	2002	2003	2004	2005	2006	2007
□ FCF	(786.4)	307.3	31.4	170.3	269.1	269.4	145.5	223.0

*FCF = (cash flow from operating activities + cash flow from investing activities) excluding the following items:
From "cash flow from operating activities": Dividends received / interest received and its tax effect / interest paid and its tax effect
From "cash flow from investing activities": Cash outflow from purchase of marketable securities / proceeds from sales of marketable securities / cash outflow from purchases of investment securities / proceeds from sales of investment securities / others (but not business-related investment securities, which are included in the investment securities item)

Capital Expenditure (CAPEX)


(Billions of Yen)
500
400
200
100
0
'99 '00 '01 '02 '03 '04 '05 '06 '07

Years ended March 31	1999	2000	2001	2002	2003	2004	2005	2006	2007
□ Capital Expenditure	82.0	442.8	114.8	96.5	109.1	90.8	85.1	98.9	102.1
Tobacco Business	57.6	401.1	77.3	70.0	60.9	60.5			
Domestic							46.4	75.0	55.2
International							18.7	24.9	32.0
Pharmaceutical Business	1.7	3.8	3.6	2.2	1.1	2.6	3.1	2.1	3.0
Foods Business	4.7	14.5	4.2	6.9	7.2	9.1	7.3	4.5	4.8
Other Business	17.8	23.2	29.2	18.1	38.8	18.0	10.6	19.3	8.0

*1 CAPEX in FY1999-2000 = Tangible Assets + Intangible Assets
*2 CAPEX in FY2001-2006 = Tangible Assets + Intangible Assets + Long-Term Prepaid Expenses
*3 CAPEX in FY2000 includes Intangible Assets of ¥323 billion related to the RJRI acquisition

Depreciation & Amortization


(Billions of Yen)
200
150
100
50
0
'99 '00 '01 '02 '03 '04 '05 '06 '07

Years ended March 31	1999	2000	2001	2002	2003	2004	2005	2006	2007
□ Depreciation & Amortization	88.6	138.8	172.0	170.3	148.3	139.4	126.7	126.4	132.6
Tobacco Business	63.8	110.1	130.3	128.8	108.0	104.7			
Domestic							80.1	85.6	81.0
International							21.0	23.0	31.5
Pharmaceutical Business	3.4	4.9	9.7	10.4	8.7	8.4	3.6	3.2	3.0
Foods Business	3.7	6.0	14.7	14.1	13.7	8.1	5.9	5.5	5.3
Other Business	17.0	17.1	16.6	17.8	18.7	18.6	16.3	13.4	12.2

*1 Depreciation & Amortization in FY1999-2000 = Depreciation of Tangible Fixed Assets + Amortization of Intangible Fixed Assets
*2 Depreciation & Amortization in FY2001-2007 = Depreciation of Tangible Fixed Assets + Amortization of Intangible Fixed Assets + Amortization of Long-Term Prepaid Expenses + Amortization of Goodwill

Total Assets


(Billions of Yen)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07

As of March 31	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
□ Total Assets	2,058.6	2,228.5	3,095.2	3,188.2	3,063.0	2,957.6	3,029.0	2,982.0	3,037.3	3,364.6
Tobacco Business		1,634.9	2,346.7	2,452.7	2,309.5	2,153.0	2,122.2			
Domestic								1,298.2	1,131.7	1,180.3
International								838.5	994.8	1,275.0
Pharmaceutical Business		121.1	126.6	129.9	125.2	114.7	114.3	117.8	117.9	106.1
Foods Business		92.6	126.9	133.8	133.2	135.3	141.4	141.6	141.4	158.8
Other Business		175.0	195.5	198.1	190.1	236.5	250.2	197.0	194.4	249.6

Total Equity and Equity Ratio


(Billions of Yen)
(%)
2,000
1,500
1,000
500
0
80
70
60
50
40
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07

As of March 31	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
□ Total Equity	1,355.6	1,415.9	1,526.5	1,513.8	1,613.1	1,622.6	1,507.9	1,498.2	1,762.5	2,024.6
— Equity Ratio	65.9	63.5	49.3	47.5	52.7	54.9	49.8	50.2	58.0	58.3

*Total Equity in FY1998-2006 excludes Minority Interests

Book Value per Share (BPS)


(Yen)
1,000,000
800,000
600,000
400,000
200,000
0
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07

As of March 31	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
□ BPS	677,833	707,998	763,291	756,922	806,552	811,204	771,516	781,813	919,780	204,617

*1 Total Equity in FY1998-2006 excludes Minority Interests
*2 A 5 for 1 stock split went into effect on April 1, 2006

Liquidity and Interest-Bearing Debt


(Billions of Yen)
1,200
1,000
800
600
400
200
0
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07

As of March 31	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
□ Liquidity	713.8	806.2	496.8	645.7	550.7	623.5	798.4	863.6	979.6	1,185.6
□ Interest-Bearing Debt	115.7	123.3	660.5	606.0	511.7	424.4	381.2	230.7	216.6	219.2

*1 Liquidity=Cash and deposits + Marketable securities + Commercial Paper received under repurchase agreement
*2 Interest-Bearing Debt=Short-Term Debt (includes current portion of Bonds and current portion of Long-Term Debt) + Bonds + Long-Term Debt

Debt / Equity Ratio


(Times)
0.5
0.4
0.3
0.2
0.1
0
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07

As of March 31	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
— Debt / Equity Ratio	0.09	0.09	0.43	0.40	0.32	0.26	0.25	0.15	0.12	0.11

Interest Coverage Ratio


(Times)
60
40
20
0
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07

Years ended March 31	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
— Interest Coverage Ratio	28.2	38.8	10.2	11.8	16.5	22.1	29.3	54.2	54.9	49.9

*Interest Coverage Ratio = (Operating Income + Financial Income) / Financial Expense

Annual Dividends per Share


(Yen)
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07

Years ended March 31	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
□ Annual Dividends per Share	7,000	7,000	8,000	8,000	8,000	10,000	10,000	13,000	16,000	4,000

*A 5 for 1 stock split went into effect on April 1, 2006

Dividend Payout Ratio on a Consolidated Basis


(%)
100
50
0
(200)
(300)
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07

Years ended March 31	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
— Dividend Payout Ratio	24.1	18.8	31.5	36.6	43.4	26.6	(252.1)	40.5	15.2	18.2

Domestic Tobacco Business

Total Domestic Market



(Billions of Cigarettes)
350
300
250
200
150
100
50
0
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07

Years ended March 31	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
□ Total Domestic Market	328.0	336.6	332.2	324.5	319.3	312.6	299.4	292.6	285.2	270.0

*Source: Tobacco Institute of Japan

JT Sales Volume and JT Share



(Billions of Cigarettes)
(%)
350
300
250
200
150
100
50
0
100
90
80
70
60
50
40
30
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07

Years ended March 31	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
□ JT Sales Volume	254.5	257.5	250.1	243.1	237.2	229.0	218.3	213.2	189.4	174.9
— JT Share	77.6	76.5	75.3	74.9	74.3	73.3	72.9	72.9	66.4	64.8

Sales Volume of China Division and Domestic Duty-Free



(Billions of Cigarettes)
6
4
2
0
'02 '03 '04 '05 '06 '07

Years ended March 31	2002	2003	2004	2005	2006	2007
□ Sales Volume	5.8	6.0	5.4	5.1	3.2	3.4

*China Division covers China, Hong Kong, and Macau markets

Market Share by JT Brand Family


(%)
80
60
40
20
0
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07

Years ended March 31	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Mild Seven	34.8	34.8	34.5	34.0	33.2	32.5	32.6	32.9	32.2	31.6
Seven Stars	7.9	7.8	7.8	7.7	8.2	8.3	8.4	8.3	8.7	9.0
Caster	9.2	8.7	8.3	8.0	7.8	7.5	7.1	6.6	6.3	6.0
Cabin	6.3	5.9	5.3	5.0	4.7	4.4	4.1	4.2	4.0	4.0
Peace	3.3	3.3	3.2	3.1	3.0	3.0	3.0	2.9	2.9	2.8
Pianissimo	—	—	—	—	—	—	—	—	1.9	2.4
Hope	2.3	2.2	2.1	2.1	2.1	2.0	2.0	2.1	2.1	2.0
Frontier	3.6	3.3	3.1	2.9	2.8	2.6	2.2	1.9	1.7	1.5
Other Brands	10.2	10.5	11.0	12.1	12.5	13.0	13.5	14.0	6.7	5.5

Top 20 Selling Products in Japan by Market Share (FY2007)

	Product	Brand Owner	Share (%)
1	MILD SEVEN SUPER LIGHTS	JT	6.8
2	MILD SEVEN LIGHTS	JT	6.2
3	SEVEN STARS	JT	5.2
4	MILD SEVEN	JT	4.9
5	MARLBORO LIGHTS MENTHOL BOX	Altria	3.2
6	MILD SEVEN EXTRA LIGHTS	JT	3.0
7	MILD SEVEN ONE 100's BOX	JT	2.8
8	CASTER MILD	JT	2.7
9	CABIN MILD BOX	JT	1.9
10	LARK MILDS KS BOX	Altria	1.8
11	SEVEN STARS BOX	JT	1.6
12	KENT ULTRA1 • 100's BOX	British American Tobacco	1.5
13	PIANISSIMO ONE	JT	1.5
14	MARLBORO KS BOX	Altria	1.5
15	MILD SEVEN ONE	JT	1.5
16	HOPE (10)	JT	1.3
17	MARLBORO LIGHTS BOX	Altria	1.3
18	MILD SEVEN ONE BOX	JT	1.3
19	FRONTIER LIGHTS BOX	JT	1.2
20	CASTER ONE 100's BOX	JT	1.2

Source: Tobacco Institute of Japan

Market Share by Tar Level (Market Share in top 100 sales products)



(%)
100
80
60
40
20
0
'00 '01 '02 '03 '04 '05 '06 '07

Years ended March 31	2000	2001	2002	2003	2004	2005	2006	2007
☐ 1 mg	11.7	12.9	14.0	14.6	16.1	18.4	19.9	21.2
☐ 2-3 mg	7.9	8.1	7.9	7.5	6.6	6.7	7.4	7.0
☐ 4-6 mg	25.9	24.8	24.0	23.8	23.5	23.1	23.2	23.4
☐ 7-13 mg	40.8	40.8	40.8	40.9	40.3	39.8	37.7	36.3
☐ 14 mg or Higher	13.7	13.4	13.4	13.3	13.4	12.1	11.9	12.1

Source: Tobacco Institute of Japan

Market Share by Tar Level (JT Products)



(%)
80
60
40
20
0
'00 '01 '02 '03 '04 '05 '06 '07

Years ended March 31	2000	2001	2002	2003	2004	2005	2006	2007
☐ 1 mg	5.3	5.8	6.0	6.1	7.2	8.5	11.7	12.9
☐ 2-3 mg	5.6	5.8	5.8	5.9	5.4	5.9	6.6	6.7
☐ 4-6 mg	18.7	18.6	17.9	17.3	17.0	16.5	14.5	13.9
☐ 7-13 mg	32.7	32.2	32.0	31.6	30.9	30.0	22.0	19.7
☐ 14 mg or Higher	13.0	12.6	12.5	12.5	12.4	12.0	11.6	11.6

Menthol Products Market Share



(%)
20
15
10
5
0
'00 '01 '02 '03 '04 '05 '06 '07

Years ended March 31	2000	2001	2002	2003	2004	2005	2006	2007
— Menthol Products*	8.6	10.0	11.3	12.7	14.0	16.4	17.2	17.4
— Menthol JT Products	4.6	5.5	6.4	6.8	7.6	8.9	7.0	6.8

*Market Share in top 100 sales products Source: Tobacco Institute of Japan

Products Priced at ¥320 or more per pack and D-spec Products Market Share



(%)
12
10
8
6
4
2
0
'03 '04 '05 '06 '07

Years ended March 31	2003	2004	2005	2006	2007
— JT Products Priced at ¥320 or more per pack (*1)	10.2	11.1	11.8	6.3	5.5
— D-spec Products (*2)	0.01	0.38	0.93	1.72	4.04

*1 Data before June 2006 refers to share of JT products priced at ¥300 or more per pack
*2 D-spec products, reduced odor segment products (known as "Less Smoke Smell" products abroad), incorporate the company's odor-reducing technology in response to customer demands for a reduction in the unpleasant smell of smoke

JT Net Sales Excluding Taxes per Thousand Cigarettes



(Yen)
4,000
3,900
3,800
3,700
3,600
3,500
'99 '00 '01 '02 '03 '04 '05 '06 '07

Years ended March 31	1999	2000	2001	2002	2003	2004	2005	2006	2007
— JT Net Sales Excluding Taxes Per Thousand Cigarettes	3,790	3,822	3,840	3,850	3,856	3,908	3,941	3,864	3,990

*JT Net sales excluding taxes thousand cigarettes = (retail price sales - retailer margins - consumption tax
- national tobacco excise tax - local tobacco excise tax
- national tobacco special excise tax) / sales volume X 1,000

Composition of JT Products by Price Range



(%)
100
80
60
40
20
0
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07

Years ended March 31	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
☐ Products Priced at ¥300 or more per pack [*1]	36.9	37.2	36.5	37.7	38.2	38.4	42.6	44.8	40.2	71.7
Products Priced at ¥320 or more per pack						12.1	14.7	16.1	9.5	8.5
Products Priced at ¥310 per pack						3.8	1.0	0.0	0.0	0.0
Products Priced at ¥300 per pack						22.5	26.9	28.7	30.7	63.2
☐ Products Priced at ¥290 or Less per pack [*2]	63.1	62.8	63.5	62.3	61.8	61.6	57.4	55.1	59.8	28.3

*1 ~ Nov. 98: ¥240 or more, Dec. 98 ~ Jun. 03: ¥260 or more, Jul. 03 ~ Jun. 06: ¥280 or more
*2 ~ Mar. 97: ¥220 or less, Apr. 97 ~ Nov. 98: ¥230 or less, Dec. 98 ~ Jun. 03: ¥250 or less, Jul. 03 ~ Jun. 06: ¥270 or less

New Product Launches and Sales Area Expansion

Year ended March 31, 2007 (9 products) (D-spec: seven products, Menthol: three products, Tar 1mg: one product, Products at ¥320 or more per pack: seven products)

Date	Product	D-spec	Menthol	Tar (mg)	Nicotine (mg)	Price	Sales Region
Oct-06	CABIN ONE TASTY 100's BOX			1	0.1	¥300	42 prefectures → (Dec-06) Nationwide
Oct-06	CAMEL MENTHOL BOX	O	O	8	0.7	¥320	Miyagi → (Mar-07) Nationwide
Oct-06	SAKURA	O		7	0.6	¥350	Kanagawa
Oct-06	PEACE INFINITY	O		8	0.7	¥350	Kyoto
Oct-06	SALEM ICEBLUE	O	O	8	0.6	¥320	Fukuoka → Discontinued
Dec-06	MILD SEVEN SUPER LIGHTS 100's BOX			6	0.5	¥300	Hokkaido → (Feb-07) Nationwide
Jan-07	D-SPEC H SIDE SLIDE BOX	O		12	0.9	¥320	Tokyo, Kanagawa, Chiba, Saitama, Fukuoka
Jan-07	D-SPEC R SIDE SLIDE BOX	O		5	0.5	¥320	Tokyo, Kanagawa, Chiba, Saitama, Fukuoka
Jan-07	D-SPEC C SIDE SLIDE BOX	O	O	7	0.6	¥320	Tokyo, Kanagawa, Chiba, Saitama, Fukuoka

Number of New Products Launches


20
15
10
5
0
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07

Years ended March 31	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
□ Number of New Products Launches	6	4	2	4	7	4	14	18	14	9

Number of JT Cigarette Products


120
100
80
60
40
20
0
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07

As of March 31	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
□ Number of JT Cigarette Products	94	97	99	99	102	98	93	95	117	106

Smoking Rate (by gender)


(%)
60
50
40
30
20
10
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06

At the time of survey	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006*
— All Adults	34.6	33.6	33.6	32.9	32.7	30.9	30.3	29.4	29.2	26.3
— Male	56.1	55.2	54.0	53.5	52.0	49.1	48.3	46.9	45.8	41.3
— Female	14.5	13.3	14.5	13.7	14.7	14.0	13.6	13.2	13.8	12.4

Source: JT "Japan Smoking Rate Survey"

* The survey method, along with the sample number, was modified from 2006, resulting in a lack of comparability with results prior to 2006

Smoking Rate (by age)


(%)
50
40
30
20
10
0
Total 20s 30s 40s 50s over-60s

Survey in 2006	Total	20s	30s	40s	50s	over-60s
☐ Male	41.3	44.4	48.7	48.4	46.4	28.0
☐ Female	12.4	18.8	17.7	16.9	12.1	5.5

Source: JT "Japan Smoking Rate Survey"

Taxation

All tobacco products sold in Japan are subject to the national tobacco excise tax, the national tobacco special excise tax, and local tobacco excise tax. The national tobacco excise tax is set at ¥3,552 per thousand cigarettes, the national tobacco special excise tax at ¥820 per thousand cigarettes, and the local tobacco excise tax is set at ¥4,372 per thousand cigarettes. In addition, under the Consumption Tax Law, a 5% consumption tax is imposed as with other goods and services. All tobacco excise taxes and consumption tax are imposed not only for tobacco products manufactured in Japan but also for imported tobacco products. From April 1987, no customs duties apply to imported tobacco products.

Changes of Tobacco Excise Taxes

Item	Tobacco Consumption Tax				Tobacco Excise Tax					
	Apr-1985		May-1986		Apr-1989	Apr-1997	Dec-1998	May-1999	Jul-2003	Jul-2006
	Ad valorem (%)	Specific (¥/1,000 units)	Ad valorem* (%)	Specific (¥/1,000 units)	Specific (¥/1,000 units)	Specific (¥/1,000 units)	Specific (¥/1,000 units)	Specific (¥/1,000 units)	Specific (¥/1,000 units)	Specific (¥/1,000 units)
National Tobacco Excise Tax	23.0	582	23.0	1,032	3,126	3,126	3,126	2,716	3,126	3,552
National Tobacco Special Excise Tax	—	—	—	—	—	—	820	820	820	820
Local Tobacco Excise Tax	22.4	550	22.4	1,000	3,126	3,126	3,126	3,536	3,946	4,372
Total Excise Tax	45.4	1,132	45.4	2,032	6,252	6,252	7,072	7,072	7,892	8,744
Consumption Tax	—	—	—	—	3.0%	5.0%	5.0%	5.0%	5.0%	5.0%
Tobacco Regulation Changes	• Tobacco Consumption Tax was introduced		• ¥1,000 was deducted from tax base for Ad valorem • Tobacco Consumption Tax was increased		• Consumption Tax was introduced • Tobacco Consumption Tax was renamed Tobacco Excise Tax	• Consumption Tax was increased	• National Tobacco Special Excise Tax was introduced	• Review of budget allocations in line with a revision of laws	• Tobacco Excise Tax was increased	• Tobacco Excise Tax was increased

(Reference)

	Apr-1985	May-1986	Apr-1989	Apr-1997	Dec-1998	May-1999	Jul-2003	Jul-2006
Retail Price of Mild Seven per pack	¥200	¥220	¥220	¥230	¥250	¥250	¥270	¥300
Tax Incidence of Mild Seven per pack (incl. Consumption Tax)	56.7%	59.7%	59.7%	59.1%	61.3%	61.3%	63.2%	63.1%

Breakdown of Price Levels per Cigarettes Package

	List price ¥290 per pack		List price ¥300 per pack		List price ¥320 per pack	
Consumption Tax	¥ 13.81	4.76%	¥ 14.29	4.76%	¥ 15.24	4.76%
Retailer's Margin	¥ 29.00	10.00%	¥ 30.00	10.00%	¥ 32.00	10.00%
Total Tobacco Excise Tax	¥174.88	60.30%	¥174.88	58.29%	¥174.88	54.65%
National Tobacco Excise Tax	¥ 71.04	24.50%	¥ 71.04	23.68%	¥ 71.04	22.20%
Local Tobacco Excise Tax	¥ 87.44	30.15%	¥ 87.44	29.15%	¥ 87.44	27.33%
National Tobacco Special Excise Tax	¥ 16.40	5.66%	¥ 16.40	5.47%	¥ 16.40	5.13%
JT's Proceeds	¥ 72.31	24.93%	¥ 80.83	26.94%	¥ 97.88	30.59%

Net sales excluding taxes: JT's Proceeds
Net sales including taxes: Total Tobacco Excise Tax through JT's Proceeds
Retail price sales: Consumption Tax through JT's Proceeds

Tobacco Manufacturing System



Leaf processing factory
Domestic leaf tobacco
Threshing
Decompose leaves into mesophyll and vain
Drying
Dry leaves to adjust moisture content appropriate for storing and ripening.
Packing into a case
Pack dried-leaves in an appropriate portion for storing and transporting.
Storing
Ripen leaves for a certain period
International leaf tobacco
Cigarette manufacturing factory
Blending
Blend several leaves
Cutting
Cut leaves into smaller pieces
Flavoring
Add aromatic essences called top dressing
Rolling
Roll cigarettes
Packaging
Pack cigarettes into parcels or cartons and cardboard boxes.
Retailer
Customer

Number of Domestic Cigarette Manufacturing Factories



25
20
15
10
5
0
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07

As of March 31	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
□ Domestic Cigarette Manufacturing Factories	25	25	25	25	25	25	22	18	10	10

Tobacco Manufacturing-related Factory Location

As of March 31, 2007



Cigarette manufacturing factories: 10
Morioka factory
Koriyama factory
Kita-Kanto factory
Odawara factory
Tokai factory
Hamamatsu factory
Kanazawa factory
Kansai factory
Yonago factory
Kyushu factory
Other tobacco related factories: 4
Tomobe factory
Hiratsuka factory
Okayama printing factory
Hofu factory

Tobacco Sales System


Customers
sales
JT
direct sales
Retailers
Wholesalers
approval
licensing requirement for selling
registration for the wholesale
by way of wholesalers or direct sales
requirement for the approval of retail price
approval
Registered Importers
approval
requirement for the approval of retail price
registration notification
imports
registration requirement for registered importers
Foreign Tobacco Companies

Number of Tobacco Retailers

(Thousands of Stores)


350
300
250
200
150
100
50
0
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07

As of March 31	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
☐ Tobacco Retailers	296	299	302	306	307	307	305	304	304	302

Source: Ministry of Finance

Number of Tobacco Vending Machines

(Thousands)


700
600
500
400
300
200
100
0
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06

As of December 31	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
☐ Total Tobacco Vending Machines	505	527	529	625	629	629	626	622	616	565

Source: Japan Vending Machine Manufacturers Association

Number of Tobacco Vending Machines (JT Tobacco Vending Machines)

(Thousands)


300
200
100
0
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07

As of March 31	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
☐ JT Tobacco Vending Machines	128	146	193	220	251	254	237	226	243	228

Number of Domestic Tobacco Growers and Area under Domestic Leaf Tobacco Cultivation


(Thousands of Growers)
(Thousands of Hectares)
30
20
10
0
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07

Years ended March 31	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
□ Number of Domestic Tobacco Growers	27	25	24	23	21	20	20	18	14	14
— Area under Domestic Leaf Tobacco Cultivation	25	25	24	24	23	23	22	21	19	18

Volume of Domestic and International Leaf Tobacco Purchase


(Thousands of Tons)
100
80
60
40
20
0
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07

Years ended March 31	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
□ Domestic	68	63	64	60	60	58	50	52	46	37
□ International	94	100	95	94	100	85	90	85	39	60

Value of Domestic Leaf Tobacco Purchase and Price per 1kg


(Billions of Yen)
(Yen)
200
150
100
50
0
2,000
1,900
1,800
1,700
1,600
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07

Years ended March 31	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
□ Amount	130.1	118.5	121.6	117.1	114.7	109.2	93.1	98.0	84.3	68.5
— Price per 1 kg	1,901	1,853	1,879	1,926	1,895	1,878	1,839	1,862	1,801	1,818

Leaf Tobacco Reappraisal Profit / Loss


(Billions of Yen)
15
12
9
6
3
0
(3)
(6)
(9)
(12)
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07

Years ended March 31	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
□ Leaf Tobacco Reappraisal	5.3	12.8	14.7	4.1	1.9	0.7	6.6	(9.8)	(9.5)	9.5

*( ) indicates reappraisal loss

International Tobacco Business

Worldwide Demand for Cigarette



(Billions of Cigarettes)
6,000
5,500
5,000
4,500
4,000
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05

Years ended December 31	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
☐ Worldwide Demand for Cigarette	5,615	5,413	5,372	5,407	5,469	5,471	5,494	5,508	5,597	5,585

Source: The Maxwell Report "Top World Cigarette Market Leaders"

Market Share of the Top International Tobacco Companies

(%)

Years ended December 31	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
Altria	15.9	17.5	17.6	16.2	16.5	16.6	16.6	16.8	17.0	17.7
British American Tobacco	12.4	13.2	13.3	13.9	14.8	14.8	14.1	14.4	15.2	12.1
JT	4.6	4.7	4.7	8.5	8.2	8.3	8.0	7.7	7.7	7.4
Reynolds American	5.6	5.9	5.6	1.8	1.8	1.7	1.7	1.5	2.0	1.9
Rothmans	3.9	4.4	4.3	1.3	—	—	—	—	—	—

Source: The Maxwell Report "Top World Cigarette Market Leaders"

Top 10 Brands by Sales Volume Worldwide

(Billions of cigarettes)

Years ended December 31 Brand	Brand Owner	Total World Annual Sales Volume 2004	2005
1. Marlboro	Altria	466.4	472.7
2. Mild Seven	JT	115.6	111.7
3. L&M	Altria	113.4	106.2
4. Winston	Total*	85.0	91.3
	JT	70.2	77.1
	Reynolds American	14.8	14.2
5. Camel	Total*	58.8	59.0
	JT	35.8	35.7
	Reynolds American	23.0	23.3
6. Cleopatra	Eastern Tobacco	58.2	57.2
7. Derby	British American Tobacco	45.1	42.1
8. Pall Mall	Reynolds American, British American Tobacco	33.3	39.7
9. Kent	British American Tobacco, Lorillard	33.8	39.5
10. Wills Gold Flake	British American Tobacco	30.4	34.3

Source: The Maxwell Report "Top World Cigarette Market Leaders"
*Sales volume within the United States and that outside the United States belong to Reynolds American and JT, respectively

Tobacco Sales Volume (by Brand)

(Billions of Cigarettes)



Years ended December 31	2000	2001	2002	2003	2004	2005	2006
Total	203.1	215.1	203.3	198.8	212.4	220.3	240.1
GFB Total	95.7	107.8	109.8	117.5	131.4	133.8	149.1
Camel	33.0	36.0	34.0	34.8	35.1	35.2	35.4
Winston	35.0	43.0	48.0	55.9	70.1	76.4	93.9
Mild Seven	16.0	18.0	17.0	17.2	17.2	17.5	17.5
Salem	11.0	11.0	11.0	9.7	8.9	4.8	2.3
Other Brands	107.4	107.3	93.5	81.3	81.0	86.5	91.0

*Sales volume in the China Division (China, Hong Kong, and Macau) was included in 2000 and 2001, but excluded from 2002 to 2006

Tobacco Sales Volume (by Region)

(Billions of Cigarettes)



Years ended December 31	2000	2001	2002	2003	2004	2005	2006
Total	203.1	215.1	203.3	198.8	212.4	220.3	240.1
Asia	38.0	42.0	39.0	40.4	40.6	33.5	29.1
Europe	37.0	38.0	38.0	36.9	38.1	39.2	44.1
Americas	11.0	11.0	10.0	9.9	9.9	9.3	8.8
CIS & Others	118.0	124.0	116.0	111.6	123.8	138.3	158.0

*Sales volume in the China Division (China, Hong Kong and Macau) were included in 2000 and 2001, but excluded from 2002 to 2006

Net Sales Excluding Taxes per Thousand Cigarettes

(U.S. Dollars)



Years ended December 31	2000	2001	2002	2003	2004	2005	2006
Net Sales Excluding Taxes per Thousand Cigarettes	14.4	14.0	15.0	17.4	18.6	19.9	19.7

*Net sales in the China Division (China, Hong Kong, and Macau) were included in 2000 and 2001, but excluded from 2002 to 2006

Number of International Factories



As of March 31	2001	2002	2003	2004	2005	2006	2007
Number of International Factories	19	17	16	16	16	17	17

Pharmaceutical Business

R&D Expense on a Non-consolidated Basis



(Billions of Yen)
35
30
25
20
15
10
5
0
'00 '01 '02 '03 '04 '05 '06 '07

Years ended March 31	2000	2001	2002	2003	2004	2005	2006	2007
☐ R&D Expense on a Non-consolidated Basis	26.0	29.0	34.5	26.4	23.1	20.1	19.3	21.9

Royalty Income from Viracept®



(Millions of U.S. Dollars)
150
100
50
0
'00 '01 '02 '03 '04 '05 '06 '07

Years ended March 31	2000	2001	2002	2003	2004	2005	2006	2007
☐ Royalty Income from Viracept®	146	126	110	75	68	58	50	41

Clinical Development

As of April 27, 2007

Code	Stage	Indication	Mechanism	Rights
JTT-705 (oral)	Phase I (JPN)	Dyslipidemia	CETP inhibitor	Roche (Switzerland) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan.
JTT-130 (oral)	Phase II (JPN) Phase II (Overseas)	Hyperlipidemia	MTP inhibitor	
JTK-303 (oral)	Phase I (JPN)	HIV	Integrase inhibitor	Gilead Sciences (U.S.) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan.
JTT-302 (oral)	Phase II (Overseas)	Dyslipidemia	CETP inhibitor	
JTT-305 (oral)	Phase II (JPN) Phase I (Overseas)	Osteoporosis	CaSR antagonist	
JTT-551 (oral)	Phase I (JPN) Phase I (Overseas)	Type 2 diabetes mellitus	PTP1B inhibitor	
JTT-552 (oral)	Phase I (JPN)	Hyperuricemia	URAT1 (Urate Transporter 1) inhibitor	

Foods Business

Net Sales

(Billions of Yen)



300
250
200
150
100
50
0
'00 '01 '02 '03 '04 '05 '06 '07

Years ended March 31	2000	2001	2002	2003	2004	2005	2006	2007
□ Foods Business	195.0	210.3	221.1	232.4	250.1	265.3	278.3	286.5
Processed Foods*	—	41.6	48.0	60.0	73.6	87.8	93.0	95.7
Beverages	—	165.4	173.1	172.3	176.5	177.4	185.3	190.7

*From FY2003, JTDS and HANS were included in Processed Foods, and the data for was adjusted 2002. Sales figures of Processed Foods prior to FY2002 are not comparable

Number of Marking / Combined Vending Machines

(Machines)



120,000
100,000
80,000
60,000
40,000
20,000
0
'00 '01 '02 '03 '04 '05 '06 '07

Years ended March 31	2000	2001	2002	2003	2004	2005	2006	2007
Vending Machines	—	—	190,000	201,000	211,000	226,000	237,000	250,500
□ JT-Owned	30,000	31,000	36,500	45,500	45,000	44,500	40,500	38,000
□ Combined	20,000	31,000	38,500	43,500	50,500	54,000	61,500	66,000

*Number of vending machines includes machines operated by JT's affiliates and cup vending machines. Combined vending machines focus on JT brand beverages but also sell non-JT brand beverages

Number of Employees

Number of Employees

(Employees)



50,000
40,000
30,000
20,000
10,000
0
'00 '01 '02 '03 '04 '05 '06 '07

As of March 31	2000	2001	2002	2003	2004	2005	2006	2007
□ Total	41,703	40,237	39,387	38,628	39,243	32,640	31,476	33,428
Tobacco Business	32,367	30,894	29,860	28,946	28,504	24,350		
Domestic							11,795	11,534
International							11,943	12,401
Pharmaceutical Business	1,682	1,670	1,580	1,530	1,551	1,566	1,532	1,554
Foods Business	3,397	3,654	4,097	4,581	5,409	5,357	5,232	7,084
Other Business	3,093	2,820	2,707	2,437	2,608	706	604	461
Corporate	1,164	1,199	1,143	1,134	1,171	661	370	394

*Number of employees is counted at working basis, unless otherwise indicated

As of March 31	2000	2001	2002	2003	2004	2005	2006	2007
□ Number of Employees (parent company)	16,235	15,588	14,462	14,172	13,769	10,124	8,855	8,930
Number of Employees Based on Enrollment (parent company)	20,194	19,355	17,815	17,272	16,690	11,300	9,931	9,984

As of December 31	1999	2000	2001	2002	2003	2004	2005	2006
JT International (Thousands of Employees)	13.0	11.8	11.7	11.6	11.9	12.0	—	—

*From FY2006, the data is disclosed as those of international tobacco business

Shareholder Information (As of March 31, 2007)

Common Stock

*A 5 for 1 stock split was completed on April 1, 2006

Authorized:	40,000,000 shares
Issued:	10,000,000 shares
Number of shareholders:	52,544

Transfer Agent

The Mitsubishi UFJ Trust and Banking Corporation
4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo

Stock Exchange Listings

First Sections of Tokyo Stock Exchange
Osaka Securities Exchange
Nagoya Stock Exchange
Fukuoka Stock Exchange
Sapporo Securities Exchange

Principal Shareholders

Name	Shares held
The Minister of Finance	5,001,909
State Street Bank and Trust Company	214,260
The Master Trust Bank of Japan, Ltd. (Trust Account)	172,157
Mizuho Bank, Ltd.	135,000
Japan Trustee Services Bank, Ltd. (Trust Account)	133,036
Morgan Stanley & Co. Inc.	119,735
State Street Bank and Trust Company 505103	109,907
UBS AG London A/C IPB Segregated Client Account	96,028
The Chase Manhattan Bank 385036	80,589
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	71,455

Composition of Shareholders (Years ended March 31)



(%)
100
80
60
40
20
0
'03
'04
'05
'06
'07
6.2
11.7
1.1
0.4
13.8
66.7
8.2
12.8
1.1
0.3
13.1
64.5
9.5
23.7
1.1
0.7
15.0
50.0
8.0
27.4
0.9
1.0
12.7
50.0
7.4
29.0
0.9
0.9
11.8
50.0
Individuals and others
Foreign institutions and others
Other institutions
Securities companies
Financial institutions
Japanese government

Offering JT Shares by Government

1st Offering

Method	Offering by Bids	Offering by non-Bids
Offer Price (Pricing Date)	Bid Price: From ¥1,362,000 to ¥2,110,000 Weighted Average Price: ¥1,438,000 (August 29, 1994)	¥1,438,000 (August 31, 1994)
Number of Offering shares	229,920 shares	164,356 shares
Offering Term	From August 15 to 18, 1994	From September 2 to 8, 1994

* The Listing date
October 27, 1994: First Sections of Tokyo Stock Exchange, Osaka Securities Exchange, and Nagoya Stock Exchange
November 7, 1994: Other Stock Exchanges

2nd and 3rd Offering

	2nd Offering	3rd Offering
Method	Offering by Book-Building formula	Offering by Book-Building formula
Offer Price (Pricing Date)	¥815,000 (June 17, 1996)	¥843,000 (June 7, 2004)
Number of Offering shares	Japan: 237,390 shares, International: 35,000 shares (Total: 272,390 shares)	Japan:198,334 shares, International: 91,000 shares (Total: 289,334 shares)
Offering Term	From June 18 to 19, 1996	From June 8 to 10, 2004

Stock Price Range and Trading Volume



(Yen)
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
(Point)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
All Time High
Jan. 4, 2007: ¥604,000
[reference]
TOPIX (right)
All Time Low
Apr. 7, 2003: ¥128,000
(Pre-split: ¥644,000)
10/94 03/95
03/96
03/97
03/98
03/99
03/00
03/01
03/02
03/03
03/04
03/05
03/06
03/07

*Due to a 5 for 1 stock split on April 1, 2006, stock prices reflect post-split levels

JT Stock Data (Years ended March 31)

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
High (Yen)	240,000	204,000	204,000	208,000	262,000	308,000	193,800	182,800	178,000	163,600	266,000	435,000	604,000
Low (Yen)	153,200	142,000	149,600	156,400	174,000	137,200	138,000	139,000	137,600	128,800	152,800	238,000	362,000
Trading volume (shares)	207,678	162,657	330,107	362,349	315,892	567,207	448,631	464,116	500,302	596,318	1,213,156	1,412,073	6,119,498

*1 Highs, lows, and trading volume of shares refer to those on the First Section of the Tokyo Stock Exchange
*2 Due to a 5 for 1 stock split on April 1, 2006, stock prices reflect post-split levels

Members of the Board, Auditors, and Executive Officers

(As of June 22, 2007)

Members of the Board

Chairman of the Board

Yoji Wakui

Representative Directors

Hiroshi Kimura

Kazuei Obata

Munetaka Takeda

Ichiro Kumakura

Ryoichi Yamada

Members of the Board

Noriaki Okubo

Mutsuo Iwai

Mitsuomi Koizumi

Yasushi Shingai

Member of the Board, Corporate Counselor

Katsuhiko Honda

Auditors

Standing Auditors

Masaaki Sumikawa

Hisao Tateishi*

Auditors

Hiroyoshi Murayama*

Takanobu Fujita*

* Outside Corporate Auditors under the Commercial Code of Japan

Executive Officers

President

Hiroshi Kimura
Chief Executive Officer

Executive Deputy Presidents

Kazuei Obata
Assistant to CEO in Planning, CSR, HR and Operational Review and Business Assurance

Munetaka Takeda
Chief Financial Officer and Assistant to CEO in Compliance and Food Business

Ichiro Kumakura
President, Tobacco Business and Assistant to CEO in Vending Machinery

Ryoichi Yamada
Assistant to CEO in Communications, General Administration and Legal

Senior Executive Vice President

Ryuichi Shimomura
Chief Legal Officer

Executive Vice Presidents

Zenjiro Watanabe
Deputy President, Tobacco Business

Mitsuomi Koizumi
Chief Marketing & Sales Officer
Tobacco Business

Kenji Iijima
Head of Manufacturing General Division, Tobacco Business

Tatsuya Hisano
Head of Domestic Leaf Tobacco General Division, Tobacco Business

Seiki Sato
Chief Corporate, Scientific & Regulatory Affairs Officer, Tobacco Business

Noriaki Okubo
President, Pharmaceutical Business

Shigeo Ishiguro
Head of Central Pharmaceutical Research Institute, Pharmaceutical Business

Mutsuo Iwai
President, Food Business

Yoshiyuki Murai
Chief Human Resources Officer

Masakazu Shimizu
Chief Communications Officer

Senior Vice Presidents

Hirotoshi Maejima
Head of Research & Development General Division, Tobacco Business

Yoshihisa Fujisaki
Head of Brand General Division, Tobacco Business

Tadashi Iwanami
Head of Blending & Product Development General Division, Tobacco Business

Akira Saeki
Head of Tobacco Business Planning Division, Tobacco Business

Gisuke Shiozawa
Head of Soft Drink Business Division, Food Business

Miyoharu Hino
Head of Food Business Division, Food Business

Sadao Furuya
Chief Strategy Officer

Kazuhiro Nishino
Chief General Affairs Officer

Corporate Data (As of March 31, 2007)

Head Office

2-1, Toranomon 2-chome,
Minato-ku, Tokyo 105-8422, Japan
Tel: (81)3-3582-3111
Fax: (81)3-5572-1441

Date of Establishment

April 1, 1985

Paid-in Capital

¥100 billion

Number of Employees

33,428 (Consolidated)
8,930 (Parent Company)

Domestic Sales Offices

Hokkaido (Hokkaido)
Sendai (Miyagi)
Tokyo (Tokyo)
Nagoya (Aichi)
Osaka (Osaka)
Hiroshima (Hiroshima)
Shikoku (Kagawa)
Fukuoka (Fukuoka)
17 other sales offices

Domestic Factories

Kita-Kanto (Tochigi)
Tokai (Shizuoka)
Kansai (Kyoto)
Kyushu (Fukuoka)
10 other factories

Domestic Laboratories

Leaf Tobacco Research Laboratory (Tochigi)
Tobacco Science Research Institute (Kanagawa)
Central Pharmaceutical Research Institute (Osaka)

JT International S.A.

14, Chemin Rieu, CH-1211, Geneva 17, Switzerland
Tel: (41)-22-7030-777
Fax: (41)-22-7030-789

Members of JT International Executive Committee

(As of April 18, 2007)

Pierre de Labouchere
President and Chief Executive Officer

Yasushi Shingai
Executive Vice President & Assistant to CEO

Thomas A. McCoy
Chief Operating Officer

Masaharu Abe
Senior Vice President, Research & Development

David Aitken
Senior Vice President, Consumer & Trade Marketing

Paul Bourassa
Senior Vice President, Legal / Corporate Affairs

Jean-François Leroux
Senior Vice President, Finance / Information Technology & Chief Financial Officer

Jörg Schappei
Senior Vice President, Human Resources

Bill Schulz
Senior Vice President, Global Supply Chain / Global Leaf Procurement

Frits Vranken
Senior Vice President, Business Development

Martin Braddock
Regional President, CIS / Adriatica / Romania & WWDF

Stefan Fitz
Regional President, Central Europe / Nordic

Hans-Gerd Hesse
Regional President, Asia Pacific

Fadoul Pekhazis
Regional President, Middle East / Africa / Iran / Turkey

Eddy Pirard
Regional President, United Kingdom / Ireland / OTP

Michel Poirier
Regional President, Americas

Roberto Zanni
Regional President, Western & Southern Europe / Baltics

JAPAN TOBACCO INC.

2-1, Toranomon 2-chome, Minato-ku,
Tokyo 105-8422, Japan
Tel: (81) 3-3582-3111
Fax: (81) 3-5572-1441
www.jti.co.jp

This annual report is printed on recycled paper.
Printed in Japan

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENTS
(brief description of Japanese language documents listed below is set out in EXHIBIT A hereto)

1. Amendment to Annual Securities Report dated July 9, 2007

2. Amended Shelf Registration Statement dated July 9, 2007

3. Supplemental Statement under Shelf Registration System dated July 18, 2007

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below are included in EXHIBIT B hereto)

1. The Company's Annual Report 2007

2. Press Release

	Date	Title
1)	07/18/2007 (07/18/2007)	JT Issues the Second, Third and Fourth Series Straight Bonds

---

Note: The dates in parentheses are the dates of the releases in Japanese

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Amendment to Annual Securities Report dated July 9, 2007

   Partial amendment to Annual Securities Report dated June 22, 2007 in relation to corporate governance statement. This Amendment to Annual Securities Report was filed with the Director of Kanto Local Finance Bureau.

2. Amended Shelf Registration Statement dated July 9, 2007

   Amended Shelf Registration Statement by which Amendment to Annual Securities Report dated July 9, 2007 was added to the reference information contained in the Shelf Registration Statement. This Amended Shelf Registration was filed with the Kanto Local Finance Bureau.

3. Supplemental Statement under Shelf Registration System dated July 18, 2007

   Supplemental Statement in relation to issuance of bonds was filed with the Director of Kanto Local Finance Bureau.

EXHIBIT B

ENGLISH DOCUMENTS

Set out below is the English documents referred to in ANNEX, Section B, items 1 to 2.

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Yukiko Seto
General Manager
Media and Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

FOR IMMEDIATE RELEASE

JT Issues the Second, Third and Fourth Series Straight Bonds

Tokyo, July 18, 2007 --- Japan Tobacco Inc. (JT) (TSE: 2914) announced today that it has determined the terms of the three tranches of its straight bonds with general mortgage, to be released by the company in Japan.
The terms of the bonds are as follows:

The Second Series Straight Bond with General Mortgage (hereinafter "Bond")

1. Total amount of issue:	50 billion yen
2. Denomination of each Bond:	100 million yen
3. Interest rate:	1.34 % per annum
4. Issue price:	99.99 yen per face value of 100 yen
5. Redemption price:	100 yen per face value of 100 yen
6. Final redemption date:	July 23, 2010 (Three years)
7. Redemption prior to maturity:	The company may, at any time after the date of payment, purchase the Bonds and have such purchased Bonds canceled.
8. Interest payment dates:	July 24 and January 24 of each year
9. Offering period:	July 18, 2007
10. Payment date:	July 24, 2007
11. Method of offering:	Public offering in Japan
12. Mortgage:	General mortgage
13. Underwriters:	Syndicate headed by Nomura Securities Co., Ltd. and Daiwa Securities SMBC Co., LTD.
14. Place of application:	Head and branch offices of underwriters in Japan
15. Book-entry transfer institution:	Japan Securities Depositary Center Inc.
16. Fiscal, issuing and paying agent:	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
17. Ratings:	The Bonds have been given ratings of "AA" from Rating and Investment Information, Inc.
18. Purpose of funds	Funds are to be used for repayment of loans

The Third Series Straight Bond with General Mortgage (hereinafter "Bond")

1.	Total amount of issue:	40 billion yen
2.	Denomination of each bond:	100 million yen
3.	Interest rate:	1.53 % per annum
4.	Issue price:	100 yen per face value of 100 yen
5.	Redemption price:	100 yen per face value of 100 yen
6.	Final redemption date:	July 22, 2011 (Four years)
7.	Redemption prior to maturity:	The company may, at any time after the date of payment, purchase the Bonds and have such purchased Bonds canceled.
8.	Interest payment dates:	July 24 and January 24 of each year
9.	Offering period:	July 18, 2007
10.	Payment date:	July 24, 2007
11.	Method of offering:	Public offering in Japan
12.	Mortgage:	General mortgage
13.	Underwriters:	Syndicate headed by Nomura Securities Co., Ltd. and Daiwa Securities SMBC Co., LTD.
14.	Place of application:	Head and branch offices of underwriters in Japan
15.	Book-entry transfer institution:	Japan Securities Depositary Center Inc.
16.	Fiscal, issuing and paying agent:	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
17.	Ratings:	The Bonds have been given ratings of "AA" from Rating and Investment Information, Inc.
18.	Purpose of funds	Funds are to be used for repayment of loans

The Fourth Series Straight Bond with General Mortgage (hereinafter "Bond")

1.	Total amount of issue:	60 billion yen
2.	Denomination of each Bond:	100 million yen
3.	Interest rate:	1.68 % per annum
4.	Issue price:	99.99 yen per face value of 100 yen
5.	Redemption price:	100 yen per face value of 100 yen
6.	Final redemption date:	July 24, 2012 (Five years)
7.	Redemption prior to maturity:	The company may, at any time after the date of payment, purchase the Bonds and have such purchased Bonds canceled.
8.	Interest payment dates:	July 24 and January 24 of each year
9.	Offering period:	July 18, 2007
10.	Payment date:	July 24, 2007
11.	Method of offering:	Public offering in Japan
12.	Mortgage:	General mortgage
13.	Underwriters:	Syndicate headed by Nomura Securities Co., Ltd. and Daiwa Securities SMBC Co., LTD.
14.	Place of application:	Head and branch offices of underwriters in Japan
15.	Book-entry transfer institution:	Japan Securities Depositary Center Inc.
16.	Fiscal, issuing and paying agent:	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
17.	Ratings:	The Bonds have been given ratings of "AA" from Rating and Investment Information, Inc.
18.	Purpose of funds	Funds are to be used for repayment of loans

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.769 trillion in the fiscal year ended March 31, 2007.